UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

IHARA CHEMICAL KOGYO Kabushiki Kaisha
(Name of Subject Company)

IHARA CHEMICAL INDUSTRY CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masashi Mochizuki
IHARA CHEMICAL INDUSTRY CO., LTD.
4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
(Telephone +81-3-3822-5223)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents Exhibit 1 and Exhibit 2 and the document attached hereto as Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on September 20, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.*

2	Notice of Conclusion of Merger Agreement between KUMIAI CHEMICAL INDUSTRY Co., Ltd. and IHARA CHEMICAL INDUSTRY CO., LTD.**

3	Notice of the 52nd Annual General Meeting of Shareholders

*Previously submitted on Form CB on September 20, 2016.
** Previously submitted on Form CB/A on December 16, 2016.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yoshitomo Koike
(Signature)

Yoshitomo Koike
Representative Director & President
KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name and Title)

December 28, 2016
(Date)

4

EXHIBIT 3

Notice of the 52nd Annual General Meeting of Shareholders

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

These documents have been translated from Japanese originals for reference purposes only.
In the event of any discrepancy between these translated documents and the Japanese originals, the originals shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translations.

NOTICE OF THE 52ND ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 1, 2015 - October 31, 2016

Date and Time:	Tuesday, January 24, 2017 at 10:00 a.m., Japan Time
Place:
4-58, Uenokoen, Taito-ku, Tokyo, Japan
“Sakura-no-ma,” 3F Ueno Seiyoken
(The meeting venue differs from the previous year, so please refer to the “Guide to the Venue of the Annual General Meeting of Shareholders” at the end of this document.)

Contents:
▪ Notice of the 52nd Annual General Meeting of Shareholders		1
▪ Reference Materials for the General Meeting of Shareholders		3
Proposals and References
Proposal No. 1:	Appropriation of Surplus	3
Proposal No. 2:	Approval of Merger Agreement between the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD	3
Attached Document 1:	Merger Agreement (Copy)
Attached Document 2:	Overview of Merger Ratio Analyses by Third-Party Financial Advisors
Attached Document 3:	Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.
Attached Document 4:	Content of the Financial Statements and Other Materials of KUMIAI CHEMICAL INDUSTRY CO., LTD. for the Latest Fiscal Year (Appendix)
Proposal No. 3:	Election of Nine (9) Directors	19
Proposal No. 4:	Payment of Retirement and Severance Allowances to Retiring Directors	24
▪ Reference Documents		26
Reference Document 1:	Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.
Reference Document 2:	Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.
Reference Document 3:	Proposal for Election of Corporate Auditors of KUMIAI CHEMICAL INDUSTRY CO., LTD.

IHARA CHEMICAL INDUSTRY CO., LTD.
Securities Code: 4989

Securities code 4989
January 5, 2017

4-26, Ikenohata 1-chome, Taito-ku, Tokyo 110-0008, Japan
IHARA CHEMICAL INDUSTRY CO., LTD.
Representative Director, President & CEO
Masashi Mochizuki

Dear Shareholders,

Notice of the 52nd Annual General Meeting of Shareholders

We hereby inform you that the Company will hold its 52nd Annual General Meeting of Shareholders as set forth below. Your attendance at the Meeting is highly appreciated.
If you are unable to attend the Meeting in person, you are entitled to exercise your voting rights in writing or via the Internet, etc. In such case, please review the attached “Reference Materials for the General Meeting of Shareholders,” and exercise your voting rights by following instructions described below by 5:40 p.m. on Monday, January 23, 2017, Japan Time.

Meeting Details

1.	Date and Time:	Tuesday, January 24, 2017 at 10:00 a.m., Japan Time
2.	Place:
4-58, Uenokoen, Taito-ku, Tokyo, Japan
“Sakura-no-ma,” 3F Ueno Seiyoken
(The meeting venue differs from the previous year, so please refer to the “Guide to the Venue of the Annual General Meeting of Shareholders” at the end of this document.)

◎          We have not prepared gifts for shareholders who attend the meeting. We appreciate your understanding.

3.	Purpose of the Meeting:
Matters to be Reported:
1.
Business Report and Consolidated Financial Statements for the 52nd Term (from November 1, 2015 to October 31, 2016) and results of audits of the Consolidated Financial Statements by the Accounting Auditor and the Council of Corporate Auditors

	2.	Non-Consolidated Financial Statements for the 52nd Term (from November 1, 2015 to October 31, 2016)
Matters to be Resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Approval of Merger Agreement between the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD.
	Proposal No. 3:	Election of Nine (9) Directors
	Proposal No. 4:	Payment of Retirement and Severance Allowances to Retiring Directors

4.    Information on Exercise of Voting Rights

(1) Exercise of Voting Rights in Writing
Please complete the Voting Rights Exercise Form by indicating your assent or dissent to each item on the agenda, and return the Form to us by 5:40 p.m. on Monday, January 23, 2017, Japan Time.

(2) Exercise of Voting Rights via the Internet, etc.
If exercising voting rights via the Internet, etc., please review the “Guide for Exercising Voting Rights via the Internet, etc.” (in Japanese), and exercise your voting rights.

•	If you attend the Meeting in person, please hand in the enclosed Voting Rights Exercise Form at the reception desk at the venue. The reception will open at 9:00 a.m.

•
In the event of any revision to the Reference Materials for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements, details shall be posted on the Company’s website (URL:http://www.iharachem.co.jp).

*An English translation of the original notice in Japanese

Reference Materials for the General Meeting of Shareholders

Proposals and References

Proposal No. 1:          Appropriation of Surplus

Appropriation of surplus for the fiscal year under review is proposed as follows.

Matters concerning year-end dividends
The Company views the return of profits to shareholders as a significant task, and has a basic dividend policy of continuing stable dividends while determining the amount in consideration of trends in business results and the securing of internal reserves to prepare for future business expansion. Based on this dividend policy, the Company proposes the following year-end dividends for the fiscal year under review.

(1) Type of dividend property
Cash

(2) Matters concerning allotment of dividend property to shareholders and the total amount
7 yen per share of common stock, for a total of 322,858,508 yen

(3) Effective date of distribution of surplus
January 25, 2017

Proposal No. 2: Approval of Merger Agreement between the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD.

On September 20, 2016, the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD. (“Kumika”; collectively the “Companies”) entered into a basic agreement (the “Basic Agreement”) concerning a merger of both companies based on a spirit of equality (the “Merger”) with May 1, 2017 (planned) as the effective date, and a business integration of the two companies (the “Business Integration”). The Merger is an absorption-type merger, whereby the Company is to be the absorbed company and Kumika is to be the surviving company. On December 16, 2016, the two companies entered into a merger agreement (the “Merger Agreement”) based on the Basic Agreement.
In this Proposal, we request your approval of the Merger Agreement.
Meanwhile, if this Proposal is approved, in line with the delisting standards stipulated by Tokyo Stock Exchange, Inc. (“TSE”), common stock of the Company is planned to be delisted on April 26, 2017 (final trading day will be April 25, 2017).

1. Purpose of the merger
The Companies have complemented each other’s roles in the course of conducting business together, under a system where manufacturing and sales are separated, with the Companies jointly creating and developing new agricultural chemicals, and with the Company manufacturing the active ingredients and Kumika handling commercialization and sales. The agricultural chemical business, which is the core business of both companies, is currently undergoing major changes in its business environment in Japan. Meanwhile, worldwide, against a backdrop of population increases and economic growth in developing countries, the importance of agricultural production has been increasingly on the rise. Given the perpetually changing business environment surrounding the agriculture and agricultural chemical business both in Japan and worldwide, the Companies have concluded that by deploying the growth strategy discussed below, the integration will provide the best opportunity to win out over the competition and maximize corporate value.
The Business Integration is intended to minimize risk by unifying processes, ranging from the creation of agricultural chemicals to R&D, and active ingredient procurement, formulation and sales, and consolidating management resources in order to facilitate faster and better decision-making. The Companies will seek to achieve sustained growth as a distinctive R&D-oriented company by elevating its business efficiency and reinforcing its management base both of which are to be achieved by utilizing integrated management resources.

The Companies will also undertake initiatives so that it can contribute to customers, the development of the agricultural industry, and the realization of an affluent society by providing goods and services of exceptional quality.
(1) Agricultural Chemical Business
The Companies will seek to maximize corporate value as an R&D-oriented agricultural chemical company that is closely connected to the Japanese and global markets. It will also effectively leverage business tie-ups and M&As to achieve further business expansion.
1)	Sales
à	Japanese Market
•	Reinforce marketing functions to get an accurate read on changes occurring in agricultural business conditions and take swift action.
•	Promote market penetration and expanded sales of newly developed chemicals through choice and concentration.
•	Maintain a sales system with a close-knit relationship with local regions, and bolster competitiveness through sales placing suitable products to individual market segments.
à	Overseas Market
•	Reinforce sales and marketing functions to accurately adapt to the changing marketplace and expand sales.
•	Strengthen the business base by re-evaluating the significance of, reorganizing, and integrating its overseas bases of operations.
•
Consider building new bases of operations in addition to existing ones in emerging countries with good growth potential. Reorganize its functions and bases of operations to conduct market-oriented sales activities in Asian regions in particular.

2)	R&D
•	Combine and optimize functions by reorganizing research structures, and improve the ability to produce new agricultural chemicals.
•	Continue to develop high-value and innovative agricultural chemical products that meet customers’ expectations by further bolstering chemical-formulation technology.
•	Promote innovation in organic synthetic technologies by exploiting open innovations, and reduce costs of chemicals developed in-house, including existing chemicals.
•
Produce a full product line-up by collaborating closely in sales activities, by securing a base that ensures data collection, field testing, and recording functions that provide accurate insights into customers’ needs, and by giving constructive feedback to the in-house chemical research process.

3)	Production and Procurement
•	Increase the company’s competitive edge by reorganizing and optimizing production and procurement systems, fully utilizing group company functions, and fully leveraging synergistic effects.
•	Reduce in-house chemical development costs, including existing chemicals, and increase price competitiveness and profitability by maintaining and reinforcing global procurement structures.
•
In the Asian region in particular, maintain a procurement function and foundation for active ingredients, intermediate ingredients, and formulations, and enhance market-oriented procurement activities that tie in to sales and development.

(2) Fine Chemicals Business
The Companies will aim to achieve sustained growth through maximizing customer value by the expansion of business areas using technologies of organic synthesis.
•	In the contract manufacturing segment, seek to grow profits further by expanding contract manufacturing production capacity that leverages our core-competency technologies.
•
In the chlorination segment, use the Thai subsidiary established to expand sales, production, and supply systems, and to establish a base of operations for developing group business opportunities in the future in the Asian region, to promote business maintenance and expansion.

•
In the fine chemicals, urethane curing agent, industrial chemical, bio-business, and other areas, strive to develop new products and create new businesses by leveraging established organic synthetic technologies, strong relationships of mutual trust with trading partners, and global procurement system, and by building a performance-evaluation system that enables manufacturing and sales with an insight into end-product needs.

(3) Cost Reduction Measures
The Companies will implement the following measures to increase management efficiency and improve profitability.
•	Resolve redundant functions in the management departments and increase operational efficiency.

•	Reduce costs by sharing and standardizing, etc. infrastructure.
•	Improve factory utilization rates based on planned production.
•	Centralize the management of IT systems and finances.
(4) Strengthen Corporate Governance
The Companies will undertake additional initiatives to achieve sustained growth and improve corporate value over the medium- to long-term. The initiatives will include securing systems to ensure that operations do not violate the law, the new company’s articles of incorporation and company rules, through thorough operation of internal control systems implemented according to the Basic Policy on Building an Internal Control System. These initiatives will also include respecting the rights and interests of the company’s shareholders and stakeholders and making corporate activities transparent. To that end, the company will continuously undertake initiatives based on a stance that conforms with the general rules stipulated in the Corporate Governance Code.
The Companies will decide on and publish a medium-term business plan that sets out the specific details to be implemented to achieve these objectives, as quickly as possible after the launch of the new company.

2. Details of the Merger Agreement
Details of the Merger Agreement are as described in the Attached Document 1 “Merger Agreement (Copy).”

3. Overview of Items Set Forth in Article 182 of the Ordinance for Enforcement of the Companies Act
(1) Appropriateness of the Consideration
1)	Allotment of Shares Relating to the Merger
Although Kumika shall allot 1.57 shares of Kumika for each share of the Company held by each shareholder of the Company as of the final time of the day before the effective date of the Merger (excluding shareholders who exercise appraisal rights for dissenting shareholders as stipulated in Article 785, Paragraph 1 of the Companies Act concerning the Merger), the delivery of Kumika’s common stock shall appropriate 6,000,000 shares (planned) included in the treasury stock (6,739,847 shares as of October 31, 2016) held by Kumika, with remaining number of shares from new issuance of common stock. However, no shares in the Company will be allotted as a result of the Merger to treasury stock (5,727,273 shares as of October 31, 2016) held by the Company and common stock of the Company held by Kumika (12,869,130 shares as of October 31, 2016). As a result, the total number of Kumika shares to be delivered through the Merger is planned to be 52,208,016 shares. On the other hand, the number of shares to be delivered through the Merger may change due to the fluctuation of the number of the treasury stock of the Company (includes treasury stock acquired through the purchase of stock concerning appraisal demands from dissenting shareholders as stipulated in Article 785, Paragraph 1 of the Companies Act that are exercised regarding the Merger).
	Kumika (surviving company)	The Company (absorbed company)
Allotment of shares relating to the Merger (“Merger Ratio”)	1	1.57
The shareholders who end up holding shares constituting less than a whole unit of Kumika (fewer than 100 shares) due to the Merger will be entitled to receive dividends according to the number of shares that they hold on the record dates that fall on or after the effective date of the Merger, but they will not be able to sell the shares of less than one unit on the financial instruments market. The shareholders who end up holding shares of less than one unit of Kumika may avail themselves of the following programs regarding the shares of less than one unit.
☐	Additional share purchase program for shares of less than one unit (purchase additional shares required to reach 100 shares)
Under Article 194, Paragraph 1 of the Companies Act and the provisions of Kumika’s Articles of Incorporation, this program allows shareholders who hold shares of less than one unit of Kumika to request that Kumika sell them a number of shares that, when combined with the number of shares less than one unit held by the relevant shareholder, will constitute a single unit (100 shares).
☐	Buyback program for shares of less than one unit (sale of fewer than 100 shares)
Under the provisions of Article 192, Paragraph 1 of the Companies Act, this program allows shareholders who hold shares of Kumika less than one unit to request that Kumika buy back the shares of less than one unit that they hold.

Shareholders who end up being issued a fraction of a share of Kumika (less than one share) due to the Merger will be paid an amount in cash in proportion to the fraction of a share that they held in accordance with Article 234 of the Companies Act and the provisions of related laws and ordinances.
2)	Basis for the Calculation of the Merger Ratio
A.	Basis for the Calculation
In order to ensure the fairness and appropriateness of the Merger Ratio relating to the Merger, the Company and Kumika respectively requested independent third-party financial advisors to calculate the Merger Ratio and each company received valuation reports on the Merger Ratio on December 15, 2016.
The Company retained Daiwa Securities Co. Ltd. (“Daiwa Securities”) as its third-party financial advisor. Kumika retained Nomura Securities Co., Ltd. (“Nomura Securities”) as its third-party financial advisor.
Please refer to Attached Document 2 “Overview of Merger Ratio Analyses by Third-Party Financial Advisors” for summaries of their respective analyses.
B.	Process of the Calculation
As described above, the Company and Kumika requested the calculation of the Merger Ratio to Daiwa Securities and Nomura Securities respectively and reviewed each company’s financial condition, performance trends and share price trends, among other factors, on a comprehensive basis by reference to the analysis conducted by the third-party financial advisors. Upon prudent and thorough discussions about the Merger Ratio, the two companies have come to an agreement that the Merger Ratio described above is appropriate and entered into the Merger Agreement on December 16, 2016.
C.	Relationships with the Third-Party Financial Advisors
Daiwa Securities, the third-party financial advisor of the Company, and Nomura Securities, the third-party financial advisor of Kumika, each do not fall under related parties of either the Company or Kumika, and do not have any material interest to be noted in connection with the Merger.
D.	Measures to Ensure Fairness
In order to ensure the fairness of the Merger, the Company has enacted the following measures.
a.
Obtaining Valuation Reports of the Merger Ratio from an Independent Third-Party Financial Advisor
In order to ensure the fairness of the Merger Ratio relating to the Merger, the Company received valuation reports of the Merger Ratio regarding the Merger from its third-party financial advisor, Daiwa Securities. The Company has not received any written opinion (a so-called “fairness opinion”) as to the fairness of the Merger Ratio for the Company from a financial point of view from Daiwa Securities.

b.
Advice from an Independent Law Firm
In order to ensure the fairness and adequacy of the decision-making by its Board of Directors, the Company has been advised on the method and process of such decision-making as well as other procedures relating to the Merger by T. Kunihiro & Co. Attorneys-at-Law, a legal advisor independent from the Company and Kumika.

On the other hand, in order to ensure the fairness of the Merger, Kumika has enacted the following measures.
a.
Obtaining Valuation Reports of the Merger Ratio from an Independent Third-Party Financial Advisor
In order to ensure the fairness of the Merger Ratio relating to the Merger, the Company received valuation reports of the Merger Ratio regarding the Merger from its third-party financial advisor, Nomura Securities. Kumika has not received any written opinion (a so-called “fairness opinion”) as to the fairness of the Merger Ratio for Kumika from a financial point of view from Nomura Securities.

b.
Advice from an Independent Law Firm
In order to ensure the fairness and adequacy of the decision-making by its Board of Directors, Kumika has been advised on the method and process of such decision-making as well as other procedures relating to the Merger by SATO & Partners, a legal advisor independent from the Company and Kumika.

E.	Measures to Avoid Conflicts of Interest
Since Kumika already holds 30.4% of the voting rights in the Company’s common stock (including indirect holdings), the Company is an equity-method affiliate of Kumika. Additionally, of the Directors at the Company, Mr. Takeo Otake concurrently serves as the Representative Director & Chairman of Kumika, and Mr. Yoshitomo Koike concurrently serves as Representative Director & President of Kumika.
Mr. Yoshitomo Koike is a counterparty party in the Merger, and the execution of the Merger Agreement therefore falls under a conflict of interest transaction under the Companies Act (Article 356, Paragraph 1, Item 2 and Article 365, Paragraph 1), so the approval of the Board of Directors of the Company has been obtained regarding the transaction.
In light of the foregoing situation, Messrs. Takeo Otake and Yoshitomo Koike did not participate in the deliberation and resolution of Merger-related agenda items at the Company’s Board of Directors meeting held on December 16, 2016. The Merger proposal brought before the meeting of the Board of Directors of the Company was passed unanimously by all eight (8) Directors present, excluding the two (2) individuals named above.
(2) Amounts of Increase in Capital and Reserves, etc., of Kumika due to the Merger
Amounts of increase in capital and reserves, etc., of Kumika due to the Merger will be decided upon deliberation by the Companies in line with the stipulations of Article 35 or Article 36 of the Ordinance on Company Accounting.
The above shall be determined as amounts appropriate from the viewpoint of flexible capital policy.
(3) Reasons for Selection of Kumika Stock as Consideration
As exchange consideration for stock of the Company concerning the Merger, the Company and Kumika selected the stock of Kumika, which will be the surviving company. The Company and Kumika judged that Kumika’s stock is appropriate as consideration concerning the Merger since it is listed on the first section of TSE, and although some shareholders may receive an allotment of shares of less than one unit depending upon the number of shares of the Company held, shares of one or more units will still be tradable on TSE, which will maintain liquidity of the shares, and shareholders who hold the Company’s shares may enjoy the integration effects of the Merger by receiving the stock of Kumika, which will be the surviving company.
(4) Protection of Minority Shareholders in Absorption-type Mergers between Companies under Common Control
Not applicable, as the Company and Kumika are not under common control.
(5) Reference Matters Regarding Consideration
1)	Stipulations of the Articles of Incorporation of Kumika
The stipulations of the Articles of Incorporation of Kumika are as shown in Attached Document 3 “Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.”
Meanwhile, the Articles of Incorporation contained in Attached Document 3 are the current Articles of Incorporation of Kumika, and are planned to be on the agenda at the 68th Annual General Meeting of Shareholders of Kumika to be held on January 27, 2017 as Reference Document 1 “Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.”
2)	Conversion Method for Consideration
(i)	Transactional Market Kumika’s stock is traded on the first section of TSE.
(ii)	Parties Serving as Intermediaries, Brokers, or Agents for Transactions Intermediation, brokerage, etc., of Kumika’s stock is conducted by securities exchange companies, etc., across Japan.
3)	Market Price of Consideration
Stock price trends for Kumika’s stock for the past six months on the first section of TSE are as follows.
By month	June 2016	July	August	September	October	November
Highest stock price (Yen)	951	652	608	635	615	695
Lowest stock price (Yen)	584	561	513	503	540	521

Additionally, the market price and trends, etc., for Kumika’s stock can be viewed at the URL below based on stock information and charts, etc., disclosed by TSE.
http://www.jpx.co.jp/
4)	Contents of Kumika’s Balance Sheets Regarding Each Fiscal Year for which the Final Date Arrived Within the Past Five Years
For each fiscal year, Kumika has submitted a Securities Report pursuant to the stipulations of Article 24, Paragraph 1 of the Financial Instruments and Exchange Act.

4. Appropriateness of the Provisions on Stock Acquisition Rights
Not applicable.

5. Financial Statements, etc.
(1)     Content of the Financial Statements and Other Materials of Kumika for the Latest Fiscal Year
Financial statements of Kumika for the latest fiscal year (from November 1, 2015 to October 31, 2016) is as described in the Attached Document 4 “Content of the Financial Statements and Other Materials of KUMIAI CHEMICAL INDUSTRY CO., LTD. for the Latest Fiscal Year (Appendix of the Reference Materials for the General Meeting of Shareholders).”
(2)	Disposal of Important Assets, etc. in the Company and Kumika after the Closing of the Two Companies’ Latest Fiscal Year
1)	The Company
The Company and Kumika entered into the Merger Agreement on December 16, 2016.
Please refer to the Attached Document 1 “Merger Agreement (Copy)” for the content of the agreement.
2)	KUMIAI CHEMICAL INDUSTRY CO., LTD.
Kumika and the Company entered into the Merger Agreement on December 16, 2016.
Please refer to the Attached Document 1 “Merger Agreement (Copy)” for the content of the agreement.

Attached Document 1
Merger Agreement (Copy)

KUMIAI CHEMICAL INDUSTRY CO., LTD. (“Kumiai”) and IHARA CHEMICAL INDUSTRY CO., LTD. (“Ihara”) enter into the following merger agreement (this “Agreement”).

Article 1 (Method of Merger and Parties to the Merger)
1.
Kumiai and Ihara shall integrate their companies based on a spirit of equality, and in accordance with the provisions of this Agreement, execute a merger (the “Merger”), whereby Kumiai is to be the surviving company and Ihara is to be the absorbed company. Kumiai shall succeed all rights and obligations of Ihara, and Ihara shall be dissolved.

2.	The trade names and addresses of the surviving company and the absorbed company relating to the Merger are as follows.
(1) Surviving company
Trade name: KUMIAI CHEMICAL INDUSTRY CO., LTD.
Address: 4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
(2) Absorbed company
Trade name: IHARA CHEMICAL INDUSTRY CO., LTD.
Address: 4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan

Article 2 (Consideration Granted for the Merger and Allotment Thereof)
1.
Upon the Merger, in exchange for common stock of Ihara, Kumiai shall deliver common stock of Kumiai equivalent to the total of the number of shares of common stock of Ihara held by shareholders of Ihara (excluding the number of shares concerning appraisal demands based on Article 785, Paragraph 1 of the Companies Act) recorded or registered in the shareholder registry of Ihara at the time directly before the Merger becomes effective (however, excluding Kumiai and Ihara; the “Shareholders Subject to Allotment”), multiplied by 1.57.

2.
For allotment of consideration in the previous Item, upon the Merger, Kumiai shall make allotment to Shareholders Subject to Allotment at a ratio of 1.57 shares of common stock of Kumiai for each share held in Ihara.

3.
In the event that fractional shares arise in the number of shares of Kumiai when common stock is delivered to Shareholders Subject to Allotment by Kumiai pursuant to the previous two Items, Kumiai shall handle this in accordance with stipulations of Article 234 of the Companies Act and other related laws and regulations.

Article 3 (Amount of Capital and Reserves)
Amounts of increase in capital and reserves, etc., of Kumiai due to the Merger will be decided upon deliberation between Kumiai and Ihara in line with the stipulations of Article 35 or Article 36 of the Ordinance on Company Accounting.

Article 4 (Approval from a General Meeting of Shareholders on the Merger)
Kumiai and Ihara shall seek approval for the Agreement and matters required for the Merger at their respective Annual General Meetings of Shareholders (the “General Meetings of Shareholders”) regarding the fiscal year ended October 31, 2016. However, in the event that Kumiai and Ihara deem that schedule adjustments are necessary due to requirements for the merger process, procedures regarding the Antimonopoly Act, or other reasons, respective general meetings of shareholders shall be held at a time upon mutual agreement by both parties in place of the General Meetings of Shareholders, and the above approvals shall be obtained at such general meetings of shareholders.

Article 5 (Effective Date)
The date on which the Merger takes effect (the “Effective Date”) shall be May 1, 2017; provided, however, that Kumiai and Ihara may postpone and change the Effective Date upon mutual agreement if it is deemed that it will be difficult to execute the Merger on said date due to requirements for the merger process, procedures regarding the Antimonopoly Act, or other reasons.

Article 6 (Succession of Assets)
Ihara shall transfer all assets, liabilities, and rights and obligations as of the Effective Date on the same day to Kumiai, and Kumiai shall succeed these.

Article 7 (Management of Corporate Assets)
During the period from the conclusion of this Agreement to the Effective Date, each of Kumiai and Ihara shall conduct its businesses and manage its assets with the due care of a good manager. Actions which will have a material effect on these assets, rights and obligations shall be made after obtaining approval from the other party. However, this does not necessarily apply if stipulated otherwise in this Agreement.

Article 8 (Treatment of Employees)
As of the Effective Date, Kumiai shall succeed all employees of Ihara as employees of Kumiai, and regarding the working conditions of employees and other handling, these shall be determined upon deliberation between Kumiai and Ihara in consideration of employment conditions and labor conditions, etc., at Ihara prior to the Merger.

Article 9 (Key Matters After the Merger)
1.
The trade name and address of Kumiai after the Effective Date of the Merger (the “Merged Company”) shall be as follows. Additionally, the trade name for the new company shall be determined after future consideration to create one fitting for the new company.

Trade name:	Kumiai Kagaku Kogyo Kabushiki Kaisha (in English, it shall be expressed as KUMIAI CHEMICAL INDUSTRY CO., LTD.)
Address:          4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
2.	The Merged Company shall have a Board of Directors, Board of Corporate Auditors and an Accounting Auditor.
3.	The structure of Representative Directors for the Merged Company shall be as follows.
Representative Director & Chairman:                                           Masashi Mochizuki
Representative Director & President:                                           Yoshitomo Koike
Representative Director and Senior Managing Director:          Hiroyuki Kakinami
4.	The Merged Company shall have fifteen (15) Directors (including three (3) Outside Directors) and four (4) Corporate Auditors (four (4) Outside Corporate Auditors), and shall be comprised as follows.
Directors:
Masashi Mochizuki, Yoshitomo Koike, Hiroyuki Kakinami, Masato Hayakawa, Hajime Takahashi, Makoto Takagi, Masahiro Ojima, Masanari Nakashima, Takuro Shinohara, Teruhiko Ikawa, Tetsuo Amano, Yoichi Maeda, Sumio Sano (Outside), Tadahisa Nishio (Outside), and Kanji Ikeda (Outside)

Corporate Auditors:	Kazuyuki Izumisawa (Outside), Shozo Kubo (Outside), Kenji Sugiyama (Outside) and Miwako Shiratori (Outside)
5.	The fiscal year of the Merged Company shall commence on November 1 of each year and end on October 31 of the following year.

Article 10 (Amendment to Terms and Conditions of the Merger and Cancellation of this Agreement)
During the period from the conclusion of this Agreement to the Effective Date, if (i) a material change occurs in the property or managing conditions of Kumiai or Ihara due to natural disasters or other reasons or (ii) an event occurs which could materially impede the execution of the Merger, Kumiai and Ihara may, upon mutual consultation, amend the terms and conditions of the Merger or cancel this Agreement.

Article 11 (Effectiveness of this Agreement)
This Agreement will lose its effectiveness if (i) the approval of this Agreement at the general meeting of shareholders of Kumiai or Ihara provided for in Article 4 is not obtained, or (ii) licenses or approvals, etc., from relevant government offices required for the Merger are not obtained, by the day before the Effective Date.

Article 12 (Applicable Law)
The effectiveness, interpretation, and execution of this Agreement shall be in accordance with the laws of Japan, and interpreted in line with the laws of Japan.

Article 13 (Matters for Negotiation)
In addition to the matters provided for in this Agreement, any matters necessary with respect to the Merger will be determined upon sincere negotiation between Kumiai and Ihara in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed two originals of this Agreement and sign or affix their names and seal, and each party retains one original.

December 16, 2016

Kumiai:
4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
KUMIAI CHEMICAL INDUSTRY CO., LTD.
Representative Director & President, Yoshitomo Koike (Seal)

Ihara:
4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
IHARA CHEMICAL INDUSTRY CO., LTD.
Representative Director, President & CEO, Masashi Mochizuki (Seal)

Attached Document 2
Overview of Merger Ratio Analyses by Third-Party Financial Advisors

Daiwa Securities used the Market Share Price Analysis when performing its financial analysis of the merger ratio because there is a market share price of the common stock listed on a financial instruments exchange for both companies. It also used the Discounted Cash Flow Analysis (“DCF Analysis”) to reflect the state of future business activities in performing its financial analysis.
The results of the financial analysis of the merger ratio are as follows when the equity value per share of Kumiai is set at one (1).

Methodology	Results of Financial Analysis of the Merger Ratio
Market Share Price Analysis	1.58 – 1.63
DCF Analysis	1.37 – 1.87

In the Market Share Price Analysis, December 15, 2016 was used as the calculation reference date. Daiwa Securities used the closing price of both companies on the Tokyo Stock Exchange on the calculation reference date, as well as the average closing share price for the one-month period, the three-month period, and the six-month period preceding the calculation reference date to perform its financial analysis.
Daiwa Securities in principal used the materials and information provided by Kumiai Chemical Industry and Ihara as well as information in the public domain, etc. as is when performing its financial analysis of the merger ratio. It did so on the assumption that the materials and information, etc. subject to analysis and review were all correct and complete, and it did not independently verify the accuracy or completeness thereof, nor is it obligated to do so. Daiwa Securities did not individually value, appraise, or assess the assets and liabilities (including, but not limited to, financial derivatives, off-balance-sheet assets and liabilities, and contingent liabilities), including analyses and valuations of independent assets and liabilities, of Kumiai and Ihara and their affiliated companies, nor did it hire a third-party agency to do so. Daiwa Securities assumes that the profit plans, financial estimates, and future-oriented information provided by Kumiai and Ihara, respectively, were reasonably prepared based on the best possible estimates and decisions at present made by both companies’ management teams, and with Ihara’s consent, Daiwa Securities relied on this information without independent verification thereof. The financial analysis performed by Daiwa Securities are premised on financial, economic, market, and other conditions as of December 15, 2016.
The future profit plan that was used as a basis for the DCF Analysis calculation (Kumiai submitted the profit plan to Daiwa Securities) states that a substantial year-on-year increase in profit is expected for one fiscal year. This is because Kumiai expects profitability to improve in the fiscal year ending October 31, 2019 based on increased sales of a new chemical in the Japanese market, increased volume of sales due to an expanded sales territory for an herbicide targeting overseas markets, and decreased testing and research costs.
On the other hand, none of the fiscal years included in the Ihara profit plan, however, show a substantial year-on-year profit increase or decrease.
Further, the synergistic effects of the Merger have not been reflected in either of the company’s profit plans on which the DCF Analysis is predicated.

Nomura Securities performed its financial analysis of the merger ratio using the Market Share Price Analysis since share prices (common stock) exist for both companies, respectively, the Comparable Company Analysis since there are a number of listed companies that are comparable to Kumiai and Ihara and it is possible to infer a share price based on a comparison thereof, and the DCF Analysis to reflect the state of future business activities in performing its financial analysis.
The results of the financial analysis of the merger ratio using each methodology are as follows when the equity value per share of Kumiai is set at one (1).

Methodology	Results of Financial Analysis of the Merger Ratio
Market Share Price Analysis (Reference Date 1)	1.58 – 1.65
Market Share Price Analysis (Reference Date 2)	1.53 – 1.67
Comparable Company Analysis	1.19 – 1.88
DCF Analysis	1.53 – 1.69

In the Market Share Price Analysis, the closing share price on the first section of the Tokyo Stock Exchange on December 15, 2016 (the reference date; hereinafter “Reference Date 1”), and the average closing share price during the one-week period, one-month period, three-month period, and six-month period preceding the Reference Date 1 were used, and the closing share price on the first section of the Tokyo Stock Exchange on September 16, 2016 (the reference date; hereinafter “Reference Date 2”), which is the business day before the “Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.” was released on September 20, 2016, and the average closing share price for the one-week period, one-month period, three-month period, and six-month period preceding the Reference Date 2 were used.
Nomura Securities in principal used the information provided by both companies as well as information in the public domain, etc. as is when performing its financial analysis of the merger ratio. It did so on the assumption that the materials and information, etc. that it used were all correct and complete, and it did not independently verify the accuracy or completeness thereof. Further, Nomura Securities did not independently value, appraise, or assess the assets and liabilities (including contingent liabilities), including analyses and valuations of independent assets and liabilities, of Kumiai and Ihara and their affiliated companies, nor did it retain a third-party agency to do so. The merger ratio financial analysis performed by Nomura Securities reflects the information and economic conditions as of December 15, 2016, and the financial estimates by Kumiai and Ihara are used on the premise that they have been reasonably prepared or reviewed based on the best estimates and decisions made by both companies’ management teams at present.
The future profit plan that was used as a basis for the DCF Method calculation (Kumiai submitted the profit plan to Nomura Securities) states that a substantial year-on-year increase in profit is expected for one fiscal year. This is because Kumiai expects profitability to improve in the fiscal year ending October 31, 2019 based on increased sales of a new chemical in the Japanese market, increased volume of sales due to an expanded sales territory for an herbicide targeting overseas markets, and decreased testing and research costs.
On the other hand, none of the fiscal years included in the Ihara profit plan show a substantial year-on-year profit increase or decrease.
Further, the synergistic effects of the Merger have not been reflected in either of the company’s profit plans on which the DCF Analysis is predicated.

Attached Document 3
Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.

Chapter 1: General Provisions
Article 1 (Trade Name)
The trade name of the Company shall be Kumiai Kagaku Kogyo Kabushiki Kaisha and shall be expressed as KUMIAI CHEMICAL INDUSTRY CO., LTD. in English.

Article 2 (Purpose)
The Company shall engage in the business operations listed below.
(1)
Manufacture, export, import and sell agricultural chemicals, medical chemicals, agricultural materials, cosmetics, animal drugs, additives for animal feed, and other chemical industrial products, excepting food additives.

(2)	Produce, export, import and sell seeds and seedlings, and flowers and ornamental plants.
(3)	Manufacture, export, import and sell biotechnology-based products, excepting food.
(4)	Business activities related to environmental measurement and analysis and measurement of chemical substances.
(5)	Lease and manage real estates.
(6)	Business activities related to generation of electricity and electric sale and supply.
(7)	Any business operation incidental or related to those listed in preceding paragraphs.
(8)	Invest in or become a promoter of other companies.

Article 3 (Location of the Head Office)
The Company shall have its head office in Taito-ku, Tokyo.

Article 4 (Functions)
The Company shall have the following functions in addition to shareholder meetings and directors.
(1)	Board of Directors
(2)	Corporate Auditors
(3)	Board of Corporate Auditors
(4)	Accounting Auditor

Article 5 (Method of Public Announcement)
The Company shall make public announcement through an electromagnetic device. However, if any incident or any other unavoidable cause occurs as a result of which public announcement through an electromagnetic device cannot be given, public announcement shall be inserted in the Nihon Keizai Shimbun.

Chapter 2: Shares

Article 6 (Total Number of Issuable Shares)
The aggregate number of shares that the Company is authorized to issue shall be two hundred million (200,000,000) shares.

Article 7 (Repurchase of Shares)
The Company may, by a resolution of the Board of Directors, repurchase its own shares through market transactions or otherwise pursuant to the provision of Paragraph 2, Article 165 in the Company Law.

Article 8 (Size of the Trading Lot)
The size of the trading lot for the Company's shares shall be one hundred (100) shares.

Article 9 (Demand of Purchase for Odd Lot Shares)
Shareholders of the Company, who own odd lot shares, may demand the Company to sell to the shareholders the number of shares, which constitute a trading lot in combination with the odd lot shares owned by such shareholders, as long as the Company has a number of treasury shares to be allocated for such a sale.

Article 10 (Rights in Odd Lot Shares)
No shareholder of the Company may, in regard to the odd lot shares owned by the shareholder, exercise any right other than those listed below.
(1)	Rights set forth in the items in Paragraph 2, Article 189 of the Company Law.
(2)	The right to demand the acquisition of shares with a put option.
(3)	The right to receive an allotment of offered shares or offered equity warrants according to the number of shares owned by the shareholder
(4)	The right for the demand set forth in the preceding article.

Article 11 (Shareholder Register Administrator)
1.	The Company shall appoint a shareholder register administrator.
2.	The shareholder register administrator and the place for its administration shall be determined by a resolution of the Board of Directors, and shall be announced publicly.

Article 12 (Share Handling Rules)
The Company's classes of shares, the specifying or recording entries in its shareholder register, its equity warrant register and its register of lost share certificates, purchase and sale of odd lot shares, and any other handling activity or fee related to shares or equity warrants shall be subject to the share handling rules established by the Board of Directors.

Article 13 (Notification of Shareholders)
1.	Shareholders, registered pledgees of shares or statutory agents thereof shall notify, with their address, name and seal, the shareholder register administrator designated by the Company.
2.	Any party listed in the preceding paragraph, who is a resident of a foreign country, shall set up and make notification of a provisional residence in Japan.
3.
Any change in any of the items subject to notification listed in the preceding two paragraphs must be given notice of. The Company will not be liable for any damage attributable to the failure of such notification.

Article 14 (Record Date)
1.
Shareholders of the Company’s voting shares, who are specified or recorded in the final shareholder register as of October 31 of each year, may exercise their rights in the annual shareholder meeting for the relevant fiscal year.

2.	In addition to the preceding paragraph, the Company may, as required in its discretion, set an extraordinary record date with prior public announcement.

Chapter 3: Shareholder Meetings

Article 15 (Convocation of Shareholder Meetings)
1.	The Company’s annual shareholder meeting shall be convened every January, and its extraordinary shareholder meeting shall be convened as required.
2.	Shareholder meetings shall be held in the location of the head office or in Shizuoka City, which shall be determined by the Board of Directors for each meeting.

Article 16 (Convenor)
Unless otherwise provided in the laws, the President shall, by a resolution of the Board of Directors, convene shareholder meetings. If President is unable to do so, one of other Directors shall convene such meetings in the order preassigned by the Board of Directors.

Article 17 (Chairperson)
President shall serve as the chairperson of shareholder meetings. If President is unable to do so, one of other Directors shall serve as the chairperson in accordance with the order preassigned by the Board of Directors.

Article 18 (Internet Disclosure and Deemed Provision of Reference Materials for the Shareholder Meeting)
In regard to convocation of a shareholder meeting, disclosure by the Company through the Internet, pursuant to the provisions of ministerial ordinances from the Ministry of Justice, of any information related to the matters that should be specified or indicated in reference materials for the shareholder meeting, business report, non-consolidated and consolidated financial statements (including the independent auditor's report and audit report for the relevant consolidated financial statements) may be deemed as provision to shareholders.

Article 19 (Resolutions of Shareholder Meetings)
1.
Unless otherwise provided in laws or the Articles of Incorporation, resolutions of the shareholder meetings shall be made by a majority of the votes of the shareholders present at the meeting, who are entitled to exercise their votes.

2.
Resolutions pursuant to Paragraph 2, Article 309 of the Company Law shall be made by a majority of two thirds or more of the votes of the shareholders present at the meeting where the shareholders owning one third or more of the votes of the shareholders entitled to exercise their votes are present.

Article 20 (Proxy Voting)
Shareholders may exercise their votes by proxy, who shall be one of the other shareholders owning voting shares of the Company. In such an event, such shareholders or proxies shall submit, for each meeting, a document evidencing the authority of proxy.

Chapter 4: Directors and the Board of Directors

Article 21 (Number of Directors and Election)
1.	The number of Directors of the Company shall be eighteen (18) or less.
2.
Directors shall be elected at a shareholder meeting by a majority of the votes of the shareholders present at the meeting where the shareholders owning one third or more of the votes of the shareholders entitled to exercise their votes are present.
Resolutions for election of Directors shall not be subject to cumulative voting.

3.
If there is a vacancy which results in a shortfall in the number of Directors, a substitute shall be elected, provided, however, that the Company may, by a resolution of the Board of Directors, choose not to elect a substitute as long as the statutory number of Directors is maintained.

Article 22 (Dismissal of Directors)
Resolutions for the dismissal of Directors shall be made by a majority of two thirds or more of the votes of the shareholders present at the meeting where the shareholders owning a majority of the votes of the shareholders entitled to exercise their votes are present.

Article 23 (Term of Directors)
1.	The term of Directors shall continue until the conclusion of the annual shareholder meeting for the last fiscal year which ends within two (2) years from the time of their election.
2.	The term of the Directors, who are elected as substitutes or to increase the number of Directors, shall continue until the term of the other incumbent Directors expires.

Article 24 (Representative Directors)
Directors who represent the Company shall be elected by a resolution of the Board of Directors.

Article 25 (Executive Directors)
One (1) President shall be appointed by a resolution of the Board of Directors. For facilitation of business, one (1) Chairman, and one (1) or more Executive Vice Presidents, Senior Managing Directors, and Managing Directors may be appointed.

Article 26 (Authority of Board of Directors)
The Board of Directors shall decide the Company's business policies and any other important matter in addition to the matters set forth in the laws or the Articles of Incorporation.

Article 27 (Convocation of Board of Directors Meetings)
1.
Notices of Board of Directors meetings shall be issued to Directors and Corporate Auditors at least three (3) days prior to the date of the relevant meeting, provided, however, that such a period may be shortened for any urgent need.

2.	If unanimous approval is obtained among Directors and Corporate Auditors, convocation procedures may be omitted for holding Board of Directors meetings.

Article 28 (Omission of Resolutions of Board of Directors Meetings)
If all Directors agree, in writing or by means of electromagnetic records, to a matter to be resolved in a Board of Directors meeting, the Company shall deem that the resolution to approve such matter at the board of directors meeting has been made unless any Corporate Auditor expresses an objection to such a resolution.

Article 29 (Board of Directors Rules)
The Board of Directors shall be subject to, in addition to the Articles of Incorporation, the Board of Directors rules established by the Board of Directors.

Article 30 (Limited Liability Agreement with Outside Directors)
The Company may conclude with each Outside Director an agreement to limit the liability for damages for negligence of his/her duties pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Chapter 5: Corporate Auditors and the Board of Corporate Auditors

Article 31 (Number of Corporate Auditors and Election)
1.	The number of Corporate Auditors of the Company shall be five (5) or less.
2.
Corporate Auditors shall be elected at a shareholder meeting by a majority of the votes of the shareholders present at the meeting where the shareholders owning one third or more of the votes of the shareholders entitled to exercise their votes are present.

3.
If there is a vacancy which results in a shortfall in the number of Corporate Auditors, a substitute shall be elected, provided, however, that the Company may, by a resolution of the Board of Directors, choose not to elect a substitute as long as the statutory number of Corporate Auditors is maintained.

Article 32 (Effectiveness of Resolutions for Election of Substitute Corporate Auditors)
Effectiveness of resolutions for election of substitute Corporate Auditors shall continue until the beginning of the annual shareholder meeting for the last fiscal year which ends within four (4) years from the time of their election.

Article 33 (Term of Corporate Auditors)
1.	The term of Corporate Auditors shall continue until the conclusion of the annual shareholder meeting for the last fiscal year which ends within four (4) years from the time of their election.
2.
The term of a Corporate Auditor elected as a substitute for a Corporate Auditor, who resigned before the expiration of his or her term, shall continue until the term of the resigned Corporate Auditor expires.

Article 34 (Full-Time Corporate Auditors)
The Board of Corporate Auditors shall appoint one (1) or more Full-Time Corporate Auditors from among the Corporate Auditors.

Article 35 (Authority of Board of Corporate Auditors)
1.	The Board of Corporate Auditors shall decide matters related to the performance of their duties in addition to the matters set forth in laws or the Articles of Incorporation.
2.	Any decision pursuant to the preceding paragraph shall not preclude Corporate Auditors from exercising their authority.

Article 36 (Convocation of Board of Corporate Auditors Meetings)
1.
Notices of Board of Corporate Auditors meetings shall be issued to Corporate Auditors at least three (3) days prior to the date of the relevant meeting, provided, however, that such period may be shortened for any urgent need.

2.	If unanimous approval is obtained among Corporate Auditors, convocation procedures may be omitted to hold Board of Corporate Auditors meetings.

Article 37 (Board of Corporate Auditors Rules)
The Board of Corporate Auditors shall be subject to, in addition to the Articles of Incorporation, the Board of Corporate Auditors rules established by the Board of Corporate Auditors.

Article 38 (Limited Liability Agreement with Outside Corporate Auditors)
The Company may conclude an agreement with each Outside Corporate Auditor to limit the liability for damages for negligence of his/her duties pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Chapter 6: Accounts

Article 39 (Fiscal Year)
The fiscal year of the Company shall commence on November 1 of each year and end on October 31 of the following year.

Article 40 (Dividends of Surplus)
1.
The Company shall pay dividends of surplus in money (hereinafter called “Cash Dividends”) to the shareholders or registered pledgees of shares, who are specified or recorded in the final shareholder register as of October 31 of each year.

2.	The Company shall be exonerated from the payment obligation of Cash Dividends if such dividends are not received after a lapse of three (3) full years from the start date of payment.

Proposal No. 3: Election of Nine (9) Directors

As the term of office of all ten (10) Directors will expire at the conclusion of this General Meeting of Shareholders, the election of nine (9) Directors is proposed.
The candidates for Directors are as follows.

No.	Name (Date of birth)	Career summary, positions, responsibilities, and significant concurrent positions		Number of shares of the Company held
1	Reappointment Masashi Mochizuki (March 26, 1952)	May 1987	Auditor, JA-Shimizu City	102,412
		June 2002	President and Representative Director, JA-Shimizu City
		June 2005	Vice-Chairman, JA-Shizuoka Chuokai
		June 2008	Chairman, Shizuoka Shinyo Nogyo Kyodo Kumiai Rengokai
		July 2008	Supervisory Committee, The Norinchukin Bank
		January 2013	Director, the Company
		January 2014	Representative Director and Vice President
		January 2015	President and Representative Director
		January 2015	Representative Director and Vice President, KI Chemical Research Institute Co., Ltd. (current position)
		January 2016	Representative Director, President & CEO (current position)
(Significant concurrent positions) Representative Director and Vice President, KI Chemical Research Institute Co., Ltd.
[Reasons for selection as a candidate]
Mr. Masashi Mochizuki has accumulated experience as a corporate manager, and has contributed to the management of the Group since assuming the position of Director of the Company. The Company has judged that it can utilize his experiences and achievements to further strengthen the management structure of the Group.

2	Reappointment Masato Hayakawa (August 5, 1952)	April 1978	Joined the Company	13,000
		July 2004	General Manager of Market Development Department
		January 2007	General Manager of Fine Chemicals Sales Department
		January 2009	Director, Chief of Sales Division and General Manager of Fine Chemicals Sales Department
		January 2010	Director, Chief of Marketing Division
		January 2012	Managing Director, Chief of Marketing Division, in charge of Marketing & Sales Department, Marketing & Development Department and Operation Management Department
		January 2013	Senior Managing Director, Chief of Marketing Division, in charge of Marketing & Sales Department, Marketing & Development Department and Business Management Department
		July 2013	Senior Managing Director, Chief of Marketing Division, in charge of Marketing & Sales Department and Marketing & Development Department
		January 2015	Representative Director and Senior Managing Director, in charge of Marketing Division and SCM Division
January 2016
Representative Director, Senior Managing Executive Officer, in charge of General & Personnel Affairs Department, Marketing Division, SCM Division and Safety & ISO Promotion Department (current position)

[Reasons for selection as a candidate]
Mr. Masato Hayakawa has strengthened areas such as sales, development, and procurement through management of the marketing division. The Company has judged that it can utilize his experiences and achievements to further strengthen the management structure of the Group.

No.	Name (Date of birth)	Past experience, positions, responsibilities, and significant concurrent positions		Number of shares of the Company held
3	Reappointment Hajime Takahashi (June 25, 1954)	April 1980	Joined the Company	2,000
		January 2010	Chief of Shizuoka Factory Division, Procurement Division
		January 2012	Director, Deputy Chief of Procurement Division, Chief of Shizuoka Factory Division
		June 2012	Director, Chief of Shizuoka Factory Division
		July 2013	Director, Chief of Shizuoka Factory Division, General Manager of Administration Department, Manufacturing Department and Technology & Engineering Department
		January 2015	Managing Director, Chief of Shizuoka Factory Division
January 2016
Director and Managing Executive Officer, Chief of Shizuoka Factory Division, in charge of Administration Department, Manufacturing Department, Technology & Engineering Department, Research Institute (current position)

[Reasons for selection as a candidate]
Mr. Hajime Takahashi has strengthened the manufacturing structure of agricultural chemicals and fine chemicals in the production and procurement divisions. The Company has judged that it can utilize his experiences and achievements to further strengthen the management structure of the Group.

4	Reappointment Takashi Ando (November 11, 1959)	April 1983	Joined The Norinchukin Bank	0
		February 2006	Deputy General Manager of Corporate Business Div. I, The Norinchukin Bank
		June 2008	General Manager of Career Development Dept., Personnel Div., The Norinchukin Bank
		June 2010	General Manager of Head Office Business Service Div., The Norinchukin Bank
		January 2013	Director, Chief of Corporate Planning Division, in charge of Compliance Management Group, Corporate Planning & Coordination Department and Business Management Department, the Company
		January 2015	Managing Director; Chief of Corporate Planning Division, in charge of Corporate Planning & Coordination Department and Project Control Department
		January 2016	Director and Managing Executive Officer, Chief of Corporate Planning Division, in charge of Corporate Planning & Coordination Department and Project Control Department (current position)
[Reasons for selection as a candidate]
Mr. Takashi Ando has contributed to the Group’s management subsequent to his appointment as Director of the Company by utilizing his many years of experience and wide-ranging insights gained at The Norinchukin Bank. The Company has judged that it can utilize his experiences and achievements to further strengthen the management structure of the Group.

No.	Name (Date of birth)	Past experience, positions, responsibilities, and significant concurrent positions		Number of shares of the Company held
5	Reappointment Tadahisa Nishio (November 27, 1949)	April 1973	Joined Suzuyo & Co., Ltd.	0
		November 2004	Executive Officer, General Manager of Container Terminal Department, Suzuyo & Co., Ltd.
		April 2005	Executive Officer, General Manager of Operation Department and Shed Operation Department, Suzuyo & Co., Ltd.
		June 2006	Executive Officer, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		November 2007	Managing Director, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		November 2011	Senior Managing Director, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		November 2014	Senior Managing Director, Suzuyo & Co., Ltd.
		January 2015	Outside Director of the Company (current position)
		November 2016	Representative Director and Vice President, Suzuyo & Co., Ltd. (current position)
(Significant concurrent positions) Representative Director and Vice President, Suzuyo & Co., Ltd.
[Reasons for selection as a candidate]
As Mr. Tadahisa Nishio has adequate management ability and possesses deep knowledge and experience regarding logistics gained at Suzuyo & Co., Ltd., the Company has judged that he is suited as Director of the Company given its high ratio of exports. To reflect his experience and knowledge in the management of the Group, the Company requests his election as Outside Director.

6	Reappointment Kunio Hamada (May 24, 1936)	April 1962	Registered as attorney-at-law (Daini Tokyo Bar Association)	0
		April 1981	Vice President of Daini Tokyo Bar Association
		April 1991	Founding President, the Inter-Pacific Bar Association (IPBA)
		May 2001	Justice of the Supreme Court of Japan
		May 2006	Retired from Justice of the Supreme Court of Japan and re-registered as attorney-at-law (Mori Hamada & Matsumoto)
		June 2008	Outside Statutory Auditor, Keikyu Corporation
		June 2010	Chairperson, The Sun-Based Economy Association (current position)
		August 2010	Outside Director, Japan Core Partner Inc. (current position)
		June 2011	Special Counsel, Hibiya Park Law Offices (current position)
		March 2012	Outside Director, Kuni Umi Asset Management Co. Ltd. (current position)
		May 2013	Statutory Auditor, SIP Financial Group Corporation (current position)
		May 2013	Statutory Auditor, Strategic IR Insight Inc. (current position)
		September 2015	Outside Member of the Board (Audit & Supervisory Committee Member), BroadBand Tower, Inc. (current position)
		January 2016	Outside Director, the Company (current position)
(Significant concurrent positions) Special Counsel, Hibiya Park Law Offices
[Reasons for selection as a candidate]
Although Mr. Kunio Hamada does not have experience in being involved in corporate management other than from roles as Outside Director and Outside Corporate Auditor, in order to reflect his wealth of experience and knowledge as attorney-at-law, Outside Director, and Outside Corporate Auditor in the management of the Group, the Company requests his election as Outside Director.

No.	Name (Date of birth)	Past experience, positions, responsibilities, and significant concurrent positions		Number of shares of the Company held
7	Reappointment Sumio Sano (December 1, 1937)	April 1979	General Manager of President’s Office, Sony Corporation	4,000
		April 1990	President of General Affairs Group, Sony Corporation
		June 1990	Director, Sony Corporation
		July 1990	Chairman, Shinagawa Rodo Kijun Kyokai (current position)
		June 1993	Director, Sony Music Entertainment (Japan) Inc.
		April 1995	Managing Director, Sony Corporation
		June 1996	Member of General Committee, Securities Trading Council, the Ministry of Finance
		June 1997	President and Representative Director, Sony Precision Technology Inc.
		September 1997	Member of Market Supervisory Committee, Securities Trading Council, Ministry of Finance
		September 1997	Member of the “Committee on Corporate Systems in the 21st Century,” Ministry of International Trade and Industry
		January 2000	Member of the Council for Policy Evaluation, Ministry of the Environment
		June 2000	Senior Managing Executive Officer, Sony Corporation
		June 2001	Advisor, Sony Corporation
		November 2002	Member of the Committee on Risk Management & Internal Control, Ministry of Economy, Trade and Industry
		April 2003	Advisor, MEDINET Co., Ltd. (current position)
		April 2004	Auditor, Japan Environmental Safety Corporation
		May 2005	Director, Public Interest Incorporated Foundation EGAWA-bunko
		August 2005	General Manager of the Independent Administrative Institution Evaluation Committee, Ministry of the Environment
		April 2006	Executive Alumnus, Sony Corporation (current position)
		April 2009	Advisor, SHIZUOKA KENJINKAI (current position)
		May 2010	Supervisor, Public Interest Incorporated Foundation EGAWA-bunko (current position)
		January 2016	Outside Director, the Company (current position)
(Significant concurrent positions) Executive Alumnus, Sony Corporation
[Reasons for selection as a candidate]
To reflect Mr. Sumio Sano’s wealth of experience and knowledge as a corporate manager and abundant experience from service in various ministry and agency committees in the management of the Group, the Company requests his election as Outside Director.

No.	Name (Date of birth)	Past experience, positions, responsibilities, and significant concurrent positions		Number of shares of the Company held
8	Reappointment Takeo Otake (February 8, 1947)	April 1969	Joined KUMIAI CHEMICAL INDUSTRY CO., LTD.	1,000
		February 2000	General Manager of Personnel & Welfare Section, General Affairs Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2003	General Manager of General Affairs Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2005	Director, General Manager of General Affairs Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		May 2007	Director, General Manger of Secretariat Office, General Manager of General Affairs Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2009	Managing Director, General Manager of General Affairs Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2011	Representative Director and Senior Managing Director of KUMIAI CHEMICAL INDUSTRY CO., LTD.
		March 2015	Representative Director & Chairman, KUMIAI CHEMICAL INDUSTRY CO., LTD. (current position)
		January 2016	Director of the Company (current position)
(Significant concurrent positions) Representative Director & Chairman of KUMIAI CHEMICAL INDUSTRY CO., LTD.
[Reasons for selection as a candidate]
In order to reflect Mr. Takeo Otake’s operational experience in the administrative division, etc., at KUMIAI CHEMICAL INDUSTRY CO., LTD. and wealth of experience as Representative Director & Chairman of said company in the management of the Group, the Company requests his election as Director.

9	Reappointment Yoshitomo Koike (September 14, 1954)	April 1978	Joined KUMIAI CHEMICAL INDUSTRY CO., LTD.	0
		December 1997	General Manager of Planning Section, Research & Development Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2003	General Manager of Chemistry Research Institute (currently Formulation Technology Institute), KUMIAI CHEMICAL INDUSTRY CO., LTD.
		June 2008	General Manager of Business Management Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2009	Director, General Manager of Business Management Department, KUMIAI CHEMICAL INDUSTRY CO., LTD.
		January 2013	Managing Director of KUMIAI CHEMICAL INDUSTRY CO., LTD.
		March 2015	Representative Director & President, KUMIAI CHEMICAL INDUSTRY CO., LTD. (current position)
		January 2016	Director of the Company (current position)
(Significant concurrent positions) Representative Director & President, KUMIAI CHEMICAL INDUSTRY CO., LTD.
[Reasons for selection as a candidate]
In order to reflect Mr. Yoshitomo Koike’s operational experience in the research and development division and corporate management division, etc. at KUMIAI CHEMICAL INDUSTRY CO., LTD. and wealth of experience as Representative Director & President of said company in the management of the Group, the Company requests his election as Director.

(Notes)	1.	A candidate for Director, Mr. Masashi Mochizuki concurrently serves as Representative Director and Vice President of KI Chemical Research Institute Co., Ltd., and the Company has research outsourcing transaction relationships with said company.
A candidate for Director, Mr. Takeo Otake concurrently serves as Representative Director & Chairman of KUMIAI CHEMICAL INDUSTRY CO., LTD., and the Company has sales transaction relationships for agricultural chemical raw, active ingredients and processed products thereof with said company.

A candidate for Director, Mr. Yoshitomo Koike concurrently serves as Representative Director & President of KUMIAI CHEMICAL INDUSTRY CO., LTD.
There are no special interests between other candidates and the Company.
2.
Messrs. Tadahisa Nishio, Kunio Hamada and Sumio Sano are candidates for Outside Director.
Messrs. Tadahisa Nishio, Kunio Hamada and Sumio Sano have been filed as Independent Officers provided for by the Tokyo Stock Exchange. If this proposal is approved and the three candidates assume the position as Outside Directors, they will continue to be filed as Independent Officers.

3.	Matters of note concerning the candidates for Outside Directors are as follows.
(1)
Although Mr. Tadahisa Nishio is Representative Director and Vice President of Suzuyo & Co., Ltd. and the Company has outsourcing transactions with said company for transport and port operations, etc., of the Company’s products, the amount of these transactions is 1.0% or less of the consolidated net sales of the Company and the net sales of said company.

(2)
Although the Company has transactions based on an advisory agreement with Hibiya Park Law Offices, with which Mr. Kunio Hamada is affiliated as special counsel, the amount paid as attorney fees to said law office from November 2015 to October 2016 is less than 10 million yen. Additionally, Mr. Kunio Hamada does not receive attorney fees from the Company, either directly or through said law office.

(3)
The Company currently has agreements with Messrs. Tadahisa Nishio, Kunio Hamada and Sumio Sano, which limit their liability for damages to the extent of the amount set forth in laws and regulations. If the election of the three candidates is approved, the Company plans to continue the said agreements with them.

(4)
Messrs. Tadahisa Nishio, Kunio Hamada and Sumio Sano currently serve as Outside Directors of the Company. Their term of office as Outside Directors at the conclusion of this General Meeting of Shareholders will be as follows.

Mr. Tadahisa Nishio: two years
Mr. Kunio Hamada: one year
Mr. Sumio Sano: one year
4.
Under the condition that Proposal No. 2 and the proposal for the election of the above nine (9) Directors is approved as originally proposed, the above candidates are scheduled to resign on the day before the effective date of the merger (in the event of a change, the effective date after the change) based on the merger agreement between the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD. dated December 16, 2016.

Proposal No. 4          Payment of Retirement and Severance Allowances to Retiring Directors

The Company requests the payment of a retirement and severance allowance of an appropriate amount within the range of the Company’s designated standards to Director Issei Ueda, who will retire at the conclusion of this General Meeting of Shareholders, to reward him for his service during his term of office.
Additionally, under the condition that Proposal No. 2 and Proposal No. 3 are approved as originally proposed, the Company requests the payment of retirement and severance allowances of appropriate amounts within the range of the Company’s designated standards to each Director who will retire on the day before the effective date of the merger (in the event of a change, the effective date after the change) based on the merger agreement between the Company and KUMIAI CHEMICAL INDUSTRY CO., LTD. dated December 16, 2016.
Furthermore, the Company requests that specific amounts, timing of award, and methods be entrusted to the Board of Directors.
The career summary of the retiring Director and the resigning Directors are as follows.

Director who will retire at the conclusion of this General Meeting of Shareholders
Name	Career summary
Issei Ueda	January 1987	Representative Director and Senior Managing Director, the Company
	January 1999	Director, the Company (current position)

Directors who will resign on the day before the effective date of the merger
Name	Career summary
Masashi Mochizuki	January 2013	Director, the Company
	January 2014	Representative Director and Vice President, the Company
	January 2015	President and Representative Director, the Company
	January 2016	Representative Director, President & CEO, the Company (current position)
Masato Hayakawa	January 2009	Director, the Company
	January 2012	Managing Director, the Company
	January 2013	Senior Managing Director, the Company
	January 2015	Representative Director and Senior Managing Director, the Company
	January 2016	Representative Director, Senior Managing Executive Officer, the Company (current position)
Hajime Takahashi	January 2012	Director, the Company
	January 2015	Managing Director, the Company
	January 2016	Director and Managing Executive Officer, the Company (current position)
Takashi Ando	January 2013	Director, the Company
	January 2015	Managing Director, the Company
	January 2016	Director and Managing Executive Officer, the Company (current position)
Tadahisa Nishio	January 2015	Director, the Company (current position)
Kunio Hamada	January 2016	Director, the Company (current position)
Sumio Sano	January 2016	Director, the Company (current position)
Takeo Otake	January 2016	Director, the Company (current position)
Yoshitomo Koike	January 2016	Director, the Company (current position)

Reference Documents

Reference Documents

As indicated on Attached Document 1 “Merger Agreement (Copy)” in Proposal No. 2 of the Reference Materials for the General Meeting of Shareholders, at the 68th Annual General Meeting of Shareholders of KUMIAI CHEMICAL INDUSTRY CO., LTD. to be held on January 27, 2017, the following proposals for partial amendment to the Articles of Incorporation, election of Directors and election of Corporate Auditors are to be submitted.
Summaries of the below proposals are provided as reference for the Company’s shareholders when examining Proposal No. 2.

Additionally, “Proposal No. 2” as stated below are proposals regarding the approval of the Merger Agreement.
Furthermore, the “Company” as stated below refers to KUMIAI CHEMICAL INDUSTRY CO., LTD.

[Reference Document 1: Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Proposal No. 3: Partial Amendments to the Articles of Incorporation

1. Reasons for the amendment
(1)	Assuming that Proposal No. 2 is approved, in line with the merger with IHARA CHEMICAL INDUSTRY CO., LTD. planned for May 1, 2017, the following items are proposed to be added.
1)	In order to conform to expansion in business domains, business objects of the Company (Article 2 of the current Articles of Incorporation) are to be amended and added.
2)
Regarding Article 30 (Limited Liability Agreement with Outside Directors) and Article 38 (Limited Liability Agreement with Outside Corporate Auditors) of the current Articles of Incorporation, to allow for Directors and Corporate Auditors to each adequately perform their expected duties, clauses shall be added to exempt them from liability via a resolution of the Board of Directors within the range stipulated by laws and regulations, and the scope with which liability limitation agreements may be concluded shall be expanded.

3)	An interim dividend structure shall be introduced. (Newly established)
(2)
In addition to the amendment mentioned above, requisite amendments and reorganization shall be made overall, such as removal of provisions, revisions to expressions, and required amendments to Article numbers.

For the establishment of the Article 28 of the proposed amendment (Exemption of Liabilities of Directors), each Corporate Auditor has given consent.

[Reference Document 1: Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

2. Description of the amendment
Description of the amendment is as follows:
(Amended parts are underlined.)
Current	Proposed amendment
Article 2 (Purpose)
The Company shall engage in the business operations listed below.
(1)      Manufacture, export, import and sell agricultural chemicals, medical chemicals, agricultural materials, cosmetics, animal drugs, additives for animal feed, and other chemical industrial products, excepting food additives.

< Newly established >

(2)      Produce, export, import and sell seeds and seedlings, and flowers and ornamental plants.
(3)      Manufacture, export, import and sell biotechnology-based products, excepting food.
(4)      Business activities related to environmental measurement and analysis and measurement of chemical substances.
< Newly established >
(5)      Lease and manage real estates.
(6)      Business activities related to generation of electricity and electric sale and supply.
(7)      Any business operation incidental or related to those listed in preceding paragraphs.
(8)      Invest in or become a promoter of other companies.

Article 2 (Purpose)
The Company shall engage in the business operations listed below.
(1)      Manufacture, export, import and sell agricultural chemicals, fertilizers, feed, medical chemicals, agricultural materials, cosmetics, animal drugs, quasi-drugs, additives for feed, and other chemical industrial products, excepting food additives.
(2)      Manufacture and export, import, and sell materials required for the manufacture of Item 1.
(3)      Produce, export, import and sell seeds and seedlings, and flowers and ornamental plants.
(4)      Manufacture, export, import and sell biotechnology-based products, excepting food.
(5)      Business activities related to environmental measurement and analysis and measurement of chemical substances.
(6)      Comprehensive construction business
(7)      Lease and manage real estates.
(8)      Business activities related to generation of electricity and electric sale and supply.
(9)      Any business operation incidental or related to those listed in preceding paragraphs.
(10)    Invest in or become a promoter of other companies.

Article 3 to 8 (Omitted)	Article 3 to 8 (Same as current)
Article 9 (Demand of Purchase for Odd Lot Shares)
Shareholders of the Company, who own odd lot shares, may demand the Company to sell to the shareholders the number of shares, which constitute a trading lot in combination with the odd lot shares owned by such shareholders, as long as the Company has a number of treasury shares to be allocated for such a sale.

Article 9 (Demand of Purchase for Odd Lot Shares)
Shareholders of the Company, who own odd lot shares, may demand the Company to sell to the shareholders the number of shares, which constitute a trading lot in combination with the odd lot shares owned by such shareholders.

Article 10 to 12 (Omitted)	Article 10 to 12 (Unchanged)
Article 13 (Notification of Shareholders)
1.       Shareholders, registered pledgees of shares or statutory agents thereof shall notify, with their address, name and seal, the shareholder register administrator designated by the Company.
2.       Any party listed in the preceding paragraph, who is a resident of a foreign country, shall set up and make notification of a provisional residence in Japan.

< Deleted >

[Reference Document 1: Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Current	Proposed amendment
3.     Any change in any of the items subject to notification listed in the preceding two paragraphs must be given notice of. The Company will not be liable for any damage attributable to the failure of such notification.

Article 14 (Omitted)	Article 13 (Unchanged)
Article 15 (Convocation of Shareholder Meetings)
1.     The Company’s annual shareholder meeting shall be convened every January, and its extraordinary shareholder meeting shall be convened as required.
2.     Shareholder meetings shall be held in the location of the head office or in Shizuoka City, which shall be determined by the Board of Directors for each meeting.

Article 14 (Convocation of Shareholder Meetings)
1.     The Company’s annual shareholder meeting shall be convened every January, and its extraordinary shareholder meeting shall be convened as required.
2.     Shareholder meetings shall be held in the location of the head office or in Shizuoka Prefecture, which shall be determined by the Board of Directors for each meeting.

Article 16 (Convenor)
Unless otherwise provided in the laws, the President shall, by a resolution of the Board of Directors, convene shareholder meetings. If President is unable to do so, one of other Directors shall convene such meetings in the order preassigned by the Board of Directors.

Article 15 (Convenor)
Unless otherwise provided in the laws, the President shall convene shareholder meetings. If President is unable to do so, one of other Directors shall convene such meetings in the order preassigned by the Board of Directors.

Article 17 to 25 (Omitted)	Article 16 to 24 (Unchanged)

[Reference Document 1: Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Current	Proposed amendment
Article 26 (Authority of Board of Directors)
The Board of Directors shall decide the Company's business policies and any other important matter in addition to the matters set forth in the laws or the Articles of Incorporation.
< Deleted >
Article 27 to 29 (Omitted)	Article 25 to 27 (Unchanged)
Article 30 (Limited Liability Agreement with
                   Outside Directors)
< Newly established >

The Company may conclude with each Outside Director an agreement to limit the liability for damages for negligence of his/her duties pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Article 28 (Exemption of Liabilities of Directors)

1.     Pursuant to the provisions of Paragraph 1, Article 426 of the Company Law, the Company may exempt Directors (including former Directors) from liabilities for damages as provided for in Paragraph 1, Article 423 of the Company Law, to the extent permitted by laws, in accordance with resolution of the Board of Directors of the Company.
2.     The Company may conclude with each Director (excluding Directors who are Executive Directors) an agreement to limit the liability for damages as provided for in Paragraph 1, Article 423 of the Company Law pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Article 31 to 37 (Omitted)	Article 29 to 35 (Unchanged)
Article 38 (Limited Liability Agreement with
                  Outside Corporate Auditors)
< Newly established >

The Company may conclude with each Outside Corporate Auditor an agreement to limit the liability for damages for negligence of his/her duties pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Article 36 (Exemption of Liabilities of Corporate Auditors)

1.     Pursuant to the provisions of Paragraph 1, Article 426 of the Company Law, the Company may exempt Corporate Auditors (including former Corporate Auditors) from liabilities for damages as provided for in Paragraph 1, Article 423 of the Company Law, to the extent permitted by laws, in accordance with resolution of the Board of Directors of the Company.
2.     The Company may conclude with each Corporate Auditor an agreement to limit the liability for damages as provided for in Paragraph 1, Article 423 of the Company Law pursuant to Paragraph 1, Article 427 of the Company Law, provided, however, that the maximum amount of the liability under such agreement shall be the amount prescribed by laws.

Article 39 to 40 (Omitted)	Article 37 to 38 (Unchanged)

[Reference Document 1: Proposal for Partial Amendments to the Articles of Incorporation of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Current	Proposed amendment
<Newly established> < Newly established >
Article 39 (Interim Dividends)
The Company may, by resolution of the Board of Directors, distribute interim dividends to shareholders or registered pledgees of shares stated or recorded in the final shareholder registry as of April 30 of each year.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

The number of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD. as of the effective date of the Merger is to be fifteen (15) in the event that Proposal No. 4 and Proposal No. 6 of KUMIAI CHEMICAL INDUSTRY CO., LTD. below are approved as originally proposed.

Proposal No. 4: Election of Thirteen (13) Directors

All thirteen (13) current Directors of the Company will resign due to the expiry of their term at the conclusion of this Annual General Meeting of Shareholders. Accordingly, the election of thirteen (13) Directors is proposed.
The career summary of candidates for Directors are as follows.
Of the candidates, Messrs. Takeo Otake, Toshihiro Ambe, Hiromasa Sumiyoshi and Yukihiro Kamibayashi are scheduled to resign on the day before the effective date of the Merger (planned for April 30, 2017), under the condition that Proposal No. 2 is approved as originally proposed and the Merger becomes effective.

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
1	Reappointment Takeo Otake (February 8, 1947)	April 1969	Joined the Company	25,400	N/A
		January 2003	General Manager of General Affairs Department
		January 2005	Director, General Manager of General Affairs Department
		May 2007	Director, General Manager of General Affairs Department and General Manager of Secretariat Office
		January 2009	Managing Director, General Manager of General Affairs Department, in charge of Business Management Department, General Affairs Department and Compliance Management Office
		January 2011	Representative Director and Senior Managing Director, General Manager of General Affairs Department, in charge of administrative division, supervising businesses of group companies
March 2013
Representative Director and Senior Managing Director, in charge of administrative division, supervising businesses of group companies, General Manager of General Affairs Department and General Manager of Secretariat Office

January 2015
Representative Director and Senior Managing Director, in charge of administrative division and Special Sales Department, supervising businesses of group companies, General Manager of General Affairs Department and General Manager of Secretariat Office

		March 2015	Representative Director & Chairman, in charge of administrative division, supervising businesses of group companies
		January 2016	Representative Director & Chairman, supervising businesses of group companies (current position)
Reasons for selection as a candidate for Director
Mr. Takeo Otake has directed the administrative division such as business management, general affairs and personnel, and compliance for many years, and since 2015, has led overall Group management as Representative Director & Chairman. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
2	Reappointment Yoshitomo Koike (September 14, 1954)	April 1978	Joined the Company	10,000	N/A
		January 2003	General Manager of Chemistry Research Institute
		February 2007	General Manager of Formulation Technology Institute
		June 2008	General Manager of Business Management Department
		January 2009	Director, General Manager of Business Management Department
		January 2013	Managing Director, in charge of Business Management Department and Production Material Department
		January 2015	Managing Director, Chief of R&D Division, in charge of Business Management Department and Production Material Department
		March 2015	Representative Director & President, Chief of R&D Division (current position)
Reasons for selection as a candidate for Director
Mr. Yoshitomo Koike has directed the research and development, business management, and production divisions for many years, and since 2015, has led overall Group management as Representative Director and President. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

3	Reappointment Hiroyuki Kakinami (October 4, 1958)	April 1981	Joined NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	10,400	N/A
		January 2010	Deputy General Manager of Agricultural Materials, Machinery & Facilities Division, ZEN-NOH
		August 2011	General Manager of Agricultural Materials, Machinery & Facilities Division, ZEN-NOH
		January 2014	Director, Deputy Chief of Overseas Sales Division, the Company
		January 2015	Representative Director and Senior Managing Director, Chief of Overseas Sales Division
		March 2015	Representative Director and Senior Managing Director, Chief of Overseas Sales Division, in charge of Special Sales Department
		June 2016	Representative Director and Senior Managing Director, Chief of Overseas Sales Division (current position)
Reasons for selection as a candidate for Director
Mr. Hiroyuki Kakinami has directed the overseas sales division and special sales division, while leading overall Group management as Representative Director and Senior Managing Director. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

4	Reappointment Masahiro Ojima (June 8, 1959)	April 1982	Joined NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	10,000	N/A
		February 2009	Manager of Agrochemicals Section, Fertilizers and Agrochemicals Division, ZEN-NOH
		February 2011	Deputy Chief of Sales Division, the Company
		January 2012	Director, Chief of Sales Division
		January 2015	Managing Director, Chief of Sales Division
		March 2015	Managing Director, Chief of Sales Division, in charge of Production Material Department
		June 2016	Managing Director, in charge of Special Sales Department and Production Material Department (current position)
Reasons for selection as a candidate for Director
Mr. Masahiro Ojima has directed the Japan sales division, special sales division, and production material division as Managing Director. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
5	Reappointment Makoto Takagi (December 10, 1957)	April 1981	Joined the Company	7,700	N/A
		January 2005	General Manager of Overseas Department
		January 2012	Deputy Director, General Manager of Overseas Department
		January 2013	President and Representative Director, Nihon Insatsu Kogyo
		January 2016	Managing Director, in charge of administrative division, General Manager of General Affairs Department and General Manager of Secretariat Office (current position)
Reasons for selection as a candidate for Director
Mr. Makoto Takagi has directed the administrative division such as business management, general affairs and personnel, and compliance as Managing Director. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

6	Reappointment Masanari Nakashima (April 3, 1957)	April 1980	Joined the Company	9,000	N/A
		July 2010	General Manager of Special Sales Department
		January 2013	Deputy Director, General Manager of Special Sales Department
		January 2015	Director, General Manager of Special Sales Department
		June 2016	Director, Chief of Sales Division (current position)
Reasons for selection as a candidate for Director
Mr. Masanari Nakashima has directed the sales division as Director and General Manager of Special Sales Department and Director and Chief of Sales Division. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

7	Reappointment Takuro Shinohara (November 5, 1957)	April 1982	Joined the Company	4,900	N/A
		December 2014	Deputy Chief of Overseas Sales Division
		January 2015	Deputy Director, Deputy Chief of Overseas Sales Division
		January 2016	Director, Deputy Chief of Overseas Sales Division (current position)
Reasons for selection as a candidate for Director
Mr. Takuro Shinohara has directed the overseas sales division as Director and Deputy Chief of Overseas Sales Division. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

8	Reappointment Toshihiro Ambe (August 19, 1953)	April 1978	Joined the Company	15,400	N/A
		April 2004	Deputy General Manager of R&D Department, R&D Division
		February 2006	General Manager of International Development Department, R&D Division
		January 2009	Director, General Manager of International Development Department, R&D Division
		January 2013	Director (current position)
		February 2013	President, Kumika International Inc. (current position)
		December 2014	President, K-I Chemical U.S.A. Inc. (current position)
Reasons for selection as a candidate for Director
Mr. Toshihiro Ambe has accumulated achievements as President of overseas subsidiaries, and has contributed to the management of the Group. With the expectation that he will continue to utilize these experiences and achievements in the management of the Group, he has been selected as a candidate for Director.

9	Reappointment Tetsuo Amano (March 17, 1960)	April 1982	Joined NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	0	N/A
		February 2014	General Manager of Fertilizers and Agrochemicals Division, ZEN-NOH (current position)
		January 2015	Director, the Company (current position)
Reasons for selection as a candidate for Director
With the expectation that Mr. Tetsuo Amano will continue to utilize his many years of experience and deep insights gained at the NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS in the management of the Group, he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
10	Reappointment Hiromasa Sumiyoshi (July 13, 1961)	April 1986	Joined NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	0	N/A
		August 2014	Deputy General Manager of Agricultural Materials, Machinery & Facilities Division, ZEN-NOH (current position)
		January 2015	Director, the Company (current position)
Reasons for selection as a candidate for Director
With the expectation that Mr. Hiromasa Sumiyoshi will continue to utilize his many years of experience and deep insights gained at the NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS in the management of the Group, he has been selected as a candidate for Director.

11	Reappointment Yukihiro Kamibayashi (July 13, 1962)	April 1985	Joined NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	0	N/A
		February 2014	Deputy General Manager of General Planning Division, ZEN-NOH (current position)
		January 2016	Director, the Company (current position)
Reasons for selection as a candidate for Director
With the expectation that Mr. Yukihiro Kamibayashi will continue to utilize his many years of experience and deep insights gained at the NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS in the management of the Group, he has been selected as a candidate for Director.

12	Reappointment Yoichi Maeda (December 19, 1960)	April 1983	Joined JA Shizuoka Keizairen	0	N/A
		July 2014	General Manager of General Affairs Department, JA Shizuoka Keizairen (current position)
		January 2015	Director, the Company (current position)
Reasons for selection as a candidate for Director
With the expectation that Mr. Yoichi Maeda will continue to utilize his many years of experience and deep insights gained at JA Shizuoka Keizairen in the management of the Group, he has been selected as a candidate for Director.

13	Reappointment Outside Independent Kanji Ikeda (June 21, 1952)	April 2004	Professor of the Faculty of Social Sciences, Hosei University (current position)	0	N/A
		April 2004	Professor of the Graduate School of Policy Science (currently Graduate School of Public Policy and Social Governance), Hosei University (current position)
		January 2016	Director, the Company (current position)
Reasons for selection as a candidate for Outside Director
With the expectation that Mr. Kanji Ikeda will continue to utilize his experience cultivated over many years and academic insight as a university professor involved in environmental social research regarding global agriculture in the management of the Group, he has been selected as a candidate for Director.
Although he has not been involved in corporate management apart from past duties as an outside officer, due to the above reasons and his adequate fulfillment of duties as an Outside Director of the Company so far, it has been determined that he can appropriately execute duties as an Outside Director of the Company. His term of office as Outside Director will be one year as of the conclusion of this General Meeting.

(Note)
Mr. Kanji Ikeda is a candidate for Outside Director. The Company plans to continue to designate Mr. Kanji Ikeda as an Independent Officer based on the provisions of the Tokyo Stock Exchange, and plans to notify the aforementioned stock exchange thereof.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Proposal No. 6: Election of Six (6) Directors in Response to the Merger

Under the condition that Proposal No. 2 is approved, in line with the merger with IHARA CHEMICAL INDUSTRY CO., LTD. planned for May 1, 2017, the election of the newly-appointed Directors is proposed. Accordingly, the election of six (6) Directors including two (2) Outside Directors is proposed.
The career summary of candidates for Directors are as follows.
Additionally, as stipulated by Article 23, Paragraph 2 of the current Articles of Incorporation, the terms of office of the elected Directors shall be until the expiration of the terms of office of the other Directors currently in office.
Furthermore, the election of each candidate shall become effective on the effective date of the Merger (planned for May 1, 2017), under the condition that Proposal No. 2 is approved as originally proposed and the Merger becomes effective.

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
1	New appointment Masashi Mochizuki (March 26, 1952)	May 1987	Auditor, JA-Shimizu City	263,764	N/A
		June 2002	President and Representative Director, JA-Shimizu City
		June 2005	Vice-Chairman, JA-Shizuoka Chuokai
		June 2008	Chairman, Shizuoka Shinyo Nogyo Kyodo Kumiai Rengokai
		July 2008	Supervisory Committee, The Norinchukin Bank
		January 2013	Director, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2014	Representative Director and Vice President, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2015	President and Representative Director, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2016	Representative Director, President & CEO, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Director
Mr. Masashi Mochizuki has directed and led overall management of IHARA CHEMICAL INDUSTRY CO., LTD. as its Representative Director, President & CEO.
In addition to these experiences and achievements, it has been determined that he will be indispensable in the management of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., and he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
2	New appointment Masato Hayakawa (August 5, 1952)	April 1978	Joined IHARA CHEMICAL INDUSTRY CO., LTD.	0	N/A
		July 2004	General Manager of Market Development Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2007	General Manager of Fine Chemicals Sales Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2009	Director, Chief of Sales Division and General Manager of Fine Chemicals Sales Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2010	Director, Chief of Marketing Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2012	Managing Director, Chief of Marketing Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2013	Senior Managing Director, Chief of Marketing Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2015	Representative Director and Senior Managing Director, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2016	Representative Director, Senior Managing Executive Officer, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Director
Mr. Masato Hayakawa has directed and led overall management of IHARA CHEMICAL INDUSTRY CO., LTD. as its Representative Director and Senior Managing Executive Officer.
In addition to these experiences and achievements, it has been determined that he will be indispensable in the management of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., and he has been selected as a candidate for Director.

3	New appointment Hajime Takahashi (June 25, 1954)	April 1980	Joined IHARA CHEMICAL INDUSTRY CO., LTD.	0	N/A
		January 2010	Chief of Shizuoka Factory Division, Procurement Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2012	Director, Deputy Chief of Procurement Division and Chief of Shizuoka Factory Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		June 2012	Director, Chief of Shizuoka Factory Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		July 2013	Director, Chief of Shizuoka Factory Division, General Manager of Administration Department, Manufacturing Department and Technology & Engineering Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2015	Managing Director, Chief of Shizuoka Factory Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2016	Director and Managing Executive Officer, Chief of Shizuoka Factory Division, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Director
Mr. Hajime Takahashi has directed the manufacturing division of IHARA CHEMICAL INDUSTRY CO., LTD. as its Director, Managing Executive Officer and Chief of Shizuoka Factory Division.
In addition to these experiences and achievements, it has been determined that he will be indispensable in the management of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., and he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
4	New appointment Teruhiko Ikawa (December 20, 1961)	April 1984	Joined IHARA CHEMICAL INDUSTRY CO., LTD.	9,740	N/A
		January 2007	General Manager of Procurement Department, Production Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2010	General Manager of Procurement Department, Procurement Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2011	Director, General Manager of Procurement Department, Procurement Division, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2012	Director, Chief of Procurement Division, General Manager of Procurement Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		June 2012	Director, General Manager of Procurement Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		July 2013	Director, Chief of SCM Division, General Manager of Procurement Department and China Business Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2015	Director, Chief of SCM Division, General Manager of Procurement Department and SCM Business Department, IHARA CHEMICAL INDUSTRY CO., LTD.
		January 2016	Executive Officer, Chief of SCM Division, General Manager of Procurement Department and SCM Business Department, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Director
Mr. Teruhiko Ikawa has directed the fine chemicals division of IHARA CHEMICAL INDUSTRY CO., LTD. as its Executive Officer and Chief of SCM Division.
In addition to these experiences and achievements, it has been determined that he will be indispensable in the management of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., and he has been selected as a candidate for Director.

5	New appointment Outside Independent Sumio Sano (December 1, 1937)	April 1979	General Manager of President’s Office, Sony Corporation	0	N/A
		April 1990	President of General Affairs Group, Sony Corporation
		June 1990	Director, Sony Corporation
		July 1990	Chairman, Shinagawa Rodo Kijun Kyokai (current position)
		April 1995	Managing Director, Sony Corporation
		June 1997	President and Representative Director, Sony Precision Technology Inc.
		June 2000	Senior Managing Executive Officer, Sony Corporation
		June 2001	Advisor, Sony Corporation
		April 2003	Advisor, MEDINET Co., Ltd. (current position)
		April 2006	Executive Alumnus, Sony Corporation (current position)
		April 2009	Advisor, SHIZUOKA KENJINKAI (current position)
		May 2010	Supervisor, Public Interest Incorporated Foundation EGAWA-bunko (current position)
		January 2016	Director, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Outside Director
As it was determined that Mr. Sumio Sano can utilize his many years of experience and deep insights as a corporate manager to further strengthen the management structure of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., he has been selected as a candidate for Director.

[Reference Document 2: Proposal for Election of Directors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

No.	Name (Date of birth)	Career summary (positions, responsibilities, and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
6	New appointment Outside Independent Tadahisa Nishio (November 27, 1949)	April 1973	Joined Suzuyo & Co., Ltd.	0	N/A
		November 2004	Executive Officer, General Manager of Container Terminal Department, Suzuyo & Co., Ltd.
		April 2005	Executive Officer, General Manager of Operation Department and Shed Operation Department, Suzuyo & Co., Ltd.
		June 2006	Executive Officer, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		November 2007	Managing Director, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		November 2011	Senior Managing Director, Chief of Harbor Business Division, Suzuyo & Co., Ltd.
		January 2015	Director, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
		September 2015	Senior Managing Director, Suzuyo & Co., Ltd.
		November 2016	Representative Director and Vice President, Suzuyo & Co., Ltd. (current position)
Reasons for selection as a candidate for Outside Director
As it was determined that Mr. Tadahisa Nishio can utilize his many years of experience and deep insights as a corporate manager to further strengthen the management structure of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., he has been selected as a candidate for Director.

(Note)
Messrs. Sumio Sano and Tadahisa Nishio are candidates for Outside Directors. The Company plans to designate Messrs. Sumio Sano and Tadahisa Nishio as Independent Officers based on the provisions of the Tokyo Stock Exchange, and plans to notify the aforementioned stock exchange thereof.

[Reference Document 3: Proposal for Election of Corporate Auditors of KUMIAI CHEMICAL INDUSTRY CO., LTD.]

Proposal No. 7: Election of Two (2) Corporate Auditors in Response to the Merger

Under the condition that Proposal No. 2 is approved, in line with the merger with IHARA CHEMICAL INDUSTRY CO., LTD. planned for May 1, 2017, the election of the newly-appointed Corporate Auditors is proposed. Accordingly, the election of two (2) Corporate Auditors is proposed.
The career summary of candidates for Corporate Auditors are as follows.
Meanwhile, the election of each candidate shall become effective on the effective date of the Merger (planned for May 1, 2017), under the condition that Proposal No. 2 is approved as originally proposed and the Merger becomes effective.
Furthermore, of the Corporate Auditors currently in office, Messrs. Atushi Kamano and Gunji Takahashi are scheduled to resign on the day before the effective date of the Merger (planned for April 30, 2017), under the condition that Proposal No. 2 is approved as originally proposed and the Merger becomes effective.
As stipulated by Article 32, Paragraph 2 of the current Articles of Incorporation, the terms of office of the elected Corporate Auditors shall be until the expiration of the terms of office of the other Directors currently in office.
The Board of Corporate Auditors has provided its consent to this proposal.

No.	Name (Date of birth)	Career summary (positions and significant concurrent positions)		Number of shares of the Company held	Special interest with the Company
1	New appointment Outside Independent Kenji Sugiyama (December 2, 1947)	April 1971	Joined National Mutual Insurance Federation of Agricultural Cooperatives	0	N/A
		April 1997	General Manager of Mutual Aid for Damages Department, National Mutual Insurance Federation of Agricultural Cooperatives
		August 1999	General Manager of Personnel Department, National Mutual Insurance Federation of Agricultural Cooperatives
		July 2002	Managing Director, National Mutual Insurance Federation of Agricultural Cooperatives
		July 2008	Senior Managing Director, National Mutual Insurance Federation of Agricultural Cooperatives
		June 2010	Representative Director, President & CEO, The Kyoei Fire & Marine Insurance Company, Limited
		June 2014	Advisor, The Kyoei Fire & Marine Insurance Company, Limited (current position)
		January 2016	Corporate Auditor, IHARA CHEMICAL INDUSTRY CO., LTD. (current position)
Reasons for selection as a candidate for Outside Corporate Auditor
Mr. Kenji Sugiyama has many years of experience and deep insights as a corporate manager at The Kyoei Fire & Marine Insurance Company, Limited. In order to reflect them in the audits of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., his election as Outside Corporate Auditor is requested.

2	New appointment Outside Independent Miwako Shiratori (March 10, 1970)	April 2005	Joined Fuyou Audit Corporation	0	N/A
		August 2010	Director, Miwako CPA Office
		April 2014	Representative Partner, Shizuoka Mirai Tax Accountants’ Office (current position)
Reasons for selection as a candidate for Outside Corporate Auditor
Ms. Miwako Shiratori has a wealth of experience and specialized knowledge as a certified public accountant and tax accountant. In order to reflect them in the audits of the new company subsequent to the business integration with IHARA CHEMICAL INDUSTRY CO., LTD., her election as Outside Corporate Auditor is requested.
Additionally, although she has not been involved in corporate management apart from past duties as an outside officer, due to the above reasons, it has been determined that she can appropriately execute duties as an Outside Corporate Auditor of the Company.

(Note)
Mr. Kenji Sugiyama and Ms. Miwako Shiratori are candidates for Outside Corporate Auditors. The Company plans to designate Mr. Kenji Sugiyama and Ms. Miwako Shiratori as Independent Officers based on the provisions of the Tokyo Stock Exchange, and plans to notify the aforementioned stock exchange thereof.

Guide to the Venue of the Annual General Meeting of Shareholders

4-58 Uenokoen, Taito-ku, Tokyo, Japan
“Sakura-no-ma,” 3F Ueno Seiyoken

Access Information
JR Line:            About 5 minutes’ walk from Ueno Station (Park Exit)
Keisei Line:      About 5 minutes’ walk from Keisei Ueno Station
Tokyo Metro:  About 5 minutes’ walk from Ueno Station, Ginza Line
Tokyo Metro:  About 12 minutes’ walk from Yushima Station (Exit 2), Chiyoda Line
◎  We have not prepared parking lots. We appreciate your understanding.

Inquiries about the Company
81-3-3822-5223
General & Personnel Affairs Department,
IHARA CHEMICAL INDUSTRY CO., LTD.
4-26, Ikenohata 1-chome, Taito-ku, Tokyo
110-0008, Japan
4F, Kumiai Chemical Industry Building
http://www.iharachem.co.jp

Inquiries about shares
0120-782-031 (Toll free within Japan)
Stock Transfer Agency, Business Planning
Department, Sumitomo Mitsui Trust Bank, Limited
2-8, Izumi 4-chome, Suginami-ku, Tokyo
168-0063, Japan

(Appendix of the Notice of the 52nd Annual General Meeting of Shareholders)

Business Report for the 52nd Term

(November 1, 2015 - October 31, 2016)

IHARA CHEMICAL INDUSTRY CO., LTD.

Appendix of the Notice of the 52nd Annual General Meeting of Shareholders
Business Report

(November 1, 2015 - October 31, 2016)

1.          Overview of the Corporate Group

(1)          Business Progress and Results
The Group is engaged in the agricultural chemicals business which handles manufacturing and sales primarily of agricultural chemicals (active ingredients included in pesticide formulations) and the fine chemicals business which primarily handles organic intermediates and curing agents, etc., constantly striving to supply high-quality products in a stable manner.
The Group’s business results for the consolidated fiscal year under review are as follows.

・	Net sales were 44,856 million yen (Up 3,724 million yen or 9.1% year on year)
・	Operating income was 3,981 million yen (Down 951 million yen or 19.3% year on year)
・	Ordinary income was 4,564 million yen (Down 1,125 million yen or 19.8% year on year)
・	Net Income attributable to owners of parent was 3,292 million yen (Down 901 million yen or 21.5% year on year).

Meanwhile, the ratio of overseas net sales during the fiscal year under review was 71.9%.
Net sales and operating income by business are as follows.

Net sales by business
(Millions of yen unless otherwise stated)
Term Business	The 51st term (fiscal year ended October 31, 2015)		The 52nd term (fiscal year ended October 31, 2016)		Year-on year change (%)
	Amount	Composition ratio (%)	Amount	Composition ratio (%)
Agricultural chemicals business	26,887	65.4	31,474	70.2	+17.1

Fine chemicals business	12,790	31.1	11,915	26.5	(6.8)

Other businesses	1,452	3.5	1,466	3.3	+1.0
Total	41,131	100.0	44,856	100.0	+9.1
[Of which, exports]	[27,013]	[65.7]	[32,269]	[71.9]	[+19.5]

*Net sales are categorized by country or region based on the location of the final customer
(Agricultural chemicals jointly developed with KUMIAI CHEMICAL INDUSTRY CO., LTD. are sold within and outside of Japan by KUMIAI CHEMICAL INDUSTRY CO., LTD.)

Composition ratio of net sales by region

1)          Agricultural chemicals business
Business content: Manufacturing and sales of active ingredients and agricultural chemicals
Net sales: 31,474 million yen
Operating income (segment income): 4,077 million yen

	Fiscal Year Ended October 31, 2015	Fiscal Year Ended October 31, 2016	Increase (decrease)	Change rate
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(%)
Net Sales	26,887	31,474	+4,586	+17.1
Operating Income (Segment Income)	4,857	4,077	(780)	(16.1)

[Overall condition]
The agricultural chemicals business primarily handles herbicides, fungicides and other products, an area foreseeing increased demand as efficient agricultural production is required in overseas markets, mainly in emerging markets, as a result of the increase in world population. Meanwhile, in the domestic market, agricultural reforms by the government are pushed forward, and there are concerns about the effects on future business strategy as debates continue regarding issues such as reducing agricultural material costs, including agricultural chemicals. Amid such an environment, the Group worked to supply products to meet demand in the Japanese market while striving to build a procurement system and optimize supply to meet increasing demand in the Asian and North American markets. In particular, the Company created a global procurement system for the supply of active ingredients in cooperation with overseas companies, creating a procurement network for active ingredients and intermediates centered on affiliates in China. The supply of active ingredients is the Company’s role in the joint business with KUMIAI CHEMICAL INDUSTRY CO., LTD.

[Business results]
On the sales front, total sales rose year on year owing to increased year-on-year demand in the United States and growth in fungicides, although sales of upland herbicides for overseas use underperformed sales projections. On the income front, there were profit increases in line with the above increase in shipment volume for herbicides and reductions in procurement costs for raw materials, etc., and manufacturing costs. However, total income declined, impacted by fluctuating exchange rates and increased selling, general and administrative expenses such as experiment and research expenses and advertising expenses, in addition to a decline in income as a result of the decline in the sales volume of cotton herbicide intermediates for overseas use and falling sales prices of paddy herbicides for overseas use.

2)          Fine chemicals business
Business content: Manufacturing and sales of toluene and xylene chemicals, fine chemicals and industrial pharmaceuticals
Net sales: 11,915 million yen
Operating income (segment income): 853 million yen

	Fiscal Year Ended October 31, 2015	Fiscal Year Ended October 31, 2016	Increase (decrease)	Change rate
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(%)
Net Sales	12,790	11,915	(875)	(6.8)
Operating Income (Segment Income)	837	853	+16	+1.9

[Overall condition]
In the fine chemicals business, which primarily handles toluene chemicals, fine chemicals and industrial pharmaceuticals, the Group enthusiastically strived to develop new, high-value-added products in addition to supplying products to existing customers in a stable manner amidst increasingly intense competition due to the increased prominence of competitors. As one facet of such measures, the Company decided to construct a new factory in the Kingdom of Thailand as a joint business with consolidated subsidiary Iharanikkei Chemical Industry Co., Ltd. in order to realize stable supply to customers at even lower prices. Development is underway toward the commencement of operations.

[Business results]
On the sales front, sales declined due to factors such as decreased sales of medical intermediates, etc., and intensified competition with competitors in toluene chemicals driving down sale prices. On the income front, there was a slight increase in income owing to reduced costs from lowered import prices of outsourced products manufactured overseas supported by yen appreciation, which offset the negative impact of decreased sales.

3)   Other businesses
Business content: Manufacturing, sales, etc., of items such as bio-based products, pollution prevention chemicals and machinery
Net sales: 1,466 million yen
Operating income (segment income): 42 million yen

	Fiscal Year Ended October 31, 2015	Fiscal Year Ended October 31, 2016	Increase (decrease)	Change rate
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(%)
Net Sales	1,452	1,466	+13	+1.0
Operating Income (Segment Income)	90	42	(47)	(52.7)
Regarding the other businesses, the Company conducts manufacturing and sales, etc. of items such as bio-based products and pollution prevention chemicals and machinery.

(2)	Capital Expenditure
For the fiscal year ended October 31, 2016, the Company made capital expenditure in the total amount of 2.6 billion yen, and this was for renovations to existing production facilities and new production facilities in the agricultural chemicals and fine chemicals businesses, as well as the construction of an administrative and technology wing at the Shizuoka Factory.

(3)	Financing
Not applicable.

(4)          Status of Business Transfers, etc.
Not applicable.

(5)          Issues to be Addressed
The agricultural chemical business, which is the core business of the Company, is currently undergoing major changes in its business environment in Japan. Meanwhile, worldwide, against a backdrop of population increases and economic growth in emerging countries, the importance of agricultural production has been increasingly on the rise. Given the perpetually changing business environment surrounding the agriculture and agricultural chemicals business both in Japan and worldwide, the Company has reached an agreement with KUMIAI CHEMICAL INDUSTRY CO., LTD. to merge based on a spirit of equality with May 1, 2017 (planned) as the effective date (the “Merger”), and a merger agreement was concluded on December 16, 2016 under the assumption that approval will be obtained at the Annual General Meetings of Shareholders of both companies.

The Company will proceed under the following priority policies to ensure synergies of the Merger by steadily fulfilling its role.
•	Work to further strengthen procurement capabilities for active ingredients and raw materials, etc. centered on enriching the overseas procurement network in the agricultural chemicals business.
•	Aim to create new businesses and expand business scope in the fine chemicals business, by striving to maximize business by utilizing global procurement functions.
•	Further promote proposal-based research and development to realize value sought after by customers.

For details regarding the Merger, please see “Notice of Conclusion of Merger Agreement between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.” disclosed on the Company’s website on December 16, 2016.

(6) Assets and Income	(Millions of yen unless otherwise stated)
Term Item	The 49th term ended October 31, 2013	The 50th term ended October 31, 2014	The 51st term ended October 31, 2015	The 52nd term ended October 31, 2016
Net sales	30,334	36,735	41,131	44,856
Operating income	2,118	3,443	4,933	3,981
Ordinary income	2,855	4,094	5,689	4,564
Net income attributable to owners of parent	1,762	2,460	4,194	3,292
Net income per share (Yen)	39.20	54.37	91.38	71.71
Total assets	50,928	57,576	64,051	67,223
Net assets	39,496	44,029	49,466	51,352
Capital expenditure	1,739	1,905	2,225	2,600
Research and development expenses	1,687	1,970	1,823	2,041
(Note)
Effective from the current fiscal year, the former “Net income” has been presented as “Net income attributable to owners of parent” by applying accounting standards such as “Revised Accounting Standard for Business Combinations” (the Accounting Standards Board of Japan (“ASBJ”) Statement No. 21 of September 13, 2013).

(7)          Significant Subsidiaries (as of October 31, 2016)

Company name	Capital	Ratio of voting rights	Principal business
Iharanikkei Chemical Industry Co., Ltd.	780 million yen	61.5%	Manufacturing and sales of raw materials for agricultural and pharmaceutical chemicals and other chemical products
K.I Chemical Industry Co., Ltd.	600 million yen	50.0%	Manufacturing and sales of raw materials for agricultural and pharmaceutical chemicals and other chemical products
The Company’s consolidated subsidiaries comprise three companies including the two above, as well as six affiliates accounted for using equity method.

(8)	Principal Business (as of October 31, 2016)
Business	Description
Agricultural chemicals business	Manufacturing and sales of active ingredients and agricultural chemicals
Fine chemicals business	Manufacturing and sales of organic intermediates for medicine, etc., amines for urethane curing agents, and anticorrosion and antifungal agents, etc.
Other businesses	Manufacturing and sales of bio-based products and pollution prevention chemicals and machinery, etc.

(9)        Principal Offices (as of October 31, 2016)
1) Offices of the Company
Headquarters	4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
Shizuoka Factory	1800, Nakanogo, Fuji, Shizuoka, Japan
Research Institute	2256, Nakanogo, Fuji, Shizuoka, Japan

2) Offices of significant subsidiaries
Iharanikkei Chemical Industry Co., Ltd.	5700-1, Kambara, Shimizu-ku, Shizuoka, Japan
K.I Chemical Industry Co., Ltd.	328, Shioshinden, Iwata-shi, Shizuoka, Japan

(10)     Employees (as of October 31, 2016)
1) Employees of the Corporate group
Number of employees	Change from previous fiscal year-end
630	Decrease of 9
(Note)          The number of employees above does not include part-time employees.

2) Employees of the Company
Number of employees	Change from previous fiscal year-end	Average age	Average years of service
216	Increase of 1	38.1	16.6
(Note)          The number of employees above does not include part-time employees.

(11)      Major creditors (as of October 31, 2016)
Creditor	Loans extended (Millions of yen)
Mizuho Bank, Ltd.	212
The Norinchukin Bank	200
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	200
Suruga Bank Ltd.	100

2.          Status of the Company’s Shares (as of October 31, 2016)

(1) Total number of shares authorized	99,500,000 shares

(2) Total number of shares issued	51,849,917 shares
(including 5,727,273 shares of treasury stock)

(3) Number of shareholders	7,310 persons

(4) Major shareholders (top ten)
Shareholder name	Shares held	Shareholding ratio
	Thousands of shares	%
KUMIAI CHEMICAL INDUSTRY CO., LTD.	12,869	27.9

Japan Trustee Services Bank, Ltd. (Trust Account)	3,358	7.3

CGML PB CLIENT ACCOUNT/COLLATERAL	2,878	6.2

The Norinchukin Bank	2,247	4.9

The Kyoei Fire & Marine Insurance Company, Limited	2,149	4.7

Suruga Bank Ltd.	1,191	2.6

Nippon Printing Industry Co., Ltd.	939	2.0

Nippon Soda Co., Ltd.	729	1.6

The Dai-ichi Life Insurance Company, Limited	671	1.5

Sumitomo Mitsui Trust Bank, Limited	636	1.4
(Notes)	1.	In the number of shares above, fractions below one thousand are omitted.
2.	The shareholding ratio shown above is based on the total number of shares issued minus the number of shares of treasury stock, and rounded off to the first decimal place.
3.	In addition to the above, the Company holds 5,727 thousand shares of treasury stock.
4.	Of the 5,727 thousand shares of treasury stock, 98 thousand shares of the Company owned by the Employee Stock Ownership Plan (ESOP) trust are not included.
5.	The ratio of shares of the Company held by foreign parties is 11.8%.

3.          Company Officers

(1)          Directors and Corporate Auditors (as of October 31, 2016)

Name	Position	Responsibilities and significant concurrent positions
Masashi Mochizuki	Representative Director President & CEO	Representative Director and Vice President, KI Chemical Research Institute Co., Ltd.

Masato Hayakawa	Representative Director Senior Managing Executive Officer	In charge of General & Personnel Affairs Department, Marketing Division, SCM Division, Safety & ISO Promotion Department

Hajime Takahashi	Director Managing Executive Officer	Chief of Shizuoka Factory Division, In charge of Administration Department, Manufacturing Department, Technology & Engineering Department, Research Institute

Takashi Ando	Director Managing Executive Officer	Chief of Corporate Planning Division, In charge of Corporate Planning & Coordination Department, Project Control Department

Issei Ueda	Director

Tadahisa Nishio	Director	Senior Managing Director, Suzuyo & Co., Ltd.

Kunio Hamada	Director	Special Counsel, Hibiya Park Law Offices

Sumio Sano	Director	Executive Alumnus, Sony Corporation

Takeo Otake	Director	Chairman & Representative Director, KUMIAI CHEMICAL INDUSTRY CO., LTD.

Yoshitomo Koike	Director	President & Representative Director, KUMIAI CHEMICAL INDUSTRY CO., LTD.

Haruki Maruyama	Senior Corporate Auditor

Kenji Sugiyama	Corporate Auditor	Advisor, The Kyoei Fire and Marine Insurance Company, Limited

Hiroshi Shirotsuka	Corporate Auditor	Certified public accountant and licensed tax accountant
(Notes)	1.	Directors, Messrs. Tadahisa Nishio, Kunio Hamada and Sumio Sano, are Outside Directors.
2.	Corporate Auditors, Messrs. Kenji Sugiyama and Hiroshi Shirotsuka, are Outside Corporate Auditors.
3.
The Company has designated Messrs. Tadahisa Nishio, Kunio Hamada, Sumio Sano, Kenji Sugiyama and Hiroshi Shirotsuka as Independent Officers provided for by the Tokyo Stock Exchange and has registered them at the aforementioned Exchange.

4.	Corporate Auditor, Mr. Haruki Maruyama, has experience in accounting in the Company’s division related to accounting and has considerable financial and accounting knowledge.
5.	Corporate Auditor, Mr. Hiroshi Shirotsuka, is a certified public accountant and a licensed tax accountant and has considerable financial, taxation and accounting knowledge.
6.	Changes in Directors and Corporate Auditors during the fiscal year under review
(1)	Messrs. Kunio Hamada, Sumio Sano, Takeo Otake and Yoshitomo Koike assumed the office as Director at the 51st Annual General Meeting of Shareholders held on January 26, 2016.
(2)
Messrs. Fumitaka Yoshida, Teruhiko Ikawa, Yutaka Oishi and Katsuyuki Matsunaga resigned from their offices as Directors at the conclusion of the 51st Annual General Meeting of Shareholders held on January 26, 2016.

(3)	Messrs. Kenji Sugiyama and Hiroshi Shirotsuka assumed the office as Corporate Auditor at the 51st Annual General Meeting of Shareholders held on January 26, 2016.
(4)
Messrs. Yoshihiro Urata, Susumu Tamura and Keiichiro Takagi resigned from their office as Corporate Auditor upon the expiration of their terms at the conclusion of the 51st Annual General Meeting of Shareholders held on January 26, 2016.

7.
The Company has concluded agreements with Outside Directors and Outside Corporate Auditors to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act. These agreements limit the amount of their liability for compensation for damage to the amount specified by laws and regulations.

(2)        Total Amount of Compensation to Directors and Corporate Auditors
Directors	15 persons	147 million yen
(of which, Outside Directors	3 persons	13 million yen)
Corporate Auditors	6 persons	23 million yen
(of which, Outside Corporate Auditors	4 persons	6 million yen)

(Notes)	1.	Compensation to Directors does not include portions of their salaries as employees.
2.
The above compensation amounts include 32 million yen in provision for directors’ retirement benefits (31 million yen for Directors, 0 million yen for Corporate Auditors) recorded during the fiscal year under review.

3.	Aside from the above, based on the resolution at the Annual General Meeting of Shareholders held on January 26, 2016, director’s retirement benefits were paid as follows.
Directors	5 persons	38 million yen
Corporate Auditors	4 persons	11 million yen
(of which, Outside Corporate Auditors	2 persons	7 million yen)
Additionally, these amounts include 50 million yen in provision for directors’ retirement benefits disclosed on the Business Report for the fiscal year under review and previous years.

(3)       Matters Concerning Outside Officers
1) Status of significant concurrent positions with other companies, etc., and relationships between said companies and the Company
The status of significant concurrent positions of Outside Directors and Outside Corporate Auditors is as noted in “3. (1) Directors and Corporate Auditors.” Additionally, matters of note between the Company and concurrent employers are as follows.
Outside Director, Mr. Tadahisa Nishio is Senior Managing Director of Suzuyo & Co., Ltd., and the Company has outsourcing transactions with Suzuyo & Co., Ltd. for the transport and port operations, etc., of the Company’s products.
Outside Director, Mr. Kunio Hamada is Special Counsel of Hibiya Park Law Offices, and the Company has transactions with Hibiya Park Law Offices based on an advisory agreement.
2) Relationships with specified related parties such as major transaction partners, etc.
Not applicable.
3) Main activities in the fiscal year under review
Title	Name	Main activities
Outside Director	Tadahisa Nishio	Participated in 12 meetings of the 15 meetings of the Board of Directors held in the fiscal year under review and provided opinions based on his experience as a corporate manager as necessary.
Outside Director	Kunio Hamada
Participated in all 12 meetings of the Board of Directors held after assuming the current position and provided opinions based on his experience as an attorney-at-law, an outside director and an outside corporate auditor as necessary.

Outside Director	Sumio Sano	Participated in all 12 meetings of the Board of Directors held after assuming the current position and provided opinions based on his experience as a corporate manager as necessary.

Title	Name	Main activities
Outside Corporate Auditor	Kenji Sugiyama
Participated in 11 meetings of the 12 meetings of the Board of Directors and in all 5 meetings of the Council of Corporate Auditors held after assuming the current position and provided opinions based on his experience as a corporate manager as necessary.

Outside Corporate Auditor	Hiroshi Shirotsuka
Participated in 11 meetings of the 12 meetings of the Board of Directors and in all 5 meetings of the Council of Corporate Auditors held after assuming the current position and provided opinions based on his experience as a certified public accountant and a licensed tax accountant as necessary.

4.       Accounting Auditor

(1)          Accounting Auditor’s Name
Fuyou Audit Corporation

(2)          Accounting Auditor’s compensation, etc., for the fiscal year ended October 31, 2016
1) Compensation, etc. as Accounting Auditor Compensation, etc. for the services set forth in Article 2, Paragraph 1, of the Certified Public Accountants Act (audit and attestation services)	28 million yen
2) Cash and other profits payable by the Company or its consolidated subsidiaries to Accounting Auditor	34 million yen

(Notes)	1.
Under the audit agreement between the Company and its Accounting Auditor, compensation for audits pursuant to the Companies Act and audits pursuant to Financial Instruments and Exchange Act are not separated, and otherwise cannot be separated. Consequently, the above amount reflects total compensation.

	2.	Reasons for the Council of Corporate Auditors to have agreed on Accounting Auditor’s Compensation, etc.

Comprehensive determination is made in consideration of the audit plan and audit structure, from the quantitative facets of specific personnel plans, audit schedules, and number of days, etc., and the quality facets of audit methods, content, and results, etc., based on the above, combined with compensation levels in general and executive evaluations.

(3)	Policy Regarding Determination of Termination or Nonrenewal of Appointment of Accounting Auditors
In the event that the Accounting Auditor is deemed to fall under any of the grounds set forth in the Items of Article 340, Paragraph 1 of the Companies Act, the Council of Corporate Auditors shall terminate the appointment of the Accounting Auditor subject to the unanimous consent of the Corporate Auditors. In this event, a Corporate Auditor designated by the Council of Corporate Auditors shall report the termination of the Accounting Auditor and the reasons thereof at the first General Meeting of Shareholders held after the termination. In addition, should the Accounting Auditor be deemed unable to execute its duties due to a strong concern to the trustworthiness or effectiveness of the Accounting Auditor stemming from the audit structure or the implementation conditions of the Accounting Auditor, the Council of Corporate Auditors shall determine the proposal to not reappoint the Accounting Auditor.

5.          Matters Related to System to Ensure Proper Business Execution of the Company
The Company holds as its basic principle in the Board of Directors the “system to ensure proper business execution” as stipulated in the Companies Act and Ordinance for Enforcement of the Companies Act, has resolved the “Basic Policy on Building an Internal Control System” as follows, and works toward the development of internal control systems of regulations, organizations, and structures, etc.

I	Basic Policy
(1)	Structures regarding operation of internal control systems
1)
The Company has formulated the “Operation Management Rules for Internal Control System,” and the Company and subsidiaries shall establish an Internal Control Committee and other subordinate organizations, which while studying and promoting the realization of policies related to budgets, compliance, risk management, and “Systems Regarding Strengthening, etc., of Internal Controls for Financial Reporting (the ‘J-SOX System’),” shall secure a structure to appropriately operate the internal control system.

(2)	System to ensure that Directors and employees of the Company and its subsidiaries execute their duties in compliance with the laws and regulations and the Articles of Incorporation
1)
As the fundamental principle regarding the promotion of compliance management, the Company shall formulate the “Group Compliance Rules” and study and promote the realization of policies regarding compliance management.

2)
The Company shall formulate the “Group Compliance Code of Conduct,” which adds greater specificity to actions compatible with laws and regulations and the Articles of Incorporation, and make explicit its position on response.

3)
While thoroughly disseminating the “Group Compliance Rules” and “Group Compliance Code of Conduct” to officers and employees, the Company and subsidiaries shall operate the Ihara Group Helpline (whistleblowing system) as stipulated in the “Group Compliance Code of Conduct” to work toward early discovery and rectification of violations of laws and regulations, etc.

4)
If a report regarding group compliance is made to the Company’s internal audit division, etc., via the Ihara Group Helpline, the Company’s internal audit division, etc., shall examine its content, consult with the Internal Control Committee as necessary, conduct studies and deliberation, and report to the Company’s Board of Executive Officers, or the Board of Directors and Council of Corporate Auditors as necessary.

5)
While implementing internal audits regarding the status of compliance at the Company and subsidiaries, the internal audit division of the Company shall operate a working group regarding compliance in the Internal Control Committee, and report to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary regarding the status of compliance at the Company and subsidiaries.

6)	The division in charge of compliance at the Company and subsidiaries shall implement training, etc., regarding compliance to officers and employees on an ongoing basis.

(3)	System for storage and management of information related to the execution of duties of the Company’s Directors
1)
The Company stipulates “Document Management Rules” and “Basic Policy for Information Security and Operation Management Rules,” and in accordance with these rules, stores and manages information related to duties performed by Directors as documents or electronic records.

2)	Directors and Corporate Auditors of the Company have access to these documents at any time.

(4)	Regulations or any other systems of the Company and its subsidiaries for management of risk of loss
1)	The Company shall formulate the “Basic Policy for Group-wide Risk Management,” and ensure that risk management activities are appropriate and effective.
2)	The Company and subsidiaries shall maintain regulations and manuals, etc., regarding risk management, and promote organizational response toward risk.
3)
While overseeing and promoting risk management across the group, the risk management division of the Company shall operate a working group regarding risk management in the Internal Control Committee, and report to the Internal Control Committee, the Company’s Board of Executive Officers, and Board of Directors regarding the status of risk management at the Company and subsidiaries.

4)	The risk management division of the Company and subsidiaries shall conduct training, etc., regarding risk management to officers and employees and work toward reducing risk.
5)
The risk management division of the Company and subsidiaries shall ascertain foreseeable risk, and work in cooperation with other responsible divisions toward avoidance of dangers that may lead to loss resulting from the occurrence of risk.

6)
In preparation for events that may lead to occurrence of crises with material effects on management, the Company and subsidiaries shall formulate regulations regarding corporate crisis management, and work toward swift and appropriate resolution to crises or avoidance thereof.

7)
The internal audit division of the Company shall implement internal audits regarding risk management at the Company and subsidiaries, and report to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

(5)	System to ensure that the execution of duties of Directors of the Company and its subsidiaries is efficient
1)
The Board of Directors of the Company shall determine a medium-term management plan and annual business plan for the Group, and while making explicit policies for each division, define duties, authority, and delegation of Directors to achieve the policies, securing efficient execution of duties.

2)
Subsidiaries shall determine plans for each company based on the medium-term management plan and annual business plan for the Group, as well as define duties, authority, and delegation of Directors to secure efficient execution of duties.

3)	To aim for quicker and more efficient decision-making regarding business execution, the Company shall delegate business execution to Executive Officers as much as possible.
4)	The Company and subsidiaries shall periodically hold meetings with full-time officers to deliberate on significant matters related to management.
5)
The budget management division of the Company shall operate a working group regarding budgets in the Internal Control Committee, and report to the Internal Control Committee, the Company’s Board of Executive Officers, and Board of Directors regarding the status of budget management at the Company and subsidiaries.

6)
The internal audit division of the Company shall implement internal audits regarding the status of business operation of Directors at the Company and subsidiaries, and report to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

(6)	System to ensure proper business execution within the corporate group, consisting of the Company and its subsidiaries
1)	To promote appropriate group management, the affiliate management division of the Company shall maintain the “Group Companies Management Rules.”
2)	The affiliate management division of the Company shall require that Directors seconded to subsidiaries report on the business execution and business status of subsidiaries.
3)
While receiving periodic reports from subsidiaries regarding business status, etc., the affiliate management division of the Company shall, regarding deliberations on significant matters, consult with the Internal Control Committee as necessary, conduct studies and deliberation, and report to the Company’s Board of Executive Officers or the Board of Directors as necessary.

4)
When conducting transactions within the Group, the Company and subsidiaries shall adequately confirm that the necessity and conditions for said transaction, etc., do not significantly differ from ordinary transaction conditions with third parties.

5)
To monitor and evaluate the status of business execution regarding management of subsidiaries by Directors of the Company, Corporate Auditors of the Company shall exchange views with Corporate Auditors of subsidiaries and aim to cooperate.

6)
The internal audit division of the Company shall implement internal audits regarding overall operations at the Company and subsidiaries, and report to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

(7)
Matters related to the employees in the event that the Corporate Auditors request the appointment of employees to assist in their tasks, matters related to the independence of such employees from the Directors, and matters related to ensuring the effectiveness of the instructions of the Corporate Auditors to such employees.

1)	As necessary, Corporate Auditor staff shall be appointed to support the duties of Corporate Auditors.
2)
If staff are appointed to support the duties of Corporate Auditors, in order to secure their independence, determination of personnel matters regarding appointments, transfers, and evaluations, etc., of said employees shall require prior approval from a Senior Corporate Auditor.

3)
For the support of duties of Corporate Auditors, said staff will conduct operation under supervision and orders from Corporate Auditors, and shall not receive supervision and orders from parties other than Corporate Auditors.

4)
While securing opportunities to attend meetings of the Board of Directors and other important meetings alongside Corporate Auditors as required, said staff shall periodically participate in opportunities to exchange views with the Representative Director and Accounting Auditor.

(8)	A system to facilitate reporting to the Corporate Auditors by the Directors and staff and other systems for reports to Corporate Auditors
1)	As stipulated in the “Council of Corporate Auditors Rules,” Directors and employees shall make reports as requested by each Corporate Auditor.
2)
In the event that reports are requested from Corporate Auditors regarding the status of business execution or in the event that facts that will cause significant harm to the company are discovered or if the possibility of such events arises, Directors and staff must immediately report to the Corporate Auditors.

3)
Corporate Auditors shall ascertain the process for decision-making and the status of business execution at the Board of Directors. While attending important meetings, the Senior Corporate Auditor shall view key decision documents and other documents regarding business execution, and report on the status to the Council of Corporate Auditors.

4)
If the Company receives reports from Directors, Corporate Auditors, and staff of subsidiaries, the party receiving the report shall report to the affiliate management division of the Company on matters based on laws and regulations, the Articles of Incorporation, and regulations, etc., and matters requested by the Corporate Auditors of the Company, and the affiliate management division of the Company shall report to the Corporate Auditors of the Company.

5)	The Company and subsidiaries shall not subject the reporting party to disadvantageous treatment.

(9)	Other systems to ensure that audits by the Corporate Auditors are effective
1)
Aside from the exchange of views as required between the Corporate Auditors and Directors and staff, the Company shall develop an environment for periodic interviews and exchange of views with the Representative Directors and audit corporation.

2)
While establishing an annual budget of a certain amount to account for expenses incurred during the execution of duties of Corporate Auditors, if requests are made for advance payment of said expenses or other reimbursement for liabilities borne, the Company shall promptly process said expenses or liabilities.

(10)	Basic views toward the elimination of anti-social forces
1)	Pursuant to the “Group Compliance Code of Conduct,” the Company and subsidiaries shall hold no relationships whatsoever with anti-social forces that have detrimental effect on social order and safety.
2)	The Company and subsidiaries shall engage in enlightenment activities for employees toward the elimination of anti-social forces.

(11)	System to ensure reliability of financial reporting
1)
Based on the J-SOX System regarding the Financial Instruments and Exchange Act, the Company shall define a basic policy to make explicit its stance toward securing and improving the trustworthiness of financial reporting of the entire Group while enacting implementation standards, and the Company and subsidiaries shall ensure development and operation of the structure to achieve this goal.

2)
The division in charge of finance of the Company shall operate a working group regarding the J-SOX System and report to the Internal Control Committee, the Company’s Board of Executive Officers, and Board of Directors regarding the response status based on the J-SOX System at the Company and subsidiaries.

3)
The internal audit division of the Company shall conduct internal audits of operations regarding the J-SOX System, and report to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

The operational status of the Company’s internal control systems is as follows.

II	Operational Status of System to Ensure Proper Business Execution
(1)	About the structures of the internal control systems
1)
Regarding budgets, risk management, compliance, and the J-SOX System at the Company and subsidiaries, a structure is in place to hold an Internal Control Committee meeting on a monthly basis in principle composed of the Company’s Representative Director, President & CEO and all Executive Officers, Presidents of consolidated subsidiaries, the Company’s General Manager of Internal Audit Department of the Company, and Senior Corporate Auditors as observers, with the aim of establishing a structure to secure appropriate internal controls. Deliberation is made on the content of agenda items and reports provided by each working group as described in the next item, and upon approval, agenda items and reports are submitted to the Board of Executive Officers and Board of Directors.

2)
Each working group regarding budgets, compliance, risk management, and the J-SOX System is composed of responsible parties at the Company and each subsidiary, and agenda items are presented to the Internal Control Committee after proposals are examined.

(2)	Status of measures to ensure that Directors and staff of the Company and its subsidiaries execute their duties in compliance with the laws and regulations and the Articles of Incorporation
1)
The Company and subsidiaries maintain the Ihara Group Helpline (whistleblowing system) as stipulated in the “Group Compliance Code of Conduct,” and work toward early discovery and rectification of violations, etc., of laws and regulations.

2)
The internal audit division of the Company implements internal audits regarding the status of compliance at the Company and subsidiaries, operates a working group regarding compliance in the Internal Control Committee, and reports to the Internal Control Committee as well as the Company’s Board of Executive Officers, and Board of Directors as necessary regarding the status of compliance at the Company and subsidiaries.

(3)	Status of measures regarding storage and management of information related to the execution of duties of the Company’s Directors
1)
The Company and subsidiaries implement management of documents, etc., pursuant to regulations regarding information security. Additionally, the Company implements an information security meeting to work toward maintenance and improvement of structures regarding the storage and management of information.

(4)	Status of regulations or other measures of the Company and its subsidiaries for management of risk of loss
1)	The Company and subsidiaries implement risk extraction activities for the entire Group, and promotes organizational response toward risk mitigation.
2)
The internal audit division of the Company implements internal audits regarding risk management of the Company and subsidiaries, and reports to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

(5)	Status of measures to ensure that the execution of duties of the Directors of the Company and its subsidiaries is efficient
1)
The budget management division of the Company consolidates proposals at the working group regarding budgets for the Group’s annual business plan, and upon deliberation in the Internal Control Committee and Board of Executive Officers, resolution is made at the Board of Directors.

2)	The subsidiaries determine plans for each company based on the annual business plan, and define duties, authority, and delegation for Directors and secure the efficient execution of duties.
3)
The budget management division of the Company manages monthly progress toward the Group’s budget, and reports to the Internal Control Committee, Board of Executive Officers, and Board of Directors regarding the status.

4)
The internal audit division of the Company implements internal audits regarding the status of business operation at the Company and subsidiaries, and reports to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

(6)	Status of measures to ensure proper business execution within the Corporate Group, consisting of the Company and its subsidiaries
1)
While receiving periodic reports regarding business conditions, etc., at subsidiaries, the affiliate management division of the Company consults with the Internal Control Committee as necessary regarding discussion of important matters, conducts studies and deliberation, and reports to the Company’s Board of Executive Officers or the Board of Directors as necessary.

2)
The internal audit division of the Company implements internal audits regarding the overall operations of the Company, compliance and risk response at subsidiaries, and reports the results to the Internal Control Committee and Board of Executive Officers and the Board of Directors as necessary.

(7)	Status of measures related to Corporate Auditor Staff
1)	In response to requests from Corporate Auditors, the Company has appointed two (2) employees for the Corporate Auditors (concurrently serving).
2)
Said staff attend meetings of the Board of Directors and other important meetings alongside Corporate Auditors as necessary, and participate in opportunities to periodically exchange views with the Representative Director and Accounting Auditor.

(8)	Status of measures to ensure reliability of financial reporting
1)
The division in charge of finance of the Company operates a working group regarding the J-SOX System in the Internal Control Committee, and reports to the Internal Control Committee, the Company’s Board of Executive Officers, and Board of Directors regarding the response conditions based on the J-SOX System at the Company and subsidiaries.

2)
The internal audit division of the Company conducts internal audits of operations regarding the J-SOX System, and reports to the Internal Control Committee as well as the Company’s Board of Executive Officers and Board of Directors as necessary.

◎Figures presented in this Business Report are rounded down to the nearest unit for amounts and number of shares, and rounded off for ratios and others.

Consolidated Financial Statements

Consolidated Balance Sheets
(As of October 31, 2016)

		(Millions of yen)
Description	Amount	Description	Amount
(Assets)		(Liabilities)
Current assets	38,493	Current liabilities	11,725
Cash and time deposits	11,420	Trade notes and accounts payable	4,239
Trade notes and accounts receivable	10,541	Short-term bank loans	400
Marketable securities	200	Current portion of long-term debt	224
Merchandise and finished goods	11,886	Advances received	2,467
Work in process	1,666	Accrued income taxes	564
Raw materials and supplies	1,807	Accrued bonuses to employees	553
Deferred income taxes	589	Notes payable-facilities	1,564
Other current assets	380	Other current liabilities	1,711
		Long-term liabilities	4,145
Fixed assets	28,730	Long-term debt	279
Property, plant and equipment	11,467	Net defined benefit liability	1,511
Buildings and structures	3,700	Accrued retirement benefits to directors and corporate auditors	326
Machinery, equipment and vehicles	3,677	Deferred income taxes	1,991
Tools, furniture and fixtures	425	Other long-term liabilities	35
Land	3,657	Total liabilities	15,871
Other property, plant and equipment	6	(Net assets)
		Shareholders’ equity	41,693
Intangible assets	84	Common stock	2,764
		Additional paid-in capital	5,833
Investments and other assets	17,178	Retained earnings	34,621
Investment securities	15,332	Treasury stock, at cost	(1,525)
Net defined benefit asset	250	Accumulated other comprehensive income	5,502
Deferred income taxes	226	Unrealized gain on other securities	5,544
Other assets	1,377	Foreign currency translation adjustments	145
Allowance for doubtful receivables	(9)	Remeasurements of defined benefit plans	(187)
		Non-controlling interests	4,156
		Total net assets	51,352
Total assets	67,223	Total liabilities and net assets	67,223
(Note) Figures presented are rounded down to the nearest million yen.

Consolidated Statements of Income
(November 1, 2015 - October 31, 2016)

	(Millions of yen)
Description	Amount
Net sales		44,856
Cost of sales		35,123
Gross profits		9,732
Selling, general and administrative expenses		5,751
Operating income		3,981
Other income
Interest and dividend income	159
Rent income	32
Equity in earnings of affiliates	478
Other	67	738
Other expenses
Interest expenses	13
Costs associated with idle portion of facilities	123
Other	19	155
Ordinary income		4,564
Extraordinary income
Gain on sales of fixed assets	316
Gain on sales of investment securities	206	523
Extraordinary loss
Loss on disposal of fixed assets	93	93
Income before income taxes		4,993
Income taxes-current	1,371
Income taxes-deferred	41	1,412
Net income		3,581
Net income attributable to non-controlling interests		289
Net income attributable to owners of parent		3,292
(Note) Figures presented are rounded down to the nearest million yen.

Consolidated Statements of Changes in Net Assets
(November 1, 2015 - October 31, 2016)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders’ equity
Balance as of November 1, 2015	2,764	5,833	31,928	(1,538)	38,988
Changes in items during the consolidated fiscal year
Cash dividends			(599)		(599)
Net income attributable to owners of parent			3,292		3,292
Repurchase of treasury stock				(1)	(1)
Disposal of treasury stock		0		0	0
Assignment of treasury stock through trust				14	14
Net changes during the period except for shareholders’ equity
Total changes in items during the period	–	0	2,692	12	2,705
Balance as of October 31, 2016	2,764	5,833	34,621	(1,525)	41,693

	Accumulated other comprehensive income				Non-controlling interests	Total net assets
	Unrealized gain (loss) on other securities	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of November 1, 2015	6,234	380	(40)	6,575	3,903	49,466
Changes in items during the consolidated fiscal year
Cash dividends						(599)
Net income attributable to owners of parent						3,292
Repurchase of treasury stock						(1)
Disposal of treasury stock						0
Assignment of treasury stock through trust						14
Net changes during the period except for shareholders’ equity	(690)	(234)	(147)	(1,072)	253	(819)
Total changes in items during the period	(690)	(234)	(147)	(1,072)	253	1,885
Balance as of October 31, 2016	5,544	145	(187)	5,502	4,156	51,352
(Note) Figures presented are rounded down to the nearest million yen.

Notes to the Consolidated Financial Statements

The Basis for Preparation of Consolidated Financial Statements, etc.
1.	Scope of consolidation
Number of consolidated subsidiaries	3
Names of subsidiaries
Iharanikkei Chemical Industry Co., Ltd., K.I Chemical Industry Co., Ltd., NEP CO., LTD.
The non-consolidated subsidiary Ihara Chemical Shanghai Co., Ltd. is a small-scale company and does not have a material impact on the consolidated financial statements as a whole with respect to total assets, net sales, net income or loss (amount corresponding to holdings), retained earnings (amount corresponding to holdings), etc.

2.	Application of the equity method
Number of equity-method affiliates	6
Name of the equity-method affiliate
Ihara Chemical Shanghai Co., Ltd., K.I Chemical Industry Co., Ltd., K-I CHEMICAL U.S.A. INC., IHARA CONSTRUCTION INDUSTRY CO., LTD., I.C.K. CO., LTD., K-I CHEMICAL EUROPE S.A., and SHANGHAI QUNLI CHEMICAL CO., LTD.
The impact of the affiliates not subject to the equity method (K.I Information System Co., Ltd. and two other companies) on net income or loss (amount corresponding to holdings), retained earnings (amount corresponding to holdings), etc., is negligible, and neither is material as a whole.

3.	Matters concerning fiscal year, etc. of consolidated subsidiaries
The closing date of consolidated subsidiaries coincides with the closing date for consolidation.

4.	Matters concerning accounting policies
(1)	Standards and methods for valuation of important assets
1)	Marketable securities
Other marketable securities
-	Marketable securities with fair value
Stated at fair value based on the market price, etc., on the balance sheet date (valuation difference is reported as a component of net assets. The cost of sales is calculated using the moving average method.)
-	Marketable securities without fair value
Stated at cost using the moving-average method
2)	Inventories
Mainly stated at cost using the periodic average method (Figures shown in the balance sheet have been calculated by writing them down based on decline in profitability.)

(2)	Depreciation or amortization method for important depreciable or amortizable assets
1)    Property, plant and equipment
The declining-balance method is applied. However, the straight-line method is applied for buildings, except for facilities attached to buildings, acquired on or after April 1, 1998, and facilities attached to buildings and structures acquired on or after April 1, 2016. Additionally, useful lives and residual values are based on standards identical to methods stipulated in the Corporation Tax Act.
2)    Intangible assets
The straight-line method is applied. Additionally, useful lives are based on standards identical to methods stipulated in the Corporation Tax Act. Software for internal use is amortized over the estimated internal useful life (five years).

(3)	Important standards of accounting for reserves
1) Allowance for doubtful receivables
Allowance for doubtful receivables is provided based on the historical write-off rate for ordinary receivables, and the estimated amount of irrecoverable debt based on recoverability of individual cases for specified receivables such as doubtful accounts.
2)    Accrued bonuses to employees
The Company provides reserve for bonuses for employees based on the amount borne during the consolidated fiscal year under review for the expected amount of bonuses to be paid.
3)    Accrued retirement benefits to directors and corporate auditors
To prepare for the payment of retirement benefits to directors and corporate auditors, the Company records amounts to be paid as of the end of the consolidated fiscal year under review, based on internal regulations.

(4)	Accounting treatment of retirement benefits
1)     Method of attributing the estimated benefit obligation to periods
 Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to the period up until the end of the consolidated fiscal year under review on a benefit formula basis.
            2)     Amortization method of actuarial differences and past service costs
Actuarial differences are treated as expenses from the consolidated fiscal year following accrual under the declining balance method for a certain number of years (10 years) within the average number of years of service remaining for employees at the time of accrual for each consolidated fiscal year.
 Past service costs are processed collectively in the accrued year.

(5)	Significant hedge accounting method
1)	Hedge accounting method
Hedging of foreign exchange risk is made via allocation treatment.

2)          Hedging instruments and hedged items
Hedging instruments:     Forward exchange contracts
Hedged items:	Foreign currency denominated monetary receivables and payables
3)	Hedging policy
Foreign exchange fluctuation risk is hedged in accordance with the Company’s internal regulations. (Additionally, regarding foreign exchange fluctuation risk for claims and liabilities denominated in foreign currencies for import and export transactions, the Company’s primary source of risk, these are hedged 100% in principle.)
4)	Assessment of hedge effectiveness
Contracts are only made for hedging methods that meet hedging requirements, and hedge effectiveness is ensured.

(6)	Accounting treatment of consumption taxes, etc.
The tax exclusion method is applied.

Changes in Accounting Procedures
(Application of accounting standard for business combinations)
Effective from the fiscal year ended October 31, 2016, the Company has adopted the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 of September 13, 2013; hereafter the “Business Combinations Accounting Standard”)”, the “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 of September 13, 2013; hereafter the “Consolidation Accounting Standard”)”, the “Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7 of September 13, 2013; hereafter the “Business Divestitures Accounting Standard”)” and other standards. Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which the Company continues to control as additional paid-in capital, and business acquisition costs as expenses for the fiscal year in which they occurred. Additionally, the method has been changed such that for business combinations that occur on or after the beginning of the fiscal year under review, in cases where revisions to the distribution amount of the acquisition costs resulting from finalization of provisional accounting treatment are conducted during the fiscal year following the year of the business combination taken place, the amount of the effect will be categorized and displayed in the beginning balance of the fiscal year during which the revision took place, and the beginning balance after application of the amount of the effect will be displayed. In addition, the changes in the presentation of net income and the changes in the presentation from minority interests to non-controlling interests have been implemented.
The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatments stated in Article 58-2 (4) of the Business Combinations Accounting Standard, Article 44-5 (4) of the Consolidation Accounting Standard and Article 57-4 (4) of the Business Divestitures Accounting Standard prospectively from the beginning of the fiscal year ended October 31, 2016.
There is no impact on consolidated financial statements or per share information in the fiscal year ended October 31, 2016.

(Application of the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016)
Pursuant to an amendment in the Corporation Tax Act, the Company has applied the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016 (Practical Issue Task Force (PITF) No. 32 of June 17, 2016) from the fiscal year ended October 31, 2016. Accordingly, the Company changed the depreciation method for facilities attached to buildings and structures acquired on and after April 1, 2016 from the declining-balance method to the straight-line method.
The effect of this change to the consolidated financial statements for the fiscal year ended October 31, 2016 is immaterial.

Changes in the Method of Presentation
(Consolidated Balance Sheets)
“Advances received,” which were included in “other current assets” in the previous fiscal year, are presented separately from the fiscal year under review due to its increased importance. “Advances received” in the previous fiscal year were 153 million yen.

Additional Information
(Accounting Treatment Regarding Employee Stock Ownership Plan (ESOP) Trust)
Via resolution of a meeting of the Board of Directors held on March 12, 2014, the Company introduced the “Employee Stock Ownership Plan (ESOP) Trust” (the “System”) employee incentive plan by utilizing the “Ihara Chemical Industry Group Employee Shareholder Association” (the “Shareholder Association”) for improving corporate value over the medium- to long-term.

1)
Objective of Introduction
As a facet of company benefits, the System seeks to promote stable asset creation by employees of the Company and the Company’s Group companies (the “Group Employees”) and increase morale and raise motivation for Group Employees to participate in company management, and aims to improve the Company’s corporate value as a result.

2)
Summary of the System
The System establishes a trust with beneficiaries set by the Company as those who satisfy certain requirements from among employees who are members of the Shareholder Association (the “Trust”), and the Trust acquires the number of shares of the Company projected to be acquired by the Shareholder Association in the following three years by utilizing funds procured from borrowings. Additionally, the Company provides compensation for said borrowings made by the Trust. Subsequent to introduction of the System, the acquisition of shares of the Company by the Shareholder Association shall be made via the Trust. Through the acquisition of shares of the Company by the Shareholder Association, if gains from sales are accumulated in the Trust, these shall be used as residual assets to be distributed to Group Employees who satisfy beneficiary requirements. Meanwhile, if the Trust cannot fully repay its debts due to a decline in the stock price, the Company shall repay remaining debts to creditor banks. At that time, Group Employees who are members of the Shareholder Association shall not bear said responsibility.

3)
Company Stock Remaining in the Trust
Stock of the Company remaining in the trust is recorded as treasury stock in net assets based on book values in the trust (excluding amounts for related expenses). As of the end of the consolidated fiscal year under review, the book value and the number of shares of said treasury stock was 81 million yen and 98 thousand shares, respectively.

4)	Book Value of Borrowings Recorded Based on Application of the Total Amount Method 68 million yen as of the end of the consolidated fiscal year under review.

(Revision of amount of deferred tax assets and deferred tax liabilities due to change in tax rates such as income tax rate)
As “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15 of 2016) and “Act for Partial Amendment of the Local Tax Act, etc.” (Act No. 13 of 2016) were enacted by the Diet on March 29, 2016, and a reduction, etc., in the corporate tax rate, etc., was enacted from the fiscal year beginning on and after April 1, 2016. Along with this change, the effective statutory tax rate used to measure deferred tax assets and liabilities was changed from 31.6% to 30.2% for temporary differences expected to be eliminated in the fiscal year beginning on November 1, 2016 and on November 1, 2017, and to 30.0% for temporary differences expected to be eliminated in the fiscal year beginning on and after November 1, 2018.
As a result, deferred tax liabilities after offsetting deferred tax assets decreased by 78 million yen. Income taxes-deferred and unrealized gain on other securities increased by 42 million yen and 125 million yen, respectively. Remeasurements of defined benefit plans decreased by 4 million yen.

Notes to Consolidated Balance Sheets
Accumulated depreciation of property, plant and equipment	41,614 million yen

Notes to Consolidated Statements of Changes in Net Assets
1.	Class and total number of shares issued and class and number of shares of treasury stock

				(Thousands of shares)
Class of shares	Number of shares at beginning of the consolidated fiscal year	Increase	Decrease	Number of shares at the end of the consolidated fiscal year
(Shares issued) Common stock	51,849	–	–	51,849
(Treasury stock) Common stock	5,947	1	17	5,932
(Notes)	1.	A breakdown of the increase is as follows.
		Increase due to purchase requests of shares of less than one unit:	1 thousand shares
	2.	A breakdown of the decrease is as follows.
		Decrease due to transfer of the Company’s stock to the Employee Stock Ownership Plan (ESOP) trust:
			17 thousand shares

Decrease due to additional purchase requests for shares of less than one unit:
0 thousand shares
3.	The number of shares of treasury stock as of October 31, 2016 includes 98 thousand shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust.

2.	Dividends
(1)	Dividend amount
Resolution	Class of stock	Total dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Annual General Meeting of Shareholders on January 26, 2016	Common stock	322	7	October 31, 2015	January 27, 2016
Meeting of the Board of Directors on June 8, 2016	Common stock	276	6	April 30, 2016	July 4, 2016

(Notes)	1.
The total dividends resolved at the Annual General Meeting of Shareholders on January 26, 2016 includes 0 million yen in dividends for shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust.

2.
The total dividends resolved at the meeting of the Board of Directors on June 8, 2016 includes 0 million yen in dividends for shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust.

(2)	Dividends whose record date is during the fiscal year under review, but whose effective date falls in the following fiscal year
Resolution	Class of stock	Total dividends (Millions of yen)	Dividend resource	Dividend per share (Yen)	Record date	Effective date
Annual General Meeting of Shareholders on January 24, 2017	Common stock	322	Retained earnings	7	October 31, 2016	January 25, 2017
(Note)
The total dividends resolved at the Annual General Meeting of Shareholders on January 24, 2017 includes 0 million yen in dividends for shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust.

Notes on Financial Instruments
1.	Status of Financial Instruments
The Group limits fund management to highly secure financial assets such as short-term deposits and marketable securities, and procures funds via borrowings from financial institutions such as banks. Trade notes and accounts receivable, which are operating receivables, are managed according to internal regulations with due date management and balance management made on a per-counterparty basis, and attempts to minimize risk are made by periodically ascertaining the creditworthiness of counterparties.
Investment securities are primarily stocks, and for listed stocks, fair values are ascertained on a quarterly basis.

Short-term bank loans are used for operating funds.
Long-term debt (including current portion of long-term debt) is composed of fund procurement for capital expenditure and borrowings for the Employee Stock Ownership Plan (ESOP) trust. Long-term debt includes variable-rate interest loans, and are subject to interest rate fluctuation risk.
Pursuant to internal regulations, derivative transactions are limited to foreign exchange contracts, are limited to a range based on risk that may occur due to actual demand, and are not utilized for speculative purposes.

2.	Fair Value, etc. of Financial Instruments
The amounts posted on the consolidated balance sheets, the fair values, and the differences thereof as of October 31, 2016 are as follows. Additionally, those for which fair values are extremely difficult to determine are not included in the following chart (see Note 2).

			(Millions of yen)
	Consolidated balance sheet amount (*)	Fair value (*)	Difference
(1) Cash and time deposits	11,420	11,420	–
(2) Trade notes and accounts receivable	10,541	10,541	–
(3) Marketable securities and investment securities
Other marketable securities	10,427	10,427	–
(4) Trade notes and accounts payable	(4,239)	(4,239)	–
(5) Short-term bank loans	(400)	(400)	–
(6) Long-term debt (including current portion of long-term debt)	(504)	(504)	0
(7) Derivative transactions	–	–	–
(*)	Those listed as liabilities are shown in parentheses ( ).
(Notes)	1.	Calculation method of the fair value of financial instruments and marketable securities and derivative transactions
(1) Cash and time deposits and (2) Trade notes and accounts receivable:
Since the settlement periods for the foregoing are short, the fair values thereof are essentially equal to the book values. Therefore, the corresponding book value is used as the fair value.
(3) Marketable securities and investment securities:
The share price on the exchange is used as the fair value.
(4) Trade notes and accounts payable and (5) Short-term bank loans:
Since the settlement periods for the foregoing are short, the fair values thereof are essentially equal to the book values. Therefore, the corresponding book value is used as the fair value.
(6) Long-term debt (including current portion of long-term debt):
Those with fixed interest rates are calculated based on the current value discounted by an assumed interest rate in the event that a similar new borrowing was made for the total amount of the principal and interest. Additionally, as the fair values of those with variable interest rates reflect market interest rates in a short period of time, they approximate their book values, and said book values are used.
(7) Derivative transactions:
As accounts receivable and accounts payable subject to hedging are treated as one, fair value of allocation treatment for foreign exchange contracts are shown as included in the fair values of said accounts receivable and accounts payable.

2.
Unlisted stocks (consolidated balance sheet amount of 22 million yen) and shares of non-consolidated subsidiaries and affiliates (consolidated balance sheet amount of 5,083 million yen) are not included in “(3) Marketable securities and investment securities,” since the identification of their fair values is deemed extremely difficult, due to the absence of market values and the inability to estimate future cash flows.

Notes on Real Estate for Rent, etc.
As the total amount of real estate for rent is insignificant, it is omitted.

Notes to Per Share Information
1. Net assets per share	1,027.84 yen
2. Net income per share	71.71 yen

(Note)
Shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust calculated through application of the total amount method are included in treasury stock eliminated from the total number of shares issued at the end of the period for the purposes of calculating net assets per share, and are included in treasury stock eliminated from the average number of shares during the period for the purposes of calculating net income per share.

Number of said treasury stock at the end of the period:	98 thousand shares
Average number of said treasury stock during the period:	106 thousand shares

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets
(As of October 31, 2016)

		(Millions of yen)
Description	Amount	Description	Amount
(Assets)		(Liabilities)
Current assets	28,392	Current liabilities	8,284
Cash and time deposits	7,330	Notes payable - trade	357
Notes receivable - trade	12	Accounts payable - trade	2,624
Accounts receivable - trade	7,584	Current portion of long-term debt	19
Marketable securities	200	Accounts payable - other	419
Merchandise and finished goods	10,358	Accrued expenses	9
Work in process	1,048	Accrued income taxes	370
Raw materials and supplies	1,215	Advances received	2,462
Deferred income taxes	372	Deposits received	24
Other current assets	268	Accrued bonuses to employees	268
		Notes payable-facilities	1,473
Fixed assets	22,149	Other current liabilities	254
Property, plant and equipment	7,575	Long-term liabilities	3,055
Buildings	1,486	Long-term debt	48
Structures	916	Provision for retirement benefits	689
Machinery and equipment	2,224	Accrued retirement benefits to directors and corporate auditors	115
Vehicles	4	Deferred income taxes	2,199
Tools, furniture and fixtures	315	Other long-term liabilities	2
Land	2,627	Total liabilities	11,339
		(Net assets)
Intangible assets	14	Shareholders’ equity	33,667
Software	11	Common stock	2,764
Telephone subscription right	3	Additional paid-in capital	5,817
		Legal capital surplus	5,147
Investments and other assets	14,559	Other capital surplus	670
Investment securities	9,267	Retained earnings	26,572
Shares of subsidiaries and affiliates	3,726	Legal retained earnings	691
Investments in capital of subsidiaries and affiliates	786	Other retained earnings	25,881
Long-term prepaid expenses	50	Reserve for research and development	3,030
Lease deposits	24	General reserve	11,060
Other assets	703	Retained earnings brought forward	11,791
		Treasury stock, at cost	(1,487)
		Valuation and translation adjustments	5,535
		Unrealized gain on other securities	5,535
		Total net assets	39,202
Total assets	50,542	Total liabilities and net assets	50,542
(Note) Figures presented are rounded down to the nearest million yen.

Non-Consolidated Statements of Income
(November 1, 2015 - October 31, 2016)

	(Millions of yen)
Description	Amount
Net sales		33,422
Cost of sales		26,862
Gross profits		6,560
Selling, general and administrative expenses		3,514
Operating income		3,045
Other income
Interest and dividend income	341
Rent income	45
Other	47	434
Other expenses
Interest expenses	3
Costs associated with idle portion of facilities	123
Other	10	137
Ordinary income		3,342
Extraordinary income
Gain on sales of fixed assets	315
Gain on sales of investment securities	206	522
Extraordinary loss
Loss on disposal of fixed assets	76	76
Income before income taxes		3,788
Income taxes-current	1,020
Income taxes-deferred	89	1,109
Net income		2,678
(Note) Figures presented are rounded down to the nearest million yen.

Non-Consolidated Statements of Changes in Net Assets
(November 1, 2015 - October 31, 2016)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Additional paid-in capital			Retained earnings
		Legal capital surplus	Other capital surplus	Total additional paid-in capital	Legal retained earnings	Other retained earnings			Total retained earnings
						Reserve for research and development	General reserve	Retained earnings brought forward
Balance as of November 1, 2015	2,764	5,147	670	5,817	691	3,030	11,060	9,712	24,493
Changes in items during the fiscal year
Cash dividends								(599)	(599)
Net income								2,678	2,678
Repurchase of treasury stock
Disposal of treasury stock			0	0
Assignment of treasury stock through trust
Net changes of items other than shareholders’ equity
Net changes during the period except for shareholders’ equity	–	–	0	0	–	–	–	2,079	2,079
Balance as of October 31, 2016	2,764	5,147	670	5,817	691	3,030	11,060	11,791	26,572

	Shareholders’ equity		Valuation and translation adjustments		Total net assets
	Treasury stock, at cost	Total shareholders’ equity	Unrealized gain (loss) on other securities	Total valuation and translation adjustments
Balance as of November 1, 2015	(1,500)	31,575	6,219	6,219	37,795
Changes in items during the fiscal year
Cash dividends		(599)			(599)
Net income		2,678			2,678
Repurchase of treasury stock	(1)	(1)			(1)
Disposal of treasury stock	0	0			0
Assignment of treasury stock through trust	14	14			14
Net changes of items other than shareholders’ equity			(684)	(684)	(684)
Net changes during the period except for shareholders’ equity	12	2,091	(684)	(684)	1,407
Balance as of October 31, 2016	(1,487)	33,667	5,535	5,535	39,202
(Note) Figures presented are rounded down to the nearest million yen.

Notes to Non-Consolidated Financial Statements

Notes to Significant Accounting Policies
1.	Standards and methods of valuation of assets
(1)	Marketable securities
1)	Stocks of subsidiaries and affiliates	Stated at cost using the moving-average method
2)	Other marketable securities
- Marketable securities with fair value
Stated at market based on the market price, etc., on the balance sheet date (valuation difference is reported as a component of net assets. The cost of sales is calculated using the moving average method.)
- Marketable securities without fair value
Stated at cost using the moving-average method
(2)	Inventories
Mainly stated at cost using the periodic average method (figures shown in the balance sheet have been calculated by writing them down based on decline in profitability.)

2.          Depreciation method for non-current assets
(1)	Property, plant and equipment
The declining-balance method is applied. However, the straight-line method is applied for buildings, except for facilities attached to buildings, acquired on or after April 1, 1998, and facilities attached to buildings and structures acquired on or after April 1, 2016. Additionally, useful lives and residual values are based on standards identical to methods stipulated in the Corporation Tax Act.
(2)	Intangible assets
The straight-line method is applied. Additionally, useful lives are based on standards identical to methods stipulated in the Corporation Tax Act. Software for internal use is amortized over the estimated internal useful life (five years).

3.	Standards of accounting for reserves
(1)	Allowance for doubtful receivables
Allowance for doubtful receivables is provided based on the historical write-off rate for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts.
(2)	Accrued bonuses to employees
The Company provides reserve for bonuses for employees based on the amount borne during the consolidated fiscal year under review for the expected amount of bonuses to be paid.
(3)	Provision for retirement benefits
To prepare for the payment of retirement benefits to employees, the Company records amounts designated to have occurred as of the end of the fiscal year under review based on estimated amounts of retirement benefit obligations and pension assets as of the end of the fiscal year under review.

1) Method of attributing the estimated benefit obligation to periods
Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to the period up until the end of the fiscal year under review on a benefit formula basis.
2) Amortization method of actuarial differences and past service costs
Actuarial differences are treated as expenses from the fiscal year following accrual under the declining balance method for a certain number of years (10 years) within the average number of years of service remaining for employees at the time of accrual for each fiscal year.
Past service costs are processed collectively in the accrued year.
The accounting treatment for unrecognized actuarial differences regarding retirement benefits differ from the accounting treatment for this item in the consolidated financial statements.
(4)	Accrued retirement benefits to directors and corporate auditors
To prepare for the payment of retirement benefits to directors and corporate auditors, the Company records amounts to be paid as of the end of the consolidated fiscal year under review, based on internal regulations.

4.	Hedge accounting method
(1)	Hedge accounting method
Hedging of foreign exchange risk is made via allocation treatment.
(2)	Hedging instruments and hedged items
1) Hedging instruments:	Forward exchange contracts
2) Hedged items:	Foreign currency denominated monetary receivables and payables
(3)	Hedging policy
Foreign exchange fluctuation risk is hedged in accordance with the Company’s internal regulations. (Additionally, regarding foreign exchange fluctuation risk for claims and liabilities denominated in foreign currencies for import and export transactions, the Company’s primary source of risk, these are hedged 100% in principle.)
(4)	Assessment of hedge effectiveness
Contracts are only made for hedging methods that meet hedging requirements, and hedge effectiveness is ensured.

5.	Accounting treatment of consumption taxes, etc.
The tax exclusion method is applied.

Changes in Accounting Procedures
(Application of the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016)
Pursuant to an amendment in the Corporation Tax Act, the Company has applied the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016 (Practical Issue Task Force (PITF) No. 32 of June 17, 2016) from the fiscal year ended October 31, 2016. Accordingly, the Company changed the depreciation method for facilities attached to buildings and structures acquired on and after April 1, 2016 from the declining-balance method to the straight-line method.
The effect of this change to the financial statements for the fiscal year ended October 31, 2016 is immaterial.

Additional Information
(Accounting Treatment Regarding Employee Stock Ownership Plan (ESOP) Trust)
Accounting treatment regarding the Employee Stock Ownership Plan (ESOP) trust is omitted as the content is identical to that shown in “Additional Information” in the Notes to the Consolidated Financial Statements.

Notes to Non-Consolidated Balance Sheets
1.	Accumulated depreciation of property, plant and equipment	22,427 million yen
2.	Monetary receivables from and payables to affiliates
	(1) Short-term monetary asset	4,385 million yen
	(2) Short-term monetary liability	1,367 million yen

Notes to Non-Consolidated Statements of Income
Transactions with affiliates
(1) Net sales	26,946 million yen
(2) Purchase of goods and selling, general and administrative expenses	3,255 million yen
(3) Transactions other than operating transactions	882 million yen

Notes to Non-Consolidated Statements of Changes in Net Assets
Class and number of shares of treasury stock

(Thousands of shares)
Class of shares	Number of shares at beginning of the fiscal year	Increase	Decrease	Number of shares at the end of the fiscal year
Common stock	5,841	1	17	5,825

(Notes)	1.	A breakdown of the increase is as follows.
		Increase due to purchase requests of shares of less than one unit:	1 thousand shares
	2.	A breakdown of the decrease is as follows.
Decrease due to transfer of the Company’s stock to the Employee Stock Ownership Plan (ESOP) trust:
17 thousand shares
Decrease due to additional purchase requests for shares of less than one unit:
0 thousand shares
	3.	The number of shares of treasury stock as of October 31, 2016 includes 98 thousand shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust.

Notes to Tax Effect Accounting
1.	Breakdown of major components of deferred tax assets and deferred tax liabilities
(Deferred tax assets)
Accrued bonuses to employees	81 million yen
Advance payments – trade	299 million yen
Inventories	19 million yen
Loss on valuation of securities	10 million yen
Provision for retirement benefits	133 million yen
Accrued retirement benefits to directors and corporate auditors	34 million yen
Accrued enterprise taxes	26 million yen
Accounts payable – other	12 million yen
Other	7 million yen
Deferred tax assets - Subtotal	554 million yen
Valuation allowance	(10) million yen
Deferred tax assets - Total	544 million yen
(Deferred tax liabilities)
Unrealized gain (loss) on other securities	(2,371) million yen
Deferred tax liabilities - Total	(2,371) million yen
Net deferred tax liabilities	(1,826) million yen

2.	Revision of amount of deferred tax assets and deferred tax liabilities due to change in tax rate such as income tax rate
As “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15 of 2016) and “Act for Partial Amendment of the Local Tax Act, etc.” (Act No. 13 of 2016) were enacted by the Diet on March 29, 2016, and a reduction, etc., in the corporate tax rate, etc., was enacted from the fiscal year beginning on and after April 1, 2016. Along with this change, the effective statutory tax rate used to measure deferred tax assets and liabilities was changed from 31.6% to 30.2% for temporary differences expected to be eliminated in the fiscal year beginning on November 1, 2016 and on November 1, 2017, and to 30.0% for temporary differences expected to be eliminated in the fiscal year beginning on and after November 1, 2018.
As a result, deferred tax liabilities after offsetting deferred tax assets decreased by 98 million yen. Income taxes-deferred and unrealized gain on other securities increased by 26 million yen and 124 million yen, respectively.

Notes to Transactions with Related Parties
1. Major institutional shareholders, etc.
Type	Name of company, etc.	Address	Capital or investment	Business	Ratio of voting rights, etc., held (or held of the Company)	Relationship with related party	Transaction details	Transaction amount	Description	Fiscal year-end balance
Entity holding the Company as affiliate	KUMIAI CHEMICAL INDUSTRY CO., LTD.	Taito-ku, Tokyo	4,534 million yen	Manufacturing and sales of agricultural chemicals	(Held of the Company) Directly holds 28.0% Indirectly holds 2.5%	Sales of agricultural chemical active ingredients, etc.	Sales (Note 1)	26,354 million yen	Accounts receivable Advances received	4,114 million yen 2,462 million yen
Transaction terms and policies regarding determination of transaction terms
(Notes)	1.	In consideration of market values and total costs, agreements are concluded upon negotiation on a per-period basis to determine transaction terms.
2.	Of the above amounts, the transaction amount does not include consumption taxes, etc., and the fiscal year-end balance includes consumption taxes, etc.

    2. Subsidiaries and affiliates, etc.
Type	Name of company, etc.	Address	Capital or investment	Business	Ratio of voting rights, etc., held (or held of the Company)	Relationship with related party	Transaction details	Transaction amount	Description	Fiscal year-end balance
Affiliate	IHARA CONSTRUCTION INDUSTRY CO., LTD.	Shimizu-ku, Shizuoka-shi, Shizuoka	461 million yen	General contractor	Directly holds 24.1% Indirectly holds 0.8%	Construction Outsourcing of construction	Purchase of fixed assets (Note 1)	516 million yen	Notes payable – facilities Accounts payable - facilities	350 million yen 1 million yen
Transaction terms and policies regarding determination of transaction terms
(Notes)	1.	In consideration of market values and total costs, agreements are concluded upon negotiation on a per-period basis to determine transaction terms.
2.	Of the above amounts, the transaction amount does not include consumption taxes, etc., and the fiscal year-end balance includes consumption taxes, etc.

Notes to Per Share Information
1. Net assets per share	851.78 yen
2. Net income per share	58.21 yen

(Note)
Shares of the Company’s stock owned by the Employee Stock Ownership Plan (ESOP) trust calculated through application of the total amount method are included in treasury stock eliminated from the total number of shares issued at the end of the period for the purposes of calculating net assets per share, and are included in treasury stock eliminated from the average number of shares during the period for the purposes of calculating net income per share.

Number of said treasury stock at the end of the period:	98 thousand shares
Average number of said treasury stock during the period:	106 thousand shares

Accounting Auditor’s Audit Report on the Consolidated Financial Statements (duplicated copy)

Independent Auditor’s Report
(English Translation)
December 8, 2016

To the Board of Directors
IHARA CHEMICAL INDUSTRY CO., LTD.

Fuyou Audit Corporation

Jun Suzuki, CPA
Engagement Partner
Takeshi Suzuki, CPA
Engagement Partner

We have audited, pursuant to Article 444, Paragraph 4 of the Companies Act, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of changes in net assets and the notes to the consolidated financial statements of IHARA CHEMICAL INDUSTRY CO., LTD. (hereinafter referred to as the “Company”) for the fiscal year from November 1, 2015 to October 31, 2016.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of consolidated financial statements in accordance with accounting standards generally accepted in Japan. This responsibility includes designing and operating internal controls, which management considers necessary for the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, from an independent viewpoint. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit according to such plan to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected and applied depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. Although the purpose of the audit is not expressly to express an opinion on the effectiveness of the entity’s internal control, in making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IHARA CHEMICAL INDUSTRY CO., LTD. and its consolidated subsidiaries as of October 31, 2016 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Relationship of Interest

We have no interests in or relationships with the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.
____________________
Notice to Readers:
The original consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of changes in net assets and the notes to the consolidated financial statements, are written in Japanese.

Accounting Auditor’s Audit Report on the Non-Consolidated Financial Statements (duplicated copy)

Independent Auditor’s Report
(English Translation)
December 8, 2016
To the Board of Directors
IHARA CHEMICAL INDUSTRY CO., LTD.

Fuyou Audit Corporation

Jun Suzuki, CPA
Engagement Partner
Takeshi Suzuki, CPA
Engagement Partner

We have audited, pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, the non-consolidated financial statements, which consist of the non-consolidated balance sheets, the non-consolidated statements of income, the non-consolidated statements of changes in net assets, the notes to the non-consolidated financial statements and the accompanying supplementary schedules of IHARA CHEMICAL INDUSTRY CO., LTD. (hereinafter referred to as the “Company”) for the 52nd term from November 1, 2015 to October 31, 2016.

Management’s Responsibility for Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of non-consolidated financial statements and the accompanying supplemental schedules in accordance with accounting standards generally accepted in Japan. This responsibility includes designing and operating internal controls, which management considers necessary for the preparation and fair presentation of non-consolidated financial statements and accompanying supplemental schedules that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the accompanying supplemental schedules from an independent viewpoint, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit according to such plan to obtain reasonable assurance about whether the non-consolidated financial statements and the accompanying supplemental schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the accompanying supplemental schedules. The procedures selected and applied depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Opinion

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2016 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

Relationship of Interest

We have no interests in or relationships with the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.
____________________
Notice to Readers:
The original non-consolidated financial statements, which consist of the non-consolidated balance sheets, the non-consolidated statements of income, the non-consolidated statements of changes in net assets, the notes to the non-consolidated financial statements and the accompanying supplementary schedules, are written in Japanese.

Council of Corporate Auditors’ Audit Report (duplicated copy)

Audit Report

(English Translation)

Regarding the performance of duties by the Directors for the 52nd term from November 1, 2015 to October 31, 2016, the Council of Corporate Auditors hereby submits its audit report, which has been prepared upon careful consideration based on the audit report prepared by each Corporate Auditor.

1.	Summary of Auditing Methods by the Corporate Auditors and Council of Corporate Auditors

(1)
The Council of Corporate Auditors established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding his or her audits and results thereof, as well as received reports from the Directors, other relevant personnel and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)
Each Corporate Auditor complied with the auditing standards of the Corporate Auditors established by the Council of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with Directors, the internal audit division, staff and any other relevant personnel, and made efforts to prepare the environment for information collection and audit, as well as conducted the audit through the methods described below.

1)
We participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, staff and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important management decision documents and associated information, and studied the operations and financial positions at the headquarters, factories, research institutes, and principal business offices. With respect to subsidiaries, the Senior Corporate Auditor communicated with, and collected information from, Directors and Corporate Auditors of subsidiaries as well as received reports from subsidiaries on their business as necessary.

2)
In addition, with respect to the system for ensuring that the performance of duties by the Directors as stated in the Business Report conforms to the related laws and regulations and Articles of Incorporation, and the contents of the resolutions of the Board of Directors regarding preparation of the system to ensure the properness of operations of a group of enterprises consisting of a stock company and its subsidiaries as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Companies Act and such other system prepared based on such resolutions (internal control systems), we received reports from Directors, internal audit division and other relevant personnel regarding the development and the operation of the system, requested explanations as needed and expressed opinions.

3)
Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the system for ensuring that duties are performed properly” (matters set forth in each Item of Article 131 of the Ordinance for Corporate Accounting) had been prepared in accordance with the Quality Management Standards Regarding Audits (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the Business Report and the accompanying supplementary schedules, the non-consolidated financial statements (non-consolidated balance sheets, non-consolidated statements of income, non-consolidated statements of changes in net assets, and notes to the non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets and notes to the consolidated financial statements) related to the relevant fiscal year.

2.	Results of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents
1)
In our opinion, the business report and the accompanying supplementary schedules are in accordance with the related laws and regulations, and Articles of Incorporation, and fairly represent the Company’s condition.

2)
We have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation, related to performance of duties by the Directors.

3)
In our opinion, the contents of the resolutions of the Board of Directors related to the internal control systems are fair and reasonable. In addition, work is made to continuously enrich the operation of such internal control systems, and we have found no matters of note regarding the description in the Business Report and the performance of duties by the Directors.

(2)	Results of Audit of Non-Consolidated Financial Statements and Accompanying Supplementary Schedules
In our opinion, the methods and results employed and rendered by Fuyou Audit Corporation are fair and reasonable.

(3)	Results of Audit of Consolidated Financial Statements
In our opinion, the methods and results employed and rendered by Fuyou Audit Corporation are fair and reasonable.

December 15, 2016

Council of Corporate Auditors, IHARA CHEMICAL INDUSTRY CO., LTD.

Senior Corporate Auditor	Haruki Maruyama
Outside Corporate Auditor	Kenji Sugiyama
Outside Corporate Auditor	Hiroshi Shirotsuka

Shareholder Information

Fiscal Year:	From November 1 of each year through October 31 of the following year
Annual General Meeting of Shareholders:	January of each year
Record Date:	Annual General Meeting of Shareholders and year-end dividends October 31 of each year If required for other reasons, the date set forth in advance via public notice
Method of Public Notice:	Electronic public notice. It shall be posted on the Company’s website. (http://www.iharachem.co.jp)
Stock Transfer Agent and Account Management Institution for Special Accounts:	4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agent, Handling Office:	4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan Stock Transfer Agency Business Planning Department Sumitomo Mitsui Trust Bank, Limited
(Mailing Address)	8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan Stock Transfer Agency Business Planning Department Sumitomo Mitsui Trust Bank, Limited
(Telephone Inquiries)	[Toll free within Japan] 0120-782-031
(Website URL)	http://www.smtb.jp/personal/agency/index.html

IHARA CHEMICAL INDUSTRY CO., LTD.
Website URL: http://www.iharachem.co.jp/

Attached Document 4

(Appendix of the Reference Materials for the General Meeting of Shareholders)

Content of the Financial Statements and Other Materials of

KUMIAI CHEMICAL INDUSTRY CO., LTD.

for the Latest Fiscal Year

IHARA CHEMICAL INDUSTRY CO., LTD.

(Appendix)
Business Report for the 68th Term
(November 1, 2015 - October 31, 2016)

I.	Overview of the Corporate Group

(1)	Business Progress and Results
During the fiscal year ended October 31, 2016, corporate earnings were favorable during the first half in against a backdrop of lower crude oil prices, and the Japanese economy was on a moderate recovery trend. Although the moderate recovery trend appeared to continue during the second half, the outlook is unclear due to factors such as a deceleration in economies in emerging markets, in addition to the economic direction of the United States and the issue of the United Kingdom’s exit from the EU.
As regards agriculture, “Promote proactive agriculture, forestry and fishery, as well as reinforce export” was defined as a priority theme under the 10 strategic public-private joint projects, a key measure of the Japan Revitalization Strategy 2016, which seeks to promote turning the agriculture, forestry, and fishery industries into a growth sector and maintain and develop them as key industries, and progress is being made in the development of various measures. Additionally, to enable efficient acquisition of skills by the next generation of persons in the agricultural field, there was a trend toward the promotion of so-called smart agriculture, which seeks to implement IT and automation in the agriculture industry, and a new wave toward the growth of the agriculture industry.
Under such circumstances, in order to achieve its important policies such as maintaining sustainable growth and strengthening its corporate structure, the Group worked toward establishing a management foundation, improving profitability, and reducing costs. Additionally, in Japan, the Group worked to expand recognition and sales primarily of its internally-developed products based on marketing strategies, and overseas, worked to further expand the overseas business through cooperation with overseas bases.
As a result, net sales for the fiscal year ended October 31, 2016 were 62,549 million yen, up 1,425 million yen (2.3%) from the previous fiscal year. In profits, due to circumstances such as a stronger yen in the foreign exchange market and an increase in selling, general and administrative expenses such as trial and research expenses, operating income was 2,267 million yen, down 1,456 million yen (39.1%) from the previous fiscal year. Due to the effects of making IHARA CHEMICAL INDUSTRY CO., LTD. an equity-method affiliate at the end of the fiscal year ended October 31, 2015, equity in earnings affiliates temporarily increased, and foreign exchange losses also had an effect during the fiscal year ended October 31, 2016, resulting in ordinary income of 4,478 million yen, down 3,586 million yen (44.5%) from the previous fiscal year. Net income attributable to owners of parent was 3,423 million yen, down 3,141 million yen (47.9%) from the previous fiscal year due to factors such as the recording of extraordinary income during the fiscal year ended October 31, 2015.

An overview of each segment is as follows.

(Millions of yen unless otherwise stated)
Segment	The 67th term ended October 31, 2015		The 68th term ended October 31, 2016		Year-on year change
	Net sales	Composition ratio (%)	Net sales	Composition ratio (%)	Amount	Rate of change (%)
Chemical products	56,747	92.8	58,167	93.0	1,420	2.5
Lease	231	0.4	231	0.4	0	0.0
Others	4,146	6.8	4,151	6.6	5	0.1
Total	61,124	100.0	62,549	100.0	1,425	2.3

[Chemical products segment]
In the farmland sector of the Japan sales division, although sales of the new “Fenoxasulfone” herbicide for rice paddies increased, sales of existing mainstay herbicides for rice paddies such as “Pyrimisulfan” and “Top Gun” decreased, causing overall sales of herbicides for rice paddies to decrease year-on-year. However, as sales of the “Isotianil” boxed treatment agent for rice paddies were strong, sales were higher year-on-year. In the gardening sector, the “Propose” fungicide performed favorably due to the emergence of diseases, but due to the effects of inventory adjustments in other existing agents including insecticides, sales decreased year-on-year.
Sales of non-farmland agents and consigned processing decreased year-on-year due to factors such as inventory adjustments.
In the overseas sales division, sales of the “Axeev” herbicide for fields increased in the United States. Additionally, demand grew favorably for the “Saturn” herbicide in wetland rice cultivation regions of the United States for its use as a countermeasure against resistant weeds. As a result, overseas sales were higher year-on-year.
As a result, net sales were 58,167 million yen, up 1,420 million yen (2.5%) from the previous fiscal year. Operating income was 2,566 million yen, down 1,302 million yen (33.7%) from the previous fiscal year.

[Lease segment]
The Group continued to work toward effective utilization of the assets it held. Net sales of leasing business for the fiscal year ended October 31, 2016 were 231 million yen (net sales including inter-segment sales were 419 million yen), up 0 million yen (0.0%) from the previous fiscal year. Operating income was 261 million yen, up 3 million yen (1.1%) from the previous fiscal year.

[Others]
In the distribution business, as a harsh business environment persists, despite efforts to capture new customers, the effects of a decline in shipments for general chemicals were significant, causing both sales and profits to decrease year-on-year. In the printing business, as a result of focusing on the two pillars of “securing sales,” which incorporates proposal-based sales to meet the needs of customers and seeks out new customers, and “reducing expenses,” which seeks efficient production and the reduction of materials expenses, both sales and profits were higher year-on-year.
Energy distribution revenue from mega solar projects, etc., was higher year-on-year in both sales and profits, owing to favorable weather conditions.
Net sales, which combines the above with the information services business and the environmental chemical, etc., measurement business, were 4,151 million yen, up 5 million yen (0.1%) from the previous fiscal year. Operating income was 226 million yen, down 61 million yen (21.2%) from the previous fiscal year.

(2)	Capital Investments
The Group made capital investments in the total amount of 1,035 million yen for the fiscal year ended October 31, 2016. Furthermore, there was no specific primary capital investment of note.

(3)	Financing
During the fiscal year ended October 31, 2016, the Group did not conduct any extraordinary fund procurement via the issuance of bonds or onerous capital increases, etc.

(4)	Issues to be Addressed
The Group moves forward with its business activities under the basic principle of “Accurately assessing changes in society to solve issues through clear judgments and swift decision-making, achieving sustainable growth, and working to become a perpetual company that can remain standing amid a harsh competitive environment.”
In the Japan sales division of the chemical products segment, with the intent of maintaining sustainable growth, the Group will swiftly respond to vastly-changing agricultural trends by implementing selection and concentration in its product lineup based on marketing strategies.

In the herbicides for rice paddies sector, the Group will work to improve market share through proliferation of its new “Yabusame,” “Kusabi,” and “Benkei” agents, and aiming to maintain and expand sales of existing “Top Gun,” “Gun-Gun,” and “Naginata” agents. In boxed treatment agents for rice paddies, efforts will be made to increase proliferation and expand sales, with emphasis placed on products such as the “Isotianil” and “Cyazypyr” agents. In the fungicides for gardening sector, the Group will work toward further sales expansion of existing mainstay agents “Fantasista” and “Benthiavalicarb,” while in the insecticides for gardening sector, efforts will be made to increase proliferation and expand sales of agents such as “Cyazypyr” and “Supracide.” Furthermore, focus will continue to be placed on increasing proliferation and expanding sales of products featuring proprietary technologies, including bean-type agents and microbial pesticides.
In addition to the above, efforts will be made to establish strategies for early market introduction of new agents and to establish foundations for proliferation to lead to early sales expansion.
In the special sales division, by grasping market trends and accurately and swiftly responding to changes in the sales environment of customers for internally-manufactured progenitors, including those in the non-farmland sector, the Group will aim to grow profits through expanding sales of internally-manufactured progenitors. In addition, the Group will endeavor to expand consigned processing of agents including its proprietary active agents.
In the overseas sales division, while establishing an efficient sales and procurement structure though strengthening cooperation with overseas bases and sales companies, the overseas business will be expanded by accurately grasping the vastly-changing sales environment to formulate and implement responsive sales strategies. For the “Axeev” flagship product, the Group will promote market share increase in the soy and corn markets, and make preparations for increasing the number of registered countries and expanding its crop applications. For the mainstay product “NOMINEE,” efforts will be made to formulate and promote countermeasures against generic products in order to protect its existing market, and the Group will aim to maintain and expand sales.
In the lease segment, effective use of assets held will continue to be promoted.
In the others segment, the distribution business promoted aggressive sales activities such as expanding logistics of special materials, primarily dangerous substances, and cooperating and expanding with external business partners in an effort to secure sales and profits, while aiming to strengthen organizational capabilities and develop personnel who will be future leaders. In the printing business, while aiming to maintain and expand its presence with large accounts, the Group will secure sales from cultivation of new customers and dormant customers, alongside efficient sales activities. Additionally, efforts will continue to reduce costs and measures will be implemented toward further profitability improvement.
In production, the Group will aim to improve productivity and quality through establishing a production structure based on its mid- to long-term capital investment plan. Additionally, through continuous operational improvement through the PDCA cycle and aiming to improve awareness as a “division that generates profits,” the Group will work toward further reduction of production costs.
In research and development, by promoting continuous creation of pipeline progenitors in addition to development toward commercialization of pipeline progenitors both in Japan and overseas, the Group will aim to enrich its internally-manufactured progenitors. Additionally, in order to work toward expanding sales and strengthening product strength of internally-manufactured agents, efforts will be made via initiatives such as expanding applications of mainstay agents and accurate maintenance and management of internally-manufactured progenitors, products, and registration through information gathering of market trends, etc. Furthermore, by perfecting technologies fostered through creation of new progenitors and product development, focus will also be placed on the development of product categories utilizing proprietary technology that only the Group can provide.
While promoting the above business activities, the Group will aim to strengthen its corporate standing through increasing cost awareness and continuous measures toward reducing raw materials costs, and work to further develop and strengthen its personnel and organizations.
In social contribution activities, the Group will continue to be active under its vision of “a company’s reason for existence lies in social contribution.” In the “Acorn Project®,” which aims for the recovery of woodlands and greenery in the Tohoku region, saplings grown by the Company during 2016 were planted along the coast of Miyagi Prefecture. Additionally, during 2016 as well, the Company invited entries for the “Student Essay Contest,” which aims to contribute to agricultural education. Other various activities are being conducted on an ongoing basis.
Regarding the business integration between the Company and IHARA CHEMICAL INDUSTRY CO., LTD., various requisite procedures are moving forward regarding the business integration toward May 1, 2017, the planned effective date of the merger, assuming that approval is obtained for the merger agreement by the shareholder meetings of both companies. By concentrating the management resources of both companies and maximizing synergistic effects, this business integration will aim to create a company that can contribute not only to shareholders, but customers, employees, and other stakeholders.

The Company appreciates its shareholders for their continued support and guidance.

(5)	Assets and Income
(Millions of yen, unless otherwise stated)
Item	The 65th term ended October 31, 2013	The 66th term ended October 31, 2014	The 67th term ended October 31, 2015	The 68th term ended October 31, 2016
Net sales	49,283	55,360	61,124	62,549
Ordinary income	3,371	4,290	8,064	4,478
Net income attributable to owners of parent	2,384	3,051	6,563	3,423
Net income per share (Yen)	29.93	38.17	82.13	43.07
Total assets	67,888	70,277	85,089	83,608
Net assets	48,601	49,668	56,787	57,264
(Note)	Figures presented are rounded off to the nearest million yen.

(6)	Significant Subsidiaries (as of October 31, 2016)
Company name	Capital	Ratio of voting rights	Principal business
ONOMICHI KUMIKA INDUSTRY CO., LTD.	100 million yen	100.0%	Manufacturing and sale of agricultural chemicals, etc.
Eco Pro Research Co., Ltd.	45 million yen	77.8%	Environmental chemical, etc., measurement business
KUMIKA LOGISTICS CO., LTD.	62 million yen	52.9%	Transport and warehousing business
K-I Information System Co., Ltd.	50 million yen	50.0%	Information service business
Nihon Insatsu Kogyo	88 million yen	48.5%	Manufacturing and sale of various printed materials, etc.
K-I Chemical U.S.A. Inc.	USD 2 million	50.0%	Import and export of agricultural chemicals, etc.
K-I Chemical Europe S.A./N.V.	EUR 700 thousand	50.0%	Import and export of agricultural chemicals, etc.
K-I Chemical do Brasil Ltda.	BRL 31 million	50.0%	Consignment business
(Note)	Consolidated subsidiaries comprise the above eight companies, as well as six equity-method affiliates.

(7)	Significant Business Combinations, etc.
On December 16, 2016, the Company and IHARA CHEMICAL INDUSTRY CO., LTD. entered into a merger agreement related to an absorption-type merger, whereby the Company is to be the surviving company and IHARA CHEMICAL INDUSTRY CO., LTD. is to be the absorbed company. The effective date for said merger is planned for May 1, 2017.

(8)	Principal Business (as of October 31, 2016)
Chemical products segment	Manufacturing, sale, import and export of agricultural chemicals, etc.
Lease segment	Real estate rental
Others
Power generation and energy distribution
Manufacturing and sale of various printed materials, etc.
Transport and warehousing business
Information service business
Environmental chemical, etc., measurement business

(9)	Principal Business Locations, Factories, and Research Institutes (as of October 31, 2016)
1) Head office of the Company
4-26, Ikenohata 1-chome, Taitoh-Ku, Tokyo, Japan
2) Business locations in Japan
Seven branches of the Company in Japan (Sapporo, Tohoku, Tokyo, Nagoya, Osaka, Shikoku and Kyushu)
Six branches of KUMIKA LOGISTICS CO., LTD. in Japan
3) Production bases in Japan
Kogota Factory of the Company (Misato-Cho, Miyagi), Tatsuno Factory of the Company (Tatsuno-Shi, Hyogo), ONOMICHI KUMIKA INDUSTRY CO., LTD. (Onomichi-Shi, Hiroshima) and Nihon Insatsu Kogyo (Suruga-Ku, Shizuoka-Shi)
4) Research institutes
Formulation Technology Research Institute of the Company (Shimizu-Ku, Shizuoka-Shi), Life Science Research Institute of the Company (Kikugawa-Shi, Shizuoka)
5) Locations outside of Japan
One business location of the Company (Thailand)
Kumika International Inc. (U.S.A.)
KUMIKA KOREA Co., Ltd.
K-I Chemical U.S.A. Inc.
K-I Chemical Europe S.A./N.V. (Belgium)
K-I Chemical do Brasil Ltda.

(10)	Employees (as of October 31, 2016)
1) Employees of the Group
Number of employees	Change from previous fiscal year-end
684	Increase of 32

2) Employees of the Company
Number of employees	Change from previous fiscal year-end	Average age	Average years of service
418	Increase of 28	38.8	13.9
(Note)	The above number of employees does not include the average number of temporary employees (re-hired part-time employees and contract employees).

(11)	Major creditors (as of October 31, 2016)
Creditor	Loans extended
The Norinchukin Bank	3,750 million yen
(Note)	The status of major creditors of the Company are shown as major creditors for the Group.

II.	Status of the Company (as of October 31, 2016)

(1)	Status of Shares
1) Total number of shares authorized to be issued	200,000,000 shares
2) Total number of shares outstanding	86,977,709 shares (including 6,739,847 shares of treasury stock)
3) Number of shareholders	7,344 persons (increase of 1,455 persons from the previous fiscal year-end)

4) Major shareholders (top ten)
Shareholder name	Number of shares held	Shareholding ratio
	Thousands of shares	%
NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)	26,527	33.06
Japan Deputy Director Services Bank, Ltd. (Trust Account)	4,421	5.51
J.P. MORGAN BANK LUXEMBOURG S.A. 380578	2,824	3.52
JA Shizuoka Keizairen	2,770	3.45
Suruga Bank Ltd.	2,609	3.25
The Norinchukin Bank	2,588	3.22
CGML PB CLIENT ACCOUNT/ COLLATERAL	2,400	2.99
Japan Deputy Director Services Bank, Ltd. (Trust Account 9)	1,898	2.36
IHARA CHEMICAL INDUSTRY CO., LTD.	1,508	1.88
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,083	1.34

(Notes)	1.	In the number of shares above, fractions below one thousand are omitted.
	2.	The Company holds 6,739,847 shares of treasury stock, and is excluded from the major shareholders above.
	3.	The Company’s treasury stock (6,739,847 shares) were excluded in the calculation of shareholding ratio.

(2)	Company Officers
1) Directors and Corporate Auditors
Position	Name	Responsibilities and significant concurrent positions
Representative Director Chairman	Takeo Otake	Supervision of businesses of group companies
Representative Director President	Yoshitomo Koike	Chief of R&D Division
Representative Director Senior Managing Director	Hiroyuki Kakinami	Chief of Overseas Sales Division
Managing Director	Masahiro Ojima	In charge of Special Sales Department and Production Materials Department
Managing Director	Makoto Takagi	In charge of administrative division, General Manager of General Affairs Department and General Manager of Secretariat Office
Director	Masanari Nakashima	Chief of Sales Division
Director	Takuro Shinohara	Deputy Chief of Overseas Sales Division
Director	Toshihiro Ambe	President, Kumika International Inc. President, K-I Chemical U.S.A. Inc.
Director	Tetsuo Amano	General Manager of Fertilizers and Agrochemicals Division, NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (ZEN-NOH)
Director	Hiromasa Sumiyoshi	Deputy General Manager of Agricultural Materials, Machinery & Facilities Division, ZEN-NOH
Director	Yukihiro Kamibayashi	Deputy General Manager of General Planning Division, ZEN-NOH
Director	Yoichi Maeda	General Manager of General Affairs Department, JA Shizuoka Keizairen
Director	Kanji Ikeda	Professor of the Faculty of Social Sciences, Hosei University Professor of the Graduate School of Public Policy and Social Governance, Hosei University
Full-time Corporate Auditor	Kazuyuki Izumisawa
Corporate Auditor	Shozo Kubo	General Manager of Planning Division of Agricultural Production & Sales, ZEN-NOH
Corporate Auditor	Atushi Kamano	General Manager of Planning & Management Department, JA Shizuoka Keizairen
Corporate Auditor	Gunji Takahashi
(Notes)	1.
Director, Mr. Kanji Ikeda, is an Outside Director as stipulated in Article 2, Item 15 of the Company Law. The Company has designated Mr. Kanji Ikeda as an Independent Officer provided for by the Tokyo Stock Exchange and has registered him at the aforementioned Exchange.

2.
Full-time Corporate Auditor, Mr. Kazuyuki Izumisawa, and Corporate Auditors, Messrs. Shozo Kubo and Atushi Kamano are Outside Corporate Auditors as stipulated in Article 2, Item 16 of the Company Law. The Company has designated Full-time Corporate Auditor, Mr. Kazuyuki Izumisawa, as an Independent Officer provided for by the Tokyo Stock Exchange and has registered him at the aforementioned Exchange.

3.
Messrs. Makoto Takagi, Takuro Shinohara, Yukihiro Kamibayashi and Kanji Ikeda were newly elected as Directors, and Messrs. Kazuyuki Izumisawa and Atushi Kamano were newly elected as Corporate Auditors at the 67th Annual General Meeting of Shareholders held on January 28, 2016 and assumed their respective positions.

4.	Director, Mr. Fumihito Fujimoto, has retired via resignation at the conclusion of the 67th Annual General Meeting of Shareholders held on January 28, 2016.
5.
Messrs. Isao Fujiwara and Tetsuhiro Maeda resigned from their office as Corporate Auditor upon the expiration of their terms at the conclusion of 67th Annual General Meeting of Shareholders held on January 28, 2016.

2) Total amount of compensation, etc. for Directors and Corporate Auditors
Director	11 persons	182 million yen
Corporate Auditor	5 persons	27 million yen
(Notes)	1.
Total amount of compensation, etc. of Directors and Corporate Auditors above includes the compensation for Outside Officers (one (1) Outside Director and four (4) Outside Corporate Auditors) of 28 million yen. Additionally, 0 million yen in compensation for Directors and Corporate Auditors for Directors and Corporate Auditors from subsidiaries is excluded.

	2.
Total amount of compensation, etc. of Directors and Corporate Auditors above includes provision for directors’ retirement benefits of 34 million yen (31 million yen for Directors and 3 million yen for Corporate Auditors) for the fiscal year ended October 31, 2016.

	3.	The amount of compensation above does not include the portion of employee salary paid to Directors concurrently serving as employees, which amounts to 34 million yen.
	4.	The number of Directors and Corporate Auditors above does not include the number of uncompensated Directors and Corporate Auditors.

(3)	Outside Officers
1) Relationship between significant concurrent positions and the Company
i.	Outside Directors
There is no material business relationship between Hosei University, where Director, Mr. Kanji Ikeda concurrently serves, and the Company.
ii.	Outside Corporate Auditors
The NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS, where Corporate Auditor, Mr. Shozo Kubo concurrently serves, is the top shareholder of the Company, and there are transactional relationships with the Company for the sale and purchase, etc., of agricultural chemicals. JA Shizuoka Keizairen, where Corporate Auditor Mr. Atushi Kamano concurrently serves, is a major shareholder of the Company, and there are transactional relationships with the Company for the sale and purchase, etc., of agricultural chemicals.

2) Main activities in the fiscal year ended October 31, 2016
i.	Outside Directors
Director, Mr. Kanji Ikeda, has participated in all five meetings of the Board of Directors since he assumed the current position on January 28, 2016, and has appropriately made inquiries and expressed opinions in order to clarify issues.
ii.	Outside Corporate Auditors
Full-time Corporate Auditor, Mr. Kazuyuki Izumisawa, has participated in all five meetings of the Board of Directors and all five meetings of the Board of Corporate Auditors since he assumed the current position on January 28, 2016, as well as participated in other important meetings in the Company, and conducts operational audits of business execution.
Corporate Auditor, Mr. Shozo Kubo, has participated in all seven meetings of the Board of Directors and all seven meetings of the Board of Corporate Auditors held during the fiscal year ended October 31, 2016, and has appropriately made inquiries and expressed opinions in order to clarify issues.
Corporate Auditor, Mr. Atushi Kamano, has participated in four meetings of the five meetings of the Board of Directors and four meetings of the five meetings of the Board of Corporate Auditors since he assumed the current position on January 28, 2016, and has appropriately made inquiries and expressed opinions in order to clarify issues.

(4)	Accounting Auditor
1)	Accounting Auditor’s name: Fuyou Audit Corporation

2)	Accounting Auditor’s compensation, etc., for the fiscal year ended October 31, 2016

i. Compensation, etc. as Accounting Auditor for the fiscal year ended October 31, 2016	30 million yen
ii. Cash and other profits payable by the Company or its consolidated subsidiaries to Accounting Auditor	30 million yen
(Notes)	1.
Under the audit agreement between the Company and its Accounting Auditor, compensation for audits pursuant to the Company Law and audits pursuant to Financial Instruments and Exchange Law are not separated, and otherwise cannot be separated. Consequently, the above amount reflects total compensation.

2.
Among significant subsidiaries of the Company, two consolidated subsidiaries have been audited (including laws and ordinances of foreign countries corresponding to the provisions of the Company Law or the Financial Instruments and Exchange Act) by audit corporations other than the Company’s Accounting Auditor.

3.
The Board of Corporate Auditors examines and considers the contents of the audit plan of the Accounting Auditor, and while evaluating the appropriateness and validity of the audit period based on the above, confirms items such as the status of audit progress during the previous fiscal year, and upon comparing and considering actual audit compensation in comparison to other companies, determined that the above compensation was appropriate.

3)	Policy regarding determination of termination or nonrenewal of appointment of Accounting Auditors
In the event that the Accounting Auditor is deemed to have met any of the grounds set forth in the Items of Article 340, Paragraph 1 of the Company Law and it is determined that there is no possibility of improvement, the Board of Corporate Auditors shall terminate the appointment of the Accounting Auditor subject to its unanimous consent.
In addition, aside from the above case, if the Accounting Auditor is in violation or infringement of laws and regulations such as the Company Law and the Certified Public Accountants Act, or if the Accounting Auditor be deemed unable to execute its duties properly from the viewpoints such as the audit quality, independence, or audit ability of the Accounting Auditor, the Board of Corporate Auditors shall determine the details of the proposal to terminate or not reappoint the Accounting Director and the Board of Directors shall submit the proposal to the General Meeting of Shareholders.

III System to Ensure Proper Business Execution and Operational Status of the System

A summary of the “System to ensure that the Directors execute their duties in compliance with the laws and regulations and the Articles of Incorporation and system to ensure proper business execution within the Group, consisting of the Company and its subsidiaries,” resolved at the Board of Directors of the Company, is as follows.

While establishing a system to swiftly respond to changes in the management environment, the Company recognizes that working to develop and enrich corporate management systems is an important issue in order to conform with laws and regulations and ethics, and improve management transparency.

1. System to Ensure Proper Business Execution

(1)	System to ensure that the Directors and employees execute their duties in compliance with the laws and regulations and the Articles of Incorporation
1)
A Compliance Management Office shall be established as a department to oversee the Compliance Committee, headed by the President, and compliance issues. The Compliance Committee shall deliberate on important compliance matters, and the Compliance Management Office shall work to develop and enrich the compliance structure.

2)
The “Kumiai Chemical Group Conduct Charter,” “Kumiai Chemical Code of Conduct,” “Kumiai Chemical Conduct Guidelines,” and “Kumiai Chemical Ethics Guidelines” shall be defined, and effort shall be made to thoroughly conform to corporate ethics and laws and regulations among Directors and employees.

3)	As a whistleblowing system, an Office Organization Line, Compliance Management Office Line, and External Attorney Line shall be established and operated.
4)
Corporate Auditors shall audit as to whether or not the business execution of Directors is in compliance with laws and regulations and the Articles of Incorporation and is being conducted in an appropriate manner.

(2)	System for storage and management of information related to the execution of duties of the Directors
1)
The storage and safekeeping of documents required for the business execution of Directors shall be conducted with properties such as the time limit for storage and the department in charge of storage and safekeeping shall be clearly defined depending upon the importance of the document.

2)	If any of the documents are requested to be viewed by Directors and Corporate Auditors, response shall be made immediately.

(3)	Regulations or any other systems for management of risk of loss
1)
In the event that management risk occurs at the Company or a Group company that may become a factor to significantly impede the achievement of corporate management objectives, appropriate management of risk, including in emergencies, shall be conducted via measures such as establishing a Risk Countermeasure Headquarters as required, based on internal regulations such as the Corporate Risk Management Regulations.

2)	At each factory, environmental risk management shall be conducted through the ISO14001 Environmental Management System.

(4)	System to ensure that the execution of duties of the Directors is efficient
1)
A medium-term management plan and annual management plan shall be formulated, and target management shall be conducted in order to achieve management plans. Divisions of authority and decision-making methods of Directors shall be clearly defined in order to achieve objectives.

2)
A “Board of Directors,” “Board of Full-time Officers” and “Management Council” shall be established as corporate management organizations. Outside Corporate Auditors shall also attend the “Board of Directors” from the viewpoint of strengthening the check functions for management, and shall state opinions as necessary.

3)
Based on internal regulations such as the Business Division Regulations and Divisional Approval Standard Specifications, the range of duty execution and responsibilities and authority shall be clearly defined.

(5)	System to ensure proper business execution within the Group, consisting of the Company and its subsidiaries
1)
Based on the Kumiai Chemical Group Corporate Basic Principles / Action Guidelines and Kumiai Chemical Group Conduct Charter, compliance promotion activities shall be implemented across the overall Group, awareness shall be raised across all Group companies regarding compliance to laws and regulations and corporate ethics, and efforts shall be made to engender regulatory activities.

2)
With the intent of comprehensive business growth as a group, basic items regarding management of Group companies shall be defined in regulations such as Affiliated Company Management Regulations, and operations shall be smoothed out and management appropriately conducted.

3)
The Compliance Management Office shall implement audits regarding overall operations of the Company and Group companies, and while conducting studies and providing advice, as an aspect of operational audits, monitor whether or not internal controls are precisely implemented and operated effectively.

4)	Corporate Auditors shall periodically conduct audits of Group companies, establish a Group Corporate Auditor Research Panel, and work to share information.
5)
In order to secure trustworthiness of financial reporting, a structure for internal systems regarding financial reporting, including Group companies, shall be constructed, the status of its maintenance and operation shall be continuously evaluated, and the appropriateness of financial reporting shall be secured.

6)	In principle, Directors or Corporate Auditors shall be seconded to Group companies, and the intentions of the Company shall be reflected in management.
7)	A system shall be established and operated for reports to be received by supervisory divisions from Directors, etc., of Group companies periodically and as necessary.
8)	In dealing with anti-social forces that endanger social order and safety, all relationships shall be cut off, and any means necessary shall be used toward the elimination of anti-social forces.

(6)
Matters related to the employees in the event that the Corporate Auditors request the appointment of employees to assist in their tasks and matters related to the independence of such employees from the Directors

1)
The Compliance Management Office shall become staff of Corporate Auditors, and assist the duties of Corporate Auditors via roles such as administrative operations of the Board of Corporate Auditors. Executing these duties shall be done under direction of the Corporate Auditors.

2)	Prior confirmation shall be made with Corporate Auditors regarding issues such as personnel transfers in the Corporate Management Office.

(7)	System to facilitate reporting to the Corporate Auditors by the Directors and employees and other systems for reports to Corporate Auditors
1)	Systems regarding reporting to Corporate Auditors shall be developed and operated as shown below.
a)	System to facilitate reporting to the Corporate Auditors by the Directors and employees
b)	System for persons receiving reports from Directors, etc., of Group companies to report to Corporate Auditors
2)	Corporate Auditors attend the meetings of the Board of Directors, Board of Full-time Officers and Management Council as well as participate in important committees and meetings, and receive reports.
3)	Corporate Auditors shall constantly exchange information with the Compliance Management Office and receive provision of internal audit documents.
4)	Corporate Auditors shall create annual plans and conduct audits of each division and office, etc.
5)	Corporate Auditors shall be the receivers of information provided through whistleblowing systems.
6)	Persons who make the above reports and statements shall not receive detrimental treatment on the grounds of such reporting.

(8)	Other systems to ensure that audits by the Corporate Auditors are effective
1)
During the execution of duties, while periodically exchanging opinions with Representative Directors and Corporate Auditors of subsidiaries, etc., Corporate Auditors shall actively exchange opinions and information with the Accounting Auditor in order to maintain close cooperation.

2)	Expenses incurred regarding the duties of Corporate Auditors shall be borne by the Company based on requests from the Corporate Auditors.

2. Summary of Operational Status of System to Ensure Proper Business Execution

The Company conducts development and operation of the systems listed in 1. above, implements continuous recognition and analysis of management risk at the Board of Directors, etc., and studies countermeasures. Through these actions, revisions to various internal regulations and operations are implemented as necessary, and the effectiveness of the internal control system is improved.
Additionally, systems are developed and operated to monitor risk regarding issues such as the status of business execution and compliance via Corporate Auditor audits and attendance at important internal meetings by Corporate Auditors, etc. Furthermore, the Compliance Management Office also examines whether or not daily operations are in violation of laws and regulations, the Articles of Incorporation, and internal regulations, etc., through the implementation of periodic internal audits.

Consolidated Financial Statements

Consolidated Balance Sheets
(As of October 31, 2016)

(Millions of yen)
Description	Amount	Description	Amount
(Assets)		(Liabilities)
Current assets	34,060	Current liabilities	17,521
Cash and deposits	5,789	Notes and accounts payable-trade	9,026
Notes and accounts receivable-trade	10,666	Short-term loan payable	5,570
Merchandise and finished products	8,967	Accounts payable-other	1,614
Work in process	3,195	Income taxes payable	98
Raw materials and supplies	1,442	Provision for bonuses	655
Deferred tax assets	681	Provision for losses related to consigned examinations	70
Other current assets	3,323	Other	488
Allowance for doubtful accounts	(3)	Long-term liabilities	8,822
Fixed assets	49,548	Long-term loan payable	4,250
Tangible fixed assets	12,878	Deferred tax liabilities	1,487
Buildings and structures	4,046	Provision for directors’ retirement benefits	330
Machinery and equipment	1,915	Net defined benefit liability	2,463
Land	6,418	Other	293
Other property, plants and equipment	499	Total liabilities	26,344
Intangible fixed assets	301	(Net assets)
Telephone subscription right	20	Shareholders’ equity	52,802
Other intangible fixed assets	281	Capital stock	4,534
Investments and other assets	36,369	Capital surplus	5,029
Investments in securities	35,413	Retained earnings	44,805
Deferred tax assets	304	Less treasury stocks, at cost	(1,566)
Net defined benefit asset	1	Valuation and translation adjustments	1,042
Other	651	Valuation differences on available-for-sale securities	3,407
		Foreign currency translation adjustments	(2,034)
		Remeasurements of defined benefit plans	(331)
		Non-controlling interests	3,419
		Total net assets	57,264
Total assets	83,608	Total liabilities and net assets	83,608
(Note) Figures presented are rounded off to the nearest million yen.

Consolidated Statements of Income
(November 1, 2015 - October 31, 2016)

(Millions of yen)
Description	Amount
Net sales		62,549
Cost of sales		50,180
Gross profit		12,369
Selling, general and administrative expenses		10,102
Operating income		2,267
Non-operating income
Interest and dividend income	260
Equity in earnings affiliates	2,222
Other non-operating income	151	2,634
Non-operating expenses
Interest expenses	49
Sales discounts	40
Foreign exchange losses	224
Other non-operating expenses	110	423
Ordinary income		4,478
Extraordinary income
Gain on sales of investment securities	1	1
Extraordinary loss
Loss on disposal of noncurrent assets	37
Transfer to provision for losses related to consigned examinations	70	107
Income before income taxes		4,372
Income taxes - current	665
Income taxes - deferred	109	775
Net income		3,597
Net income attributable to non-controlling interests		174
Net income attributable to owners of parent		3,423
(Note) Figures presented are rounded off to the nearest million yen.

Consolidated Statements of Changes in Net Assets
(November 1, 2015 - October 31, 2016)

	(Millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders’ equity
Balance as of November 1, 2015	4,534	5,033	42,024	(1,565)	50,026
Changes in items during the consolidated fiscal year
Dividends of surplus			(642)		(642)
Net income attributable to owners of parent			3,423		3,423
Repurchase of treasury stock				(1)	(1)
Purchase of shares of consolidated subsidiaries		(4)			(4)
Net changes of items other than shareholders’ equity
Total changes in items during the consolidated fiscal year	–	(4)	2,781	(1)	2,776
Balance as of October 31, 2016	4,534	5,029	44,805	(1,566)	52,802
(Millions of yen)
	Accumulated other comprehensive income				Non-controlling interests	Total net assets
	Valuation differences on available-for-sale securities	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of November 1, 2015	3,770	(89)	(307)	3,374	3,386	56,787
Changes in items during the consolidated fiscal year
Dividends of surplus						(642)
Net income attributable to owners of parent						3,423
Repurchase of treasury stock						(1)
Purchase of shares of consolidated subsidiaries						(4)
Net changes of items other than shareholders’ equity	(363)	(1,945)	(24)	(2,332)	33	(2,299)
Total changes in items during the consolidated fiscal year	(363)	(1,945)	(24)	(2,332)	33	477
Balance as of October 31, 2016	3,407	(2,034)	(331)	1,042	3,419	57,264
(Note) Figures presented are rounded off to the nearest million yen.

Notes to the Consolidated Financial Statements

The Basis for Preparation of Consolidated Financial Statements
1.	Scope of consolidation
(1) Number of consolidated subsidiaries	8
Names of consolidated subsidiaries
ONOMICHI KUMIKA INDUSTRY CO., LTD., Eco Pro Research Co., Ltd., KUMIKA LOGISTICS CO., LTD., K-I Information System Co., Ltd., Nihon Insatsu Kogyo, K-I Chemical U.S.A. Inc., K-I Chemical Europe S.A./N.V., and K-I Chemical do Brasil Ltda.

Names of non-consolidated subsidiaries	Kumika International Inc. and KUMIKA KOREA Co., Ltd.
Reason for excluding from the scope of consolidation
The non-consolidated subsidiaries are excluded from the scope of consolidation because they are small-scale companies and total assets, net sales, net income or loss (amount corresponding to holdings), retained earnings (amount corresponding to holdings), etc. of these companies do not have a material impact on the consolidated financial statements.

2.	Application of the equity method
(1) Number of non-consolidated subsidiaries subject to the equity method	Not applicable.
(2) Number of equity-method affiliates	6
Name of the principal equity-method affiliates	IHARA CHEMICAL INDUSTRY CO., LTD., RIKENGREEN CO., LTD., K.I Chemical Industry Co., Ltd., IHARABRAS S/A., and INDUSTRIAS QUIMICAS
(3) Name of the principal companies of the non-consolidated subsidiaries and affiliates not subject to the equity method	Kumika International Inc., KUMIKA KOREA Co., Ltd., and IharaDaiben Co., Ltd.
Reason for not applying the equity method
The non-consolidated subsidiaries and affiliates not subject to the equity method are excluded from application of the equity method because they do not have a material impact on the consolidated financial statements with respect to net income or loss (amount corresponding to holdings), retained earnings (amount corresponding to holdings), etc., and neither are material as a whole.

3.	Fiscal year, etc. of consolidated subsidiaries
Of consolidated subsidiaries, although the closing date of K-I Chemical do Brasil Ltda. is December 31, for preparation of consolidated financial statements, financial statements based on provisional settlements of accounts as of the consolidated closing date are used.

4.	Accounting policies
(1)	Standards and methods for valuation of important assets
1)	Securities
Held-to-maturity debt securities      Amortized cost method
Other securities
Securities with fair value
Stated at fair value based on the market price, etc., on the balance sheet date
(Valuation difference is reported as a component of net assets. The cost of sales is calculated using the moving average method.)
Securities without fair value
Stated at cost using the moving-average method

2)	Inventories
Mainly stated at cost using the periodic average method
(Carrying amount is written down based on decline in profitability.)

(2)	Depreciation or amortization method for important depreciable or amortizable assets
1)	Tangible fixed assets (excluding leased assets)
Mainly the declining-balance method is applied.
However, the straight-line method is applied for buildings, except for facilities attached to buildings, acquired on or after April 1, 1998, and facilities attached to buildings and structures acquired on or after April 1, 2016.
Useful lives are based on standards identical to methods stipulated in the Corporation Tax Act.
2)	Intangible fixed assets (excluding leased assets)
The straight-line method is applied.
Useful lives are based on standards identical to methods stipulated in the Corporation Tax Act.
However, software for internal use is amortized over the estimated internal useful life (five years).
3)	Leased assets (Finance leases that are not deemed to transfer the ownership of the leased assets to the lessee)
The straight-line method with no residual value is applied, with the lease term as useful life.

(3)	Important standards of accounting for reserves
1)	Allowance for doubtful accounts
Allowance for doubtful accounts is provided based on the historical write-off rate for ordinary receivables, and the estimated amount of irrecoverable debt based on recoverability of individual cases for doubtful accounts, etc.
2)	Provision for bonuses
The Company provides reserve for bonuses for employees based on the amount borne during the consolidated fiscal year under review for the expected amount of bonuses to be paid.
3)	Provision for directors’ retirement benefits
To prepare for the payment of retirement benefits to directors, the Company records amounts to be paid as of the end of the consolidated fiscal year under review, based on internal regulations.
4)	Provision for losses related to consigned examinations
Based on the consignment agreement with the National Research and Development Agency regarding the private practical application research promotion business, reasonable estimated payment amounts are recorded as of the end of the consolidated fiscal year under review.

(4)	Translation of significant foreign currency denominated assets and liabilities into Japanese yen
Foreign currency denominated monetary receivables and payables are translated into Japanese yen using the spot exchange rate on the consolidated closing date and the translation difference is charged or credited to income.
Assets and liabilities of overseas subsidiaries, etc. are translated into Japanese yen using the spot exchange rate on the consolidated closing date, and revenues and expenses are translated into Japanese yen based on average exchange rate during the fiscal year under review. The translation difference is included in foreign currency translation adjustments and non-controlling interests under net assets.

(5)	Other significant matters for the preparation of consolidated financial statements
1) Accounting treatment of retirement benefits
i.	Method of attributing the estimated benefit obligation to periods
Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to the period up until the consolidated fiscal year under review on a benefit formula basis.
ii.	Amortization method of actuarial differences
Actuarial differences are treated as expenses from the fiscal year following accrual under the straight-line method for a certain number of years (10 years) within the average number of years of service remaining for employees at the time of accrual for each fiscal year.
2)	Accounting treatment of consumption taxes, etc. Transactions subject to consumption taxes and local consumption taxes are recorded at amounts exclusive of consumption taxes.

Changes in Accounting Procedures
(Application of accounting standard for business combinations, etc.)
Effective from the fiscal year ended October 31, 2016, the Company has adopted the “Revised Accounting Standard for Business Combinations (the Accounting Standards Board of Japan (“ASBJ”) Statement No. 21 of September 13, 2013; hereafter the “Business Combinations Accounting Standard”)”, the “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 of September 13, 2013; hereafter the “Consolidation Accounting Standard”)”, the “Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7 of September 13, 2013; hereafter the “Business Divestitures Accounting Standard”)” and other standards. Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which the Company continues to control as capital surplus, and business acquisition costs as expenses for the fiscal year in which they occurred. Regarding business combinations implemented on or after November 1, 2015, the accounting method was changed to reflect adjustments to the allocation of acquisition cost due to finalization of provisional accounting treatment on the consolidated financial statements of the fiscal year in which the relevant business combinations occurred.. In addition, the changes in the presentation of net income and the changes in the presentation from minority interests to non-controlling interests have been implemented.
The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatments stated in Article 58-2 (4) of the Business Combinations Accounting Standard, Article 44-5 (4) of the Consolidation Accounting Standard and Article 57-4 (4) of the Business Divestitures Accounting Standard prospectively from the beginning of the fiscal year ended October 31, 2016.
The effect of this change to the consolidated financial statements for the fiscal year ended October 31, 2016 is immaterial.

(Change in depreciation method)
Pursuant to an amendment in the Corporation Tax Act, the Company has applied the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016 (Practical Issue Task Force (PITF) No. 32 of June 17, 2016) from the fiscal year ended October 31, 2016. Accordingly, the Company changed the depreciation method for facilities attached to buildings and structures acquired on and after April 1, 2016 from the declining-balance method to the straight-line method.
The effect of this change to the consolidated financial statements for the fiscal year ended October 31, 2016 is immaterial.

(Additional information)
Revision of amount of deferred tax assets and deferred tax liabilities due to change in tax rates such as income tax rate
As “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15 of 2016) and “Act for Partial Amendment of the Council Tax Act, etc.” (Act No. 13 of 2016) were enacted by the Diet on March 29, 2016, the effective statutory tax rate used to measure deferred tax assets and liabilities (however, limited to those that will be resolved on or after November 1, 2016) was changed from 32.26% to 30.86% for temporary differences expected to be recovered or paid during the period from November 1, 2016 to October 31, 2018, and to 30.62% for temporary differences expected to be recovered or paid on and after November 1, 2018.
The effect of this change is immaterial.

Notes to Consolidated Balance Sheets
1. Pledged assets
Assets pledged as collateral for loan payable of 3,890 million yen are as follows.
Land	712	million yen (carrying amount)
Buildings	339
Securities	234
Total	1,285

2. Accumulated depreciation of tangible fixed assets	20,163 million yen

Notes to Consolidated Statements of Changes in Net Assets

1.	Total number of issued shares of the Company as of October 31, 2016
Common stock	86,977,709 shares

2.	Dividends paid during the fiscal year ended October 31, 2016
Resolution	Class of stock	Total dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Annual General Meeting of Shareholders on January 28, 2016	Common stock	642	8	October 31, 2015	January 29, 2016

3.	Dividends to be paid after October 31, 2016
Resolution	Class of stock	Dividend resource	Total dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Annual General Meeting of Shareholders on January 27, 2017	Common stock	Retained earnings	642	8	October 31, 2016	January 30, 2017

Notes on Financial Instruments
1.	Status of Financial Instruments
The Group limited fund management primarily to highly safe financial instruments such as short-term deposits and securities.
Notes and accounts receivable-trade, which are operating receivables, are subject to credit risk. Regarding said risk, while conducting due date management and balance management on a per-counterparty basis, a management system is in place to ascertain the credit status of counterparties. Additionally, investment securities are primarily stocks, and factors such as fair values and the financial condition of the issuers are ascertained on a periodic basis.
Notes and accounts payable-trade, which are operating payables, are primarily composed of those with due dates within one year.
Derivative transactions are foreign exchange contract transactions with the objective of hedge transactions toward foreign exchange fluctuation risk regarding operating receivables and payables denominated in foreign currencies.
The fair value of financial instruments, aside from amounts based on market values, include those that are reasonably calculated if market values do not exist. As said value calculations include variable components, said values may fluctuate in the event that varying assumptions and conditions, etc., are employed.

2.	Fair Value, etc., of Financial Instruments

The amounts posted on the consolidated balance sheets, the fair values, and the differences thereof as of October 31, 2016 are as follows.

(Millions of yen)
	Consolidated balance sheet amount (*)	Fair value (*)	Difference
(6) Cash and deposits	5,789	5,789	–
(7) Notes and accounts receivable-trade	10,666	10,666	–
(8) Investments in securities
Held-to-maturity debt securities	360	365	5
Other securities	8,665	8,665	–
Shares of subsidiaries and affiliates	15,311	13,162	(2,149)
(9) Notes and accounts payable-trade	(9,026)	(9,026)	–
(10) Short-term loan payable	(5,570)	(5,570)	–
(6) Long-term loan payable	(4,250)	(4,256)	6
(7) Derivative transactions	–	–	–
(*) Those listed as liabilities are shown in parentheses ( ).
(Notes)	1.	Calculation method of the fair value of financial instruments and securities and derivative transactions
		(1)	Cash and deposits and (2) Notes and accounts receivable-trade:
Since the settlement periods for the foregoing are short, the fair values thereof are essentially equal to the book values. Therefore, the corresponding book value is used as the fair value.
		(3)	Investments in securities:

The price on the exchange or the price presented by a correspondent financial institution is used in the case of bonds, and the share price on the exchange is used as the fair value in the case of shares.

		(4)	Notes and accounts payable-trade and (5) Short-term loan payable:
Since the settlement periods for the foregoing are short, the fair values thereof are essentially equal to the book values. Therefore, the corresponding book value is used as the fair value.
		(6)	Long-term loan payable:

Fair values of long-term loan payable are calculated based on the method of discounting by an assumed interest rate in the event that a similar new borrowing was made for the total amount of the principal and interest.

		(7)	Derivative transactions:

As accounts receivable and accounts payable subject to hedging are treated as one, fair value of allocation treatment for foreign exchange contracts are shown as included in the fair values of said accounts receivable and accounts payable.

2.
Unlisted stocks (consolidated balance sheet amount of 11,077 million yen) are not included in “(3) Investments in securities,” since the identification of their fair values is deemed extremely difficult, due to the absence of market values and the inability to estimate future cash flows.

Notes on Real Estate for Rent
1. Status of real estate for rent
The Company has rental commercial facilities (including land), etc., for the purpose of receiving rental revenue, in Shizuoka Prefecture and other regions.
Rental profit or loss during the fiscal year ended October 31, 2016 for said real estate for rent was 261 million yen (rental revenue is recorded in net sales, rental expenses are recorded in cost of sales, and sales expenses are recorded in selling, general and administrative expenses).

2. Fair value of real estate for rent, etc.

(Millions of yen)
Consolidated balance sheet amount	Fair value
1,037	3,023

(Notes)	1.	Consolidated balance sheet amount equals the acquisition cost less accumulated depreciation.
2.
The fair value of major properties as at the end of the consolidated fiscal year under review is the amount based on a real estate appraisal conducted by an outside real estate appraiser, whereas the fair value of other properties is primarily calculated internally based on “Real Estate Appraisal Evaluation Standards” (including those for which adjustments have been made by employing indices, etc.).

Notes to Per Share Information
1. Net assets per share	677.53 yen
2. Net income per share	43.07 yen

Notes on Significant Subsequent Events
Not applicable.

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets
(As of October 31, 2016)

(Millions of yen)
Description	Amount	Description	Amount
(Assets)		(Liabilities)
Current assets	29,554	Current liabilities	16,464
Cash and deposits	2,643	Accounts payable-trade	8,320
Accounts receivable-trade	9,518	Short-term loan payable	5,400
Merchandise and finished products	8,904	Accounts payable-other	1,766
Work in process	3,143	Accrued expenses	232
Raw materials and supplies	1,421	Income taxes payable	48
Advance payments-trade	2,470	Provision for bonuses	508
Deferred tax assets	622	Provision for losses related to consigned examinations	70
Accounts receivable-other	379	Other current liabilities	121
Income taxes receivable	207	Long-term liabilities	7,993
Other current assets	246	Long-term loan payable	4,250
Fixed assets	37,011	Deferred tax liabilities	1,477
Tangible fixed assets	10,693	Provision for retirement benefits	1,881
Buildings	2,876	Provision for directors’ retirement benefits	124
Structures	414	Other long-term liabilities	262
Machinery and equipment	1,610	Total liabilities	24,458
Vehicles	12	(Net assets)
Tools, furniture and fixtures	234	Shareholders’ equity	38,511
Land	5,439	Capital stock	4,534
Leased assets	102	Capital surplus	5,035
Construction in progress	7	Legal capital surplus	4,832
Intangible fixed assets	282	Other capital surplus	203
Telephone subscription right	14	Retained earnings	30,372
Other intangible fixed assets	267	Legal retained earnings	1,134
Investments and other assets	26,036	Other retained earnings	29,238
Investments in securities	9,663	Reserve for research and development	4,440
Shares of subsidiaries and affiliates	14,931	Reserve for special depreciation	233
Investments in capital	4	Reserve for advanced depreciation of non-current assets	882
Investments in capital of subsidiaries and affiliates	786	General reserve	14,300
Insurance funds	391	Retained earnings brought forward	9,383
Other investments	261	Less treasury stocks, at cost	(1,430)
		Valuation and translation adjustments	3,596
		Valuation differences on available-for-sale securities	3,596
		Total net assets	42,107
Total assets	66,565	Total liabilities and net assets	66,565
(Note) Figures presented are rounded off to the nearest million yen.

Non-Consolidated Statements of Income
(November 1, 2015 - October 31, 2016)

(Millions of yen)
Description	Amount
Net sales		56,062
Cost of sales		44,734
Gross profit		11,328
Selling, general and administrative expenses		9,288
Operating income		2,040
Non-operating income
Interest income and dividend income	691
Other non-operating income	92	783
Non-operating expenses
Interest expenses	47
Sales discounts	40
Foreign exchange losses	408
Other non-operating expenses	60	556
Ordinary income		2,268
Extraordinary income
Gain on sales of investment securities	1	1
Extraordinary loss
Loss on disposal of noncurrent assets	32
Transfer to provision for losses related to consigned examination	70	102
Income before income taxes		2,166
Income taxes - current	473
Income taxes - deferred	105	578
Net income		1,588
(Note) Figures presented are rounded off to the nearest million yen.

Non-Consolidated Statements of Changes in Net Assets
(November 1, 2015 - October 31, 2016)

(Millions of yen)
	Shareholders’ equity							Valuation and translation adjustments		Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock, at cost	Total shareholders’ equity	Valuation differences on available-for-sale securities	Total valuation and translation adjustments
		Legal capital surplus	Other capital surplus	Legal retained earnings	Other retained earnings
Balance as of November 1, 2015	4,534	4,832	203	1,134	28,292	(1,429)	37,565	3,762	3,762	41,327
Changes in items during the period
Dividends of surplus					(642)		(642)			(642)
Net income					1,588		1,588			1,588
Repurchase of treasury stock						(1)	(1)			(1)
Net changes of items other than shareholders’ equity								(166)	(166)	(166)
Total changes of items during period	–	–	–	–	946	(1)	946	(166)	(166)	780
Balance as of October 31, 2016	4,534	4,832	203	1,134	29,238	(1,430)	38,511	3,596	3,596	42,107
(Note) Figures presented are rounded off to the nearest million yen.

Note: Breakdown of other retained earnings

(Millions of yen)
	Reserve for research and development	Reserve for special depreciation	Reserve for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward	Total
Balance as of November 1, 2015	4,440	285	886	14,300	8,381	28,292
Changes in items during the period
Dividends of surplus					(642)	(642)
Net income					1,588	1,588
Reversal of reserve for special depreciation		(57)			57	–
Reversal of reserve for advanced depreciation of non-current assets			(25)		25	–
Adjustment to reserve in line with change to tax rate		6	21		(27)	–
Total changes of items during period	–	(52)	(4)	–	1,002	946
Balance as of October 31, 2016	4,440	233	882	14,300	9,383	29,238

Notes to Non-Consolidated Financial Statements

[Significant Accounting Policies]
1.	Standards and methods of valuation of securities
(1)	Held-to-maturity debt securities Amortized cost method
(2)	Stocks of subsidiaries and affiliates Stated at cost using the periodic average method
(3)	Other securities
Securities with fair value
Stated at fair value based on the market price, etc., on the balance sheet date
(Valuation difference is reported as a component of net assets. The cost of sales is calculated using the moving average method.)
Securities without fair value
Stated at cost using the moving-average method

2.	Standards and methods of valuation of inventories
Stated at cost using the periodic average method
(Carrying amount is written down based on decline in profitability.)

3.	Depreciation method for non-current assets
(1)	Tangible fixed assets (excluding leased assets)
The declining-balance method is applied.
However, the straight-line method is applied for buildings, except for facilities attached to buildings, acquired on or after April 1, 1998, and facilities attached to buildings and structures acquired on or after April 1, 2016.
Useful lives are based on standards identical to methods stipulated in the Corporation Tax Act.
(2)	Intangible fixed assets (excluding leased assets)
The straight-line method is applied.
Useful lives are based on standards identical to methods stipulated in the Corporation Tax Act.
However, software for internal use is amortized over the estimated internal useful life (five years).
(3) Leased assets (Finance leases that are not deemed to transfer the ownership of the leased assets to the lessee)
The straight-line method with no residual value is applied, with the lease term as useful life.

4.	Standards of accounting for reserves
(1)	Allowance for doubtful accounts
Allowance for doubtful accounts is provided based on the historical write-off rate for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for doubtful accounts, etc.
(2) Provision for bonuses
The Company provides reserve for bonuses for employees based on the amount borne during the consolidated fiscal year under review for the expected amount of bonuses to be paid.

(3)	Provision for retirement benefits
Provision for retirement benefits is provided based on the retirement benefit obligation and plan assets as of the fiscal year-end.
Treatment methods for provision for retirement benefits and retirement benefit expenses are as shown below.
1) Method of attributing the estimated benefit obligation to periods
Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to the period up until the fiscal year under review on a benefit formula basis.
2) Amortization method of actuarial differences
Actuarial differences are treated as expenses from the fiscal year following accrual under the straight-line method for a certain number of years (10 years) within the average number of years of service remaining for employees at the time of accrual for each fiscal year.
(4)	Provision for directors’ retirement benefits
To prepare for the payment of retirement benefits to directors, the Company records amounts to be paid as of the end of the consolidated fiscal year under review, based on internal regulations.
(5)	Provision for losses related to consigned examinations
Based on the consignment agreement with the National Research and Development Agency regarding the private practical application research promotion business, reasonable payment estimates are recorded as of the end of the consolidated fiscal year under review.

5.
Translation of foreign currency denominated assets and liabilities into Japanese yen
Foreign currency denominated monetary receivables and payables are translated into Japanese yen using the spot exchange rate on the closing date of the fiscal year and the translation difference is charged or credited to income.

6.	Other significant matters for the preparation of consolidated financial statements
1)	Accounting treatment of retirement benefits Treatment for unrecognized actuarial differences on the non-consolidated balance sheet differs from that on the consolidated balance sheet.
2)	Accounting treatment of consumption taxes, etc. Transactions subject to consumption taxes and local consumption taxes are recorded at amounts exclusive of consumption taxes.

[Changes in Accounting Procedures]
(Application of accounting standard for business combinations, etc.)
Effective from the fiscal year ended October 31, 2016, the Company has adopted the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 of September 13, 2013; hereafter the “Business Combinations Accounting Standard”)”, the “Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7 of September 13, 2013; hereafter the “Business Divestitures Accounting Standard”)” and other standards. Accordingly, the accounting method was changed to record business acquisition costs as expenses for the fiscal year in which they occurred. Regarding business combinations implemented on or after November 1, 2015, the accounting method was changed to reflect adjustments to the allocation of acquisition cost due to finalization of provisional accounting treatment on the non-consolidated financial statements of the fiscal year in which the relevant business combinations occurred.
The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatments stated in Article 58-2 (4) of the Business Combinations Accounting Standard and Article 57-4 (4) of the Business Divestitures Accounting Standard from the beginning of the fiscal year ended October 31, 2016.
There is no impact on the non-consolidated financial statements in the fiscal year ended October 31, 2016.

(Change in depreciation method)
Pursuant to an amendment in the Corporation Tax Act, the Company has applied the Practical Solution on a Change in Depreciation Method due to Tax Reform 2016 (Practical Issue Task Force (PITF) No. 32 of June 17, 2016) from the fiscal year ended October 31, 2016. Accordingly, the Company changed the depreciation method for facilities attached to buildings and structures acquired on and after April 1, 2016 from the declining-balance method to the straight-line method.
The effect of this change to the non-consolidated financial statements for the fiscal year ended October 31, 2016 is immaterial.

[Notes to Non-Consolidated Balance Sheets]
1.	Pledged assets Assets pledged as collateral for loan payable of 3,750 million yen are as follows.
Land	712	million yen (carrying amount)
Buildings	339
Total	1,051

2.	Monetary receivables from and payables to affiliates
Short-term monetary asset	7,260	million yen
Long-term monetary asset	50
Short-term monetary liability	4,438
Long-term monetary liability	35

3.	Accumulated depreciation of tangible fixed assets	16,147	million yen

[Notes to Non-Consolidated Statements of Income]
1.	Amount of transactions with affiliates
Operating revenue	22,809	million yen
Operating expenses	28,735
Transactions other than operating transactions	515

[Notes to Non-Consolidated Statements of Changes in Net Assets]
1.	Class and number of shares of treasury stock
Class of shares	Number of shares at beginning of the fiscal year	Increase	Decrease	Number of shares at the end of the fiscal year
Common stock (Shares)	6,739,152	695	–	6,739,847
(Notes)	A breakdown of the increase is as follows. Purchase of shares of less than one unit: 695 shares

[Notes to Tax Effect Accounting]
1.	Deferred tax assets
Provision for bonuses	157 million yen
Prepaid consigned examination expenses	357 million yen
Provision for retirement benefits	576 million yen
Other	206 million yen
Deferred tax assets - Subtotal	1,295 million yen
Valuation allowance	(46) million yen
Deferred tax assets - Total	1,249 million yen

2.	Deferred tax liabilities
Reserve for advanced depreciation of non-current assets	389 million yen
Reserve for special depreciation	104 million yen
Valuation differences on available-for-sale securities	1,587 million yen
Other	24 million yen
Deferred tax liabilities - Total	2,104 million yen
Net deferred tax liabilities	855 million yen

3.	Revision of amount of deferred tax assets and deferred tax liabilities due to change in tax rate such as income tax rate
As “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15 of 2016) and “Act for Partial
Amendment of the Council Tax Act, etc.” (Act No. 13 of 2016) were enacted by the Diet on March 29, 2016, the effective statutory tax rate used to measure deferred tax assets and liabilities (however, limited to those that will be resolved on or after November 1, 2016) was changed from 32.26% to 30.86% for temporary differences expected to be recovered or paid during the period from November 1, 2016 to October 31, 2018, and to 30.62% for temporary differences expected to be recovered or paid on and after November 1, 2018.
The effect of this change is immaterial.

[Notes to Transactions with Affiliates]
1. Major shareholders
Name of company (Address)	Capital or investment (Millions of yen)	Business	Ratio of voting rights, etc., held of the Company (%)	Relationship with the Company	Transaction details	Transaction amount (Millions of yen)	Description	Fiscal year-end balance (Millions of yen)
NATIONAL FEDERATION OF AGRICULTURAL COOPERATIVE ASSOCIATIONS (Chiyoda-Ku, Tokyo)	115,267	Provision, etc., of production materials and lifestyle products	Directly holds 34.3	Sale of the Company’s products and purchase of raw materials	Sale of products	20,791	Accounts receivable-trade	792
					Purchase of raw materials	4,707	Accounts payable-trade	1,508
					Sales discounts	40
(Notes) 1.
Transaction terms and policies regarding determination of transaction termsPrices and other transaction terms are determined upon negotiation on a per-period basis in a manner identical to general transactions.

2.	Of the above amounts, transaction amounts do not include consumption taxes, etc.

2. Affiliates
Name of company (Address)	Capital or investment (Millions of yen)	Business	Ratio of voting rights, etc., held of the Company (%)	Relationship with the Company		Transaction details	Transaction amount (Millions of yen)	Description	Fiscal year-end balance (Millions of yen)
				Concurrent officers, etc.	Business relationship
K-I Chemical U.S.A. Inc. (New York State, U.S.A.)	U.S. $2 million	Export and import of agricultural chemicals, etc.	Directly holds 50.0	Concurrent: 2 persons	Sale of the Company’s products	Sale of products	17,325	Accounts receivable-trade	3,443
RIKENGREEN CO., LTD. (Taitoh-Ku, Tokyo)	1,102	Manufacture and sale of agricultural chemicals and industrial chemicals, etc.	Directly holds 29.5 Indirectly holds 1.9	Concurrent: 2 persons	Sale of the Company’s products and purchase of raw materials	Sale of products	1,183	Accounts receivable-trade	481
						Purchase of raw materials	22	Accounts payable-trade	2
IHARA CHEMICAL INDUSTRY CO., LTD. (Taitoh-Ku, Tokyo)	2,764	Manufacture and sale of agricultural chemicals and industrial chemicals, etc.	Directly holds 27.9 Indirectly holds 2.5	Concurrent: 2 persons	Purchase of raw materials for the Company’s products	Purchase of raw materials and products	26,432	Accounts payable-trade	4,115
								Advance payments-trade	2,470
(Notes) 1.
Transaction terms and policies regarding determination of transaction terms
Prices and other transaction terms with K-I Chemical U.S.A. Inc. and RIKENGREEN CO., LTD. are determined upon negotiation on a per-period basis in a manner identical to general transactions.
Transaction terms with IHARA CHEMICAL INDUSTRY CO., LTD. are reasonably determined upon negotiation on a per-period basis, in consideration of the total cost of goods.

2.	Of the above amounts, transaction amounts do not include consumption taxes, etc.

[Notes to Per Share Information]
1. Net assets per share	524.78 yen
2. Net income per share	19.80 yen

[Notes on Significant Subsequent Events]
Not applicable.

Accounting Auditor’s Audit Report on the Consolidated Financial Statements (duplicated copy)

Independent Auditor’s Report
(English Translation)
December 8, 2016

To the Board of Directors
KUMIAI CHEMICAL INDUSTRY CO., LTD.

Fuyou Audit Corporation

Atsushi Muramatsu, CPA
Engagement Partner
Nobuyuki Suzuki, CPA
Engagement Partner

We have audited, pursuant to Article 444, Paragraph 4 of the Company Law, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of changes in net assets and the notes to the consolidated financial statements of KUMIAI CHEMICAL INDUSTRY CO., LTD. (hereinafter referred to as the “Company”) for the fiscal year from November 1, 2015 to October 31, 2016.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of consolidated financial statements in accordance with accounting standards generally accepted in Japan. This responsibility includes designing and operating internal controls, which management considers necessary for the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, from an independent viewpoint. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit according to such plan to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected and applied depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. Although the purpose of the audit is not expressly to express an opinion on the effectiveness of the entity’s internal control, in making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KUMIAI CHEMICAL INDUSTRY CO., LTD. and its consolidated subsidiaries as of October 31, 2016 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Relationship of Interest

We have no interests in or relationships with the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.
____________________
Notice to Readers:
The original consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of changes in net assets and the notes to the consolidated financial statements, are written in Japanese.

Accounting Auditor’s Audit Report on the Non-Consolidated Financial Statements (duplicated copy)

Independent Auditor’s Report
(English Translation)
December 8, 2016
To the Board of Directors
KUMIAI CHEMICAL INDUSTRY CO., LTD.

Fuyou Audit Corporation

Atsushi Muramatsu, CPA
Engagement Partner
Nobuyuki Suzuki, CPA
Engagement Partner

We have audited, pursuant to Article 436, Paragraph 2, Item 1 of the Company Law, the non-consolidated financial statements, which consist of the non-consolidated balance sheets, the non-consolidated statements of income, the non-consolidated statements of changes in net assets, the notes to the non-consolidated financial statements and the accompanying supplementary schedules of KUMIAI CHEMICAL INDUSTRY CO., LTD. (hereinafter referred to as the “Company”) for the 68th term from November 1, 2015 to October 31, 2016.

Management’s Responsibility for Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of non-consolidated financial statements and the accompanying supplemental schedules in accordance with accounting standards generally accepted in Japan. This responsibility includes designing and operating internal controls, which management considers necessary for the preparation and fair presentation of non-consolidated financial statements and accompanying supplemental schedules that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the accompanying supplemental schedules from an independent viewpoint, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit according to such plan to obtain reasonable assurance about whether the non-consolidated financial statements and the accompanying supplemental schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the accompanying supplemental schedules. The procedures selected and applied depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Opinion

In our opinion, the financial statements and accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2016 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

Relationship of Interest

We have no interests in or relationships with the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.
____________________
Notice to Readers:
The original non-consolidated financial statements, which consist of the non-consolidated balance sheets, the non-consolidated statements of income, the non-consolidated statements of changes in net assets, the notes to the non-consolidated financial statements and the accompanying supplementary schedules, are written in Japanese.

Board of Corporate Auditors’ Audit Report (duplicated copy)

Audit Report

(English Translation)

Regarding the performance of duties by the Directors for the 68th term from November 1, 2015 to October 31, 2016, the Board of Corporate Auditors hereby submits its audit report, which has been prepared upon careful consideration based on the audit report prepared by each Corporate Auditor.

1.	Summary of Auditing Methods by the Corporate Auditors and Board of Corporate Auditors

(3)
The Board of Corporate Auditors established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding his or her audits and results thereof, as well as received reports from the Directors, other relevant personnel and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(4)
Each Corporate Auditor complied with the auditing standards of the Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with Directors, the internal audit division, and any other relevant personnel, and made efforts to prepare the environment for information gathering and audit, as well as conducted the audit through the methods described below.

4)
We participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important management decision documents and associated information, and studied the operations and financial positions at the head office and principal business offices. With respect to subsidiaries, we communicated with, and exchanged information from, Directors and Corporate Auditors of subsidiaries as well as received reports from subsidiaries on their business as necessary.

5)
In addition, with respect to the system for ensuring that the performance of duties by the Directors as stated in the Business Report conforms to the related laws and regulations and Articles of Incorporation, and the contents of the resolutions of the Board of Directors regarding preparation of other system to ensure the properness of operations of a group of enterprises consisting of a stock company and its subsidiaries as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law and such other system prepared based on such resolutions (internal control systems), we received regular reports from Directors, employees and other relevant personnel regarding the development and the operation of the system, requested explanations as needed and expressed opinions.

6)
Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the system for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Ordinance for Corporate Accounting) had been prepared in accordance with the Quality Management Standards Regarding Audits (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the Business Report and the accompanying supplementary schedules, the non-consolidated financial statements (non-consolidated balance sheets, non-consolidated statements of income, non-consolidated statements of changes in net assets, and notes to non-consolidated financial statements) and the accompanying supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets and notes to consolidated financial statements) related to the relevant fiscal year.

2.	Results of Audit

(1)      Results of Audit of Business Report and Other Relevant Documents
1)
In our opinion, the business report and the accompanying supplementary schedules are in accordance with the related laws and regulations, and Articles of Incorporation, and fairly represent the Company’s condition.

2)
We have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation, related to performance of duties by the Directors.

3)
In our opinion, the contents of the resolutions of the Board of Directors related to the internal control systems are fair and reasonable. In addition, we have found no matters of note regarding the description in the Business Report and the performance of duties by the Directors related to such internal control systems.

(2)          Results of Audit of Non-Consolidated Financial Statements and Accompanying Supplementary Schedules
In our opinion, the methods and results employed and rendered by Fuyou Audit Corporation are fair and reasonable.

(3)          Results of Audit of Consolidated Financial Statements
In our opinion, the methods and results employed and rendered by Fuyou Audit Corporation are fair and reasonable.

December 8, 2016

Board of Corporate Auditors, KUMIAI CHEMICAL INDUSTRY CO., LTD.

Full-time Corporate Auditor	Kazuyuki Izumisawa
(Outside Corporate Auditor)
Outside Corporate Auditor	Shozo Kubo
Outside Corporate Auditor	Atushi Kamano
Corporate Auditor	Gunji Takahashi